Draft Date: March 29, 2005

YAMANA GOLD INC.

RENEWAL ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

March 28, 2005

150 York Street, Suite 1902
Toronto, Ontario M5H 3S5

YAMANA GOLD INC.
RENEWAL ANNUAL INFORMATION FORM FOR THE
FISCAL YEAR ENDED DECEMBER 31, 2004

ITEM 1

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to Yamana Gold Inc., certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this document under the heading “Risks to the Business”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Currency Presentation And Exchange Rate Information

This renewal annual information form contains references to both US dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Canadian dollars” or “Cdn$”.

The closing, high, low and average exchange rates for the US dollar in terms of Canadian dollars for the years ended February 28, 2003, February 29, 2004 and December 31, 2004, as reported by the Bank of Canada, were as follows:

	Year Ended December 31	Year Ended February 29	Year Ended February 28
	2004	2004	2003
Closing	$1.20	$1.33	$1.49
High	1.39	1.49	1.62
Low	1.17	1.27	1.51
Average(1)	1.30	1.37	1.56

(1) Calculated as an average of the daily noon rates for each period.

On March 28, 2005, the Bank of Canada noon rate of exchange was US$1.00 = Cdn$1.22 or Cdn$1.00 = US$0.82.

ITEM 2
CORPORATE STRUCTURE

Yamana Gold Inc. (the “Company” or “Yamana”) was continued under the Canada Business Corporations Act by Articles of Continuance dated February 7, 1995. On August 15, 1995, pursuant to Articles of Amendment, the directors were authorized to determine the maximum number of directors, within the minimum and maximum numbers authorized in the Company’s articles, and to appoint one or more directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders, the total number of directors so appointed not to exceed one-third of the number of directors elected at the previous annual meeting of shareholders. On February 7, 2001, pursuant to Articles of Amendment, the Company created, and authorized the issuance of a maximum of 8,000,000, first preference shares, Series 1. On July 30, 2003, pursuant to Articles of Amendment, the name of the Company was changed from Yamana Resources Inc. to Yamana Gold Inc. On August 12, 2003, the authorized capital of the Company was altered by consolidating all of the then issued and outstanding common shares of the Company on the basis of one new Common Share for 27.86 existing common shares. All references to Common Shares in this annual information form are to post-consolidation shares, unless otherwise noted.

The Company’s head office is located at 150 York Street, Suite 1902, Toronto, Ontario M5H 3S5 and its registered office is located at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2.

The following chart illustrates the Company’s principal subsidiaries (the “Subsidiaries”), together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company. As used in this annual information form, except as otherwise required by the context, reference to the “Company” or “Yamana” means Yamana Gold Inc. and the Subsidiaries.

ITEM 3
GENERAL DEVELOPMENT OF THE BUSINESS OF THE COMPANY

Overview of Business

The Company is currently engaged in the acquisition, exploration, development and operation of mineral properties in Brazil and Argentina. In August 2003, the Company acquired the São Francisco, São Vicente and Fazenda Nova/Lavrinha properties (the “Santa Elina Properties”) and the Chapada copper-gold project (the “Chapada Properties”) in Brazil from Santa Elina Mines Corporation (“Santa Elina”) and the Fazenda Brasileiro gold mine (the “Fazenda Brasileiro Mine”) in Brazil from Companhia Vale do Rio Doce (“CVRD”). These acquisitions have made the Company a significant gold producer in Brazil and one of Brazil’s largest gold exploration landholders.

The Company also holds exploration gold properties in the eastern part of Santa Cruz Province in the Patagonian region of Argentina and the Cumaru and Gradaus properties in Brazil.

Three Year History

Between April 1999 and April 2002, Yamana’s activities were focused on developing and producing high-grade silver ore from the Company’s Martha Mine (“Mina Martha”), located in the western part of the province of Santa Cruz, Argentina. In April 2002, Yamana sold its interest in the Mina Martha Mine and the other silver-dominant properties in western Santa Cruz Province to Coeur d’Alene Mines Corporation. The sale of the western Santa Cruz silver properties allowed Yamana to refocus on its gold-dominant properties in the eastern part of Santa Cruz Province and to seek new exploration opportunities elsewhere in the world.

In April 2002, Yamana entered into an agreement (the “Santa Cruz Joint Venture”) with Compañia de Minas Buenaventura S.A.A. (“Buenaventura”), a Peruvian mining company, to fund a two-phase exploration program of the eastern region gold properties. Subsequently, Mauricio Hochschild & Compania S.A.C. (“Hochschild”), another Peruvian mining company, agreed to join the Santa Cruz Joint Venture. Each of Hochschild, in late 2003, and Buenaventura, in June 2004, withdrew from the Santa Cruz Joint Venture. The Company is currently evaluating its options with respect to exploring the eastern region gold properties, which may include seeking further joint venture partners, selling the properties or the Company conducting the exploration program on its own.

In October 2002, Yamana began an evaluation of its operations in view of the improvement of gold prices in early 2002. Yamana’s investigation of opportunities in South America resulted in the acquisition of an option to acquire, over a five year period, the 1,000-square-kilometre area of Cumaru, Brazil’s largest garimpeiro reserve, in the Carajas Region of Para State, Brazil.

As part of its developing emphasis on Brazil, in early 2003, Yamana began discussions with Santa Elina. From April to July 2003, Yamana and Santa Elina negotiated the terms of the acquisition of the Santa Elina Properties and the Chapada Properties from Santa Elina and the acquisition of the Fazenda Brasileiro Mine from CVRD. The Chapada Properties are composed of the Chapada copper-gold project and other exploration lands in northern Goiás State, Brazil. The Santa Elina Properties include São Francisco project and São Vicente property and two advanced pre-production gold projects, the Fazenda Nova Mine and the Lavrinha property, as well as some exploration projects, claims and concessions in Brazil. The pre-production projects were all in advanced stages of permitting and licensing. The Fazenda Nova Mine and the Lavrinha property are located in the Goiás Mineral District in central Goiás State, while São Vicente and São Francisco are located approximately 50 kilometres apart along the Santa Elina Gold Belt in west central Mato Grosso State near the Bolivian border.

On July 31, 2003, the Company closed a private placement for gross proceeds of Cdn.$55.5 million to fund the acquisition of the Fazenda Brasileiro Mine and the development of the Santa Elina Properties.

In connection with the acquisition of the Santa Elina Properties, the Chapada Properties and the Fazenda Brasileiro Mine, in August 2003 the Company’s board of directors was increased from six to seven members and was reconstituted. The board of directors is currently comprised of Peter Marrone, Antenor Silva, Jr., Juvenal Mesquita, James Askew, Victor Bradley, Patrick Mars and Lance Tigert. Peter Marrone was appointed President and Chief Executive Officer of the Company.

On December 23, 2003, Yamana closed a public offering for gross proceeds of Cdn.$27.7 million to fund the advancement of the Company’s mineral projects, potential acquisitions and general corporate purposes.

In January 2004, the Company commenced construction at its Fazenda Nova Mine, which was completed in the second half of 2004. The decision to construct the mine was based on a feasibility study dated November 2003 prepared by Kappes Cassiday & Associates. Gold production at the mine began in late 2004 and 2005 will be the first full year of production at the mine.

On October 15, 2004, the Company secured a $100 million debt financing commitment from Amulet Limited (“Amulet”), a private investment fund advised by Amaranth Advisors (Canada) ULC, and entered into a subscription agreement with Amulet dated as of October 15, 2004 (the “Subscription Agreement”) whereby Amulet agreed to subscribe for $100 million of senior secured notes of the Company (“Senior Secured Notes”). The proceeds from the issue and sale of the Senior Secured Notes will be used to fund construction of the Chapada Project.

The Senior Secured Notes will have a six year term with principal repayable in full at maturity. The Senior Secured Notes will bear interest at the rate of 10.95% per annum and interest is payable semi-annually. At the option of the Company, interest may be accrued during the first two years, in which case the interest rate will be 12.45%. The Company has the right, but not the obligation, to pay interest (but not principal) in common shares, subject to the Company obtaining all necessary regulatory approvals, based on the prevailing market price of the common shares at the time. The Senior Secured Notes will be secured against all of the assets of the Company and its material subsidiaries and will be guaranteed by certain subsidiaries of the Company, including each of its material subsidiaries. The Company may redeem the Senior Secured Notes at any time after three years from the date of issue at a redemption price, payable in cash, of the principal amount plus a premium and any accrued but unpaid interest.

The Senior Secured Notes will be created and issued pursuant to a trust indenture (the “Trust Indenture”) entered into between the Company and BNY Trust Company of Canada as of December 21, 2004. During the period prior to drawdown, the forms of security agreements will be settled and security will be registered. The proceeds of the debt financing will be registered with the Brazilian Central Bank prior to the advance of the proceeds to the Company.

The subscription for the Senior Secured Notes under the Trust Indenture may occur on or before April 30, 2005, which date may be extended by 60 days at the option of the Company. The entire amount of the proceeds from the issue and sale of the Senior Secured Notes will be advanced to the Company in a single tranche. The issue and sale of the Senior Secured Notes is subject to certain conditions including receipt of all requisite regulatory approvals.

In connection with the financing commitment, the Company has paid fees of $1,350,000 and will pay a further facility fee of $850,000 upon funding.

As additional consideration, the Company has issued common share purchase warrants to Amulet to purchase up to 5 million common shares pursuant to the terms of the Subscription Agreement. Of such warrants, (a) warrants to purchase up to 1,250,000 Common Shares are exercisable at a price of Cdn$4.05 per share at any time until October 15, 2009; (b) warrants to purchase up to 1,250,000 Common Shares are exercisable at a price of Cdn$4.05 per share at any time until December 15, 2009; and (c) warrants to purchase up to 2,500,000 Common Shares are exercisable at a price equal to 125% of the prevailing market price of the common shares on the TSX at the time of funding, at any time during the period from funding of the Senior Secured Notes until five years thereafter.

On November 9, 2004, Yamana closed a public offering of 26,377,000 common shares for gross proceeds of Cdn$91 million to fund the advancement of the Company’s mineral projects, potential acquisitions and general corporate purposes.

In November 2004, the Company made a formal construction decision at its Chapada Property, based on the results of an updated feasibility study on the property completed in August 2004. The Company plans to commence production at the property in early 2007.

In November 2004, the Company made a formal construction decision at is São Francisco gold project, upon the completion of a final feasibility study for São Francisco, and construction was commenced shortly thereafter. With construction now underway, production at São Francisco is planned for the fourth quarter of 2005.

Acquisitions and Dispositions

Santa Elina Properties

On August 12, 2003, Yamana acquired (i) a 100% interest in Mineração Bacilândia Ltda., the holder of the Fazenda Nova/Lavrinha properties; (ii) a 100% economic interest in Santa Elina Desenvolvimento Mineral S.A., the holder of the São Francisco and São Vicente properties; pursuant to an amended and restated agreement (the “Share Purchase Agreement”) entered into with Santa Elina dated June 23, 2003. In order to comply with legal restrictions applicable to border areas, 74.5% of the common shares of Santa Elina Desenvolvimento Mineral S.A. are held by Yamana Desenvolvimento Mineral S.A. FTFPAR Participações Ltda. holds 51% of the common shares of Santa Elina Desenvolvimento Mineral S.A in trust for Yamana Desenvolvimento Mineral S.A. and a shareholders’ agreement was entered into between Yamana and MSP, providing that, among other things, MSP will hold such shares for the benefit of Yamana and that Yamana controls the voting and disposition of such shares. Pursuant to the Share Purchase Agreement, Yamana issued 14,677,380 common shares and 7,338,690 warrants to Santa Elina.

Chapada Properties

On August 12, 2003, Yamana, through a wholly-owned subsidiary, acquired all of the shares of Mineração Maracá Industria e Comércio S.A. (“Mineração Maracá”), an affiliate of Santa Elina and the holder of the Chapada Properties, and any intercompany loans owing by Mineração Maracá to Santa Elina, pursuant to an amended and restated option agreement (the “Chapada Agreement”) entered into with Mineração Maracá dated as of June 23, 2003. Pursuant to the Chapada Agreement, the aggregate consideration paid by Yamana was $24,250,000, payable by the issuance of 20,208,333 common shares and 10,104,166 warrants.

Fazenda Brasileiro Mine

On August 12, 2003, Yamana acquired all of the shares of Mineração Fazenda Brasileiro S.A. (“Mineração Brasileiro“), an affiliate of Santa Elina. On August 15, 2003, pursuant to an agreement (the “Fazenda Brasileiro Acquisition Agreement”) entered into among Santa Elina, Mineração Brasileiro and CVRD dated June 17, 2003, Mineração Brasileiro acquired the Fazenda Brasileiro Mine for $20.9 million in cash. The range of environmental liabilities and closure costs assumed by Mineração Brasileiro was $5.6 million to $6.6 million as at 2007 assuming closure of the mine at that time and the mine life not being further extended. Some of these obligations have been settled, and the book value of environmental liabilities and closure costs at Fazenda Brasileiro as at December 31, 2004 was $4,944,800. Yamana paid Canaccord Capital Corporation (“Canaccord”) a fiscal advisory fee of Cdn.$450,000 in connection with the Fazenda Brasileiro Acquisition pursuant to a fiscal advisory agreement dated July 25, 2003 between Yamana and Canaccord. Yamana paid Canaccord Cdn.$125,000 for other services under the fiscal advisory agreement including sponsorship of the Company on the TSX.

Other Acquisitions and Dispositions

In April 2002, Yamana closed a three-way agreement (the “Coeur-Northgate Agreement”) with Coeur and Northgate in which Coeur acquired Compañia Minera Polimet S.A. (“Polimet”), a former Argentine subsidiary of Yamana and all its assets located in Santa Cruz Province, Argentina, in exchange for satisfying in full Yamana’s loan obligation to Northgate under a two year $4,000,000 loan facility (later increased to $4,500,000). Under the Coeur-Northgate Agreement, Coeur agreed to transfer from Polimet back to Yamana’s Argentine subsidiary, RYSA, all Santa Cruz properties and assets in the gold-dominant eastern part of the province while Polimet retains ownership of only the silver-dominant properties and assets in the western part of the province.

In January 2003, Yamana acquired from the Cumaru Garimpeiro Cooperativa a 100% interest in the 970-square kilometre Cumaru Garimpeiro Reserve and the adjoining 17-square kilometre Gradaus mining property located in Brazil. Gradaus consists of partially developed private ground with an active mining license and a modern operations camp. Pursuant to the land agreement, Yamana is required to make property payments of approximately $1,300,000 over the next three years with the final payment due on February 28, 2008.

ITEM 4
NARRATIVE DESCRIPTION OF THE BUSINESS

Yamana is engaged in the acquisition, financing, exploration, development and operation of precious metal mining properties in Brazil and Argentina.

Principal Products

The Company’s principal product is gold, with gold production forming a significant part of revenues. There is a global gold market into which Yamana can sell its gold and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold that it produces.

The Company expects to begin producing copper in 2007, which is expected to add to the revenues and cash flow generated from its gold production.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Operations

Employees

As of December 31, 2004, the Company has approximately 745 employees. In addition to this, the Company employs approximately 562 contractors at its operations.

Foreign Operations

The Company is entirely dependent upon its foreign operations, as all of its precious metal mining properties are located in Brazil and Argentina. The Company currently owns the Fazenda Brasileiro Mine, the São Francisco/São Vicente property, Fazenda Nova Mine and the Lavrinha property, the Chapada Properties and the Cumaru-Gradaus properties in Brazil and the Santa Cruz properties in Argentina. Any changes in regulations or shifts in political attitudes in Brazil or Argentina are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted.

Brazil

Brazil is one of the ten largest economies in the world, and South America’s largest country in population and area. It is a constitutional democracy with a strong national policy encouraging foreign investment. No special taxes or registration requirements are imposed on foreign-owned companies and foreign investment capital is treated equal to domestic capital.

Brazil ranks as one of the world’s leading jurisdictions for mining investment. The country offers extensive infrastructure, a large pool of skilled technical and professional personnel, and an established legal system. Mineral resources are defined and mining rights guaranteed under Brazil’s Federal Constitution, Federal Mining Code and various Executive Laws. The Federal Government collects royalties on mineral production; up to half this royalty is paid to the surface land owner.

Brazilian Mining Laws

Under the Brazilian Constitution, mineral deposits represent a property interest separate from the surface rights and belong to the federal government. The prospecting and mining of mineral resources in Brazil may be carried out by Brazilians or by companies duly incorporated in Brazil, which hold a license or concession granted by the federal government.

Certain royalties are levied on mineral production in accordance with Brazilian law. The current statutory royalty imposed by the federal government on gold properties is 1% of net smelter revenue ("NSR"). Of this 1% NSR, 65% is payable to the municipality, 23% is payable to the state government, and 12% is payable to the federal government. The statutory royalty for copper properties is 2%.

The DNPM. In Brazil, mining activity requires the grant of licenses and concessions from the Departamento Nacional da Produção Mineral (the "DNPM"), an agency of the Brazilian federal government responsible for controlling and enforcing the Brazilian Mining Code. Agreements with landowners are also required. Government concessions consist of: (i) applications for exploration licenses; (ii) exploration licenses; and (iii) mining concessions. The area covered by concessions is limited to 10,000 hectares but may be smaller in area depending upon the region where the concession is situated.

Applications for Exploration Licenses. An application for an exploration license must be supported by a location map, exploration plan and motivation report, and must comply with certain other requirements. Provided the area of interest is not already covered by a pre-existing application or exploration license and that all requirements are met, the DNPM would normally grant the permit on a priority of application basis. Applications are sequentially numbered and dated on filing with the DNPM.

Exploration Licenses. An exploration license entitling the holder to prospect must be requested in an exploration application addressed to the DNPM which, when registered, guarantees the applicant priority if the prospect applied for is not already covered by a geological reconnaissance permit, exploration license, mining concession or mine manifest in favour of others, and if no prior application has been filed for authorization to prospect in the same area. An exploration license from the DNPM specifies the properties included within the area of prospecting and defines the latter by locality, boundaries and surface area.

An exploration license is valid for up to three years, can be renewed for a further period under special conditions and may be transferred. Exploration must begin within 60 days of the issuance of the license and must not be suspended for more than three consecutive months or 120 non-consecutive days. Otherwise, the DNPM has the discretion to terminate the license. Within the term of an exploration license, the holder of an exploration license must carry out the work necessary to determine the existence and extent of a mineral deposit and to assess its exploitability in economical and technical terms. In addition, the holder of an exploration license must submit to the DNPM a report of exploratory work done. Upon submission of that report, the DNPM has the right to inspect the area to confirm the accuracy of the report and shall approve the report when the existence of a mineral deposit has been confirmed. Upon approval of that report, the holder of the license has one year to apply for a mining concession. In exceptional cases the extraction of mineral substances in authorized areas may be permitted before the granting of a mining concession, subject to the prior authorization of the DNPM.

Mining Concessions. An application for a mining concession must be addressed to the Brazilian Mining Ministry by the holder of an approved exploration license, supported by information regarding the plan for economic development of the deposit, including a description of the mining plan, the processing plants, proof of the availability of funds or existence of financial arrangements for carrying out the economic development plan and operation of the mine.

Applications for mining concessions must also include an independently prepared environmental plan that must deal with water treatment, soil erosion, air quality control, revegetation and reforestation (where necessary) and reclamation. Mining concessions will not be granted unless the mining plan, including the environmental plan, is approved by the state authorities. The mining concession, once granted, will contain terms and conditions of the concession which will include terms and conditions relating to environmental matters. Terms relating to environmental matters may include employment conditions for employees working with hazardous materials (such as periodic employee rotation), a code for mine construction (as may be necessary, for example, to avoid contamination of soil and ground water, for proper drainage and to limit erosion), tailings disposal guidelines, procedures and timetables for revegetation and reforestation, and the plan for reclamation once mining is completed.

Site visits by governmental authorities to properties where mining concessions are granted occur on a regular basis (generally, the frequency of visits will depend upon the nature of the work being undertaken and the length of the prior visit) and annual progress or status reports must be submitted by the mining company that holds the mining concession. Those visits or reports may require a mining company to adopt changes to the mining plan based on the recommendations made by governmental authorities. Failure to comply with the recommendations may result in fines, damages, restitution and, if such punitive actions are not complied with, imprisonment for officers of the mining company. A mining company's annual operating permit may not be renewed if the mining company has not complied with the recommendations.

The holder of an approved Brazilian mining concession must, among other things, start working within six months after publication of the mining concession. The mining work, once commenced, cannot be interrupted for more than six consecutive months except for proven reasons of force majeure, otherwise the concession may be revoked. The mining company is also required to file with the DNPM annually, detailed statistical reports on the mine's performance. Mining concessions are not limited in time and will remain valid until full depletion of the mineral deposit. Mining concessions can be transferred between parties qualified to hold them. The holder of a mining concession is entitled to sell or lease the concession subject to the approval of the appropriate governmental authority which will be granted if the conditions provided for in the applicable legislation are met. Once a mining concession is granted, a mining company is required to obtain an operating permit for each mine that is operated. The operating permit is renewed annually subject to compliance with environmental matters.

No significant fees or other payments are required to be paid in connection with the issuance of an exploration licence, an application for an exploration license or mining concession, or a mining concession itself. However, surface owners must be compensated for disturbance of their farming and other activities. If compensation cannot be resolved by negotiation between the parties, then any such dispute will be resolved by the courts based upon tradition for the region and type of mining.

Foreign Investment Controls. In accordance with Brazilian laws and regulations, foreign investment must be registered at the Central Bank of Brazil (the "Central Bank"). Such registration is electronic, and no preliminary official authorization is required for investment in currency. The investment to subscribe for capital or to buy a stake in an existing Brazilian company can be remitted to Brazil through any banking establishment authorized to deal in foreign exchange. However, closing of the exchange contract is conditional on the existence of an Electronic Declaratory Registry (RDE) registration number for the foreign investor and the Brazilian investee. The RDE is part of the Central Bank Information System (SISBACEN). The registration of investments as foreign capital, as evidenced by the appropriate Central Bank electronic registration, grants the foreign investor the right to repatriate the registered investments and to remit after-tax earnings attributable to such investments. These earnings may be reinvested in Brazil, either through their capitalization in the entity which produced the earnings or their investment in another Brazilian entity. Such capitalized earnings may then be registered as foreign capital with the Central Bank in foreign currency.

On the ultimate sale of an investment in Brazil, current Brazilian regulations provide that the foreign investor may remit the proceeds of the sale free of withholding tax up to the amount of the registered foreign capital of the remitter.

Environmental Policy

Yamana has implemented an environmental health and safety policy that is fundamental to its mining operations. The Company, in its extraction and production of gold, is guided by principals of sustainable growth and development assuming the following commitments:

(1)
to continuously employ in its activities and products environmental advancements that reduce pollution, environmental, health and safety risks, adhering to applicable environmental, health and safety laws and legislations;

(2)
to prioritize the development of more efficient, safer and pollution minimizing technology, and contribute technologically to the improvement of the environmental performance of its processes, products and services of its suppliers, and contractors;

(3)	to train, educate and motivate employees and contractors, to execute their tasks and duties in a safe and environmentally responsible manner;

(4)
to adapt a healthy and safe working environment, in which maintenance and support of this environment is the responsibility of all employees and consultants in accordance with their functions and activities;

(5)	to establish environmental, health and safety objectives and goals, and taking care that they are periodically reviewed and documented and communicated to interested parties and the general public;

(6)
to establish in the management of environmental, health and safety policies, recommendations to our suppliers and contractors of products and services and in doing so to consider the expectations of interested parties, such as clients, employees, shareholders and the community; and

(7)	to build and operate facilities according to applicable international standards for environmental compliance.

Risks of the Business

The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk. Yamana's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and copper, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding pit wall failure and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Yamana will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Yamana not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Yamana towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Insurance and Uninsured Risks

Yamana’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Yamana maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company's operations. Yamana may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Yamana or to other companies in the mining industry on acceptable terms. Yamana might also become subject to liability for pollution or other hazards that may not be insured against or that Yamana may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Yamana to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not materially adversely affect the Company's business, financial condition and results of operations. Environmental hazards may exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, or may in the future be, required in connection with the Company's operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and results of operations.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The figures for Mineral Reserves and Mineral Resources contained in this annual information form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of the Company’s ability to extract these Mineral Reserves, could have a material adverse effect on the Company’s results of operations and financial condition.

Need for Additional Reserves

Because mines have limited lives based on proven and probable reserves, the Company must continually replace and expand its reserves as its mines produce gold. The life-of-mine estimates included in this annual information form may not be correct. The Company’s ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring new mines into production and to expand reserves at existing mines.

Land Title

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition

The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Company's prospects for mineral exploration and success in the future.

Additional Capital

The exploration and development of the Company's properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations, will require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of a property interest. The only source of funds now available to the Company is through the sale of equity capital, properties, royalty interests or the entering into of joint ventures. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. Failure to raise capital when needed would have a material adverse effect on the Company's business, financial condition and results of operations.

Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of mineral commodities has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Company's business, financial condition and results of operations.

Furthermore, reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Governmental Regulation of the Mining Industry

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company's business, financial condition and results of operations.

Foreign Operations

The Company's operations are currently conducted in Brazil and Argentina and, as such, the Company's operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Brazil or Argentina may adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations or profitability.

Labour and Employment Matters

While the Company has good relations with both its unionized and non-unionized employees, production at its mining operations is dependant upon the efforts of the Company's employees. In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company's business, results of operations and financial condition.

Foreign Subsidiaries

The Company is a holding company that conducts operations through Brazilian and Argentinean subsidiaries and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Market Price of Common Shares

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”), the American Stock Exchange (“Amex”) and the London Alternative Investment Market (“AIM”). Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The Company’s share price is also likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Company’s performance that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not continue to follow the Company’s securities; the lessening in trading volume and general market interest in the Company’s securities may affect an investor's ability to trade significant numbers of Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Dividend Policy

No dividends on the Common Shares have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company's board of directors after taking into account many factors, including the Company's operating results, financial condition and current and anticipated cash needs.

Dilution to Common Shares

As of February 28, 2005, approximately 50,094,311 Common Shares were issuable on exercise of warrants, options or other rights to purchase Common Shares at prices ranging from Cdn.$1.50 to Cdn.$5.57.

During the life of the warrants, options and other rights, the holders are given an opportunity to profit from a rise in the market price of the Common Shares with a resulting dilution in the interest of the other shareholders. The Company’s ability to obtain additional financing during the period such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the Common Shares. The holders of the warrants, options and other rights may exercise such securities at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding rights.

The increase in the number of Common Shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the Common Shares. In addition, as a result of such additional Common Shares, the voting power of the Company's existing shareholders will be substantially diluted.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of Common Shares. Substantially all of the Common Shares not held by affiliates of the Company can be resold without material restriction either in the United States, in Canada or both.

Dependence Upon Key Management Personnel and Executives

The Company is dependent upon a number of key management personnel, including its President and Chief Executive Officer. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company's ability to manage its exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The Company has entered into employment agreements with certain of its key executives.

Possible Conflicts of Interest of Directors and Officers of the Company

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest with or which are governed by the procedures set forth in the Canada Business Corporations Act and any other applicable law.

History of Losses

Although the Company retained earnings of $263,000 as at December 31, 2004, and had recorded earnings of $1,007,646 for the year ended February 29, 2004, the Company has previously experienced operating losses since its incorporation on March 17, 1994. Prior to August 2003, the Company was an early stage exploration company. The loss for the year ended February 28, 2003 amounted to $3,391,949. The Company had an accumulated deficit of $52,644,546 as at February 28, 2002 and on August 30, 2002, Yamana’s shareholders approved the elimination of this deficit by way of a corresponding reduction to capital stock. There can be no assurance that the Company will be able to sustain profitability in the future.

Copper Supply Industry Subject to World-Wide Antitrust Investigation

The Company expects to begin producing copper in 2007. There is currently a multijurisdictional and industry-wide investigation relating to the competition practices in the copper concentrate market. The Company cannot determine the impact, if any, this investigation will have on operations, the copper industry, copper prices or the Company’s ability to profit from the production of copper.

Technical Information

The estimated mineral reserves and mineral resources for the Fazenda Brasileiro Mine, the Fazenda Nova Mine, the São Francisco property, the São Vincente property and the Chapada property have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000 (the “CIM Standards”). The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Average Total Cash Costs

“Average total cash costs” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. These costs are then divided by ounces sold to arrive at the total cash costs of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

Mineral Projects

Fazenda Brasileiro Mine

The disclosure under the heading “Narrative Description of the Business - Mineral Projects - Fazenda Brasileiro Mine” has been derived, in part, from a technical report dated July 4, 2003 entitled “A Technical Review of the Fazenda Brasileiro Gold Mine and Adjacent Exploration Property in Bahia State, Brazil for Santa Elina Mines Corporation” prepared by John R. Sullivan, P.Geo., Senior Associate Geologist, G. Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer, and Velasquez Spring, P.Eng., Senior Geologist, of Watts, Griffis and McOuat Limited (“WGM”), each of whom is a “qualified person” as defined in National Instrument 43-101. Certain disclosure has also been derived from an estimate of mineral reserves dated December 31, 2004 prepared by Porfirio Cabeleiro Rodriguez, Geostatitician, and reviewed by Mel Klohn, Geologist Consultant, as a “qualified person” as defined in National Instrument 43-101.

Property Description and Location

The Fazenda Brasileiro property includes a producing gold mine and approximately 150,000 hectares of adjacent exploration properties. It is located in northeast Brazil in the eastern portion of Bahia state, 180 kilometres NNW of the state capital city of Salvador. The property, all of which is within the Rio Itapicura Greenstone Belt (“RIGB”), can be roughly divided into two parts. One part covers the east-west trending Weber Belt, which hosts the mine, operating open pits and areas of immediate exploration potential. The other part covers large portions of the north-south trending portion of the RIGB and several exploration permits southwest of the mining area. The Weber Belt area is comprised of 15 contiguous tenements at various stages of the Brazilian tenure process, totalling approximately 12,000 hectares. The remaining area is comprised of 61 blocks, many of which are contiguous and all at various stages of the tenure process, totalling approximately 60,000 hectares in area.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Fazenda Brasileiro site is accessed from Salvador via 180 kilometres of paved roads, including two-lane and four-lane highways and secondary paved highways to the village of Teofilandia, which is 15 kilometres by road southeast of the mine. This road from Teofilandia to the mine is unpaved but of good quality. There are numerous direct flights daily from Salvador to São Paulo and other major Brazilian cities from which connections are available to a variety of international destinations. Various secondary and tertiary roads, some of poor quality, lead from the mine area to portions of the exploration properties although the routes are circuitous.

The climate is semi-arid and seasonal variations are minimal but rain is more prevalent between November and January. Average annual rainfall, measured on the site, is around 500 millimetres. Average annual temperature is approximately 24° Celsius with virtually no month-to-month variation.

The town of Teofilandia serves as the main community for workers at the mine and there is a much smaller village between it and the mine. The local population is approximately 15,000 people, the vast majority of whom live in Teofilandia. The general area of the exploration properties is inhabited largely by subsistence farmers and garimpeiros. Outside of the Fazenda Brasileiro mine, local economic activity consists of subsistence agriculture, goat herding and cattle ranching.

Teofilandia is a full service town and it and the mine are served by the national power grid and highways. There is a freight-only rail line that passes close to the mine, but it is not used by the mine.

Mine site infrastructure includes a 470 metre vertical shaft; a series of underground ramps; a 960,000 tonnes per year carbon-in-pulp (“CIP”) milling facility; a series of plastic lined tailings disposal ponds; a warehouse and maintenance shops; drill core logging, splitting and storage facilities; a sample preparation facility and assay laboratory; a cafeteria; a helicopter landing pad from which gold bullion is shipped off site and several office complexes. In addition, the mine has a water system consisting of a well field located east of Teofilandia, a buried pipeline and a pumping system to provide potable and processing water to Teofilandia and the mine.

Topography is gently rolling with elevations of 300 to 500 metres above mean sea level. Relief is generally 50 to 100 metres although there are occasional hills and series of hills rising 200 to 300 metres. Vegetation is generally sparse although at the time of the WGM site visits the entire area was green. Plant cover is composed of rough, low grasses, algaroba (mesquite-like) trees and sisal plants. There are very few flowing water courses in the area.

History

The Fazenda Brasileiro mine began production in 1984 as an open pit, heap leach operation. In 1988, production began from underground operations with processing in the newly constructed CIP plant and has been continuous since such time. Heap leach production has since been discontinued. Total gold production at the end of 2004 was over 2,240,000 ounces. Heap leach and CIP mill recoveries have averaged 75% and 95%, respectively. CIP throughput and grade have been very consistent on a year-by-year basis.

Geological Setting

The RIGB is of early Proterozoic age (2,500 to 1,600 million years ago) and is generally divided into three lithologic domains: (i) a mafic volcanic domain of pillowed and massive tholeitic basalts; (ii) a felsic volcanic domain of calc-alkaline andesites, rhyodacites and pyroclastics; and (iii) a sedimentary domain of fine-grained clastics and conglomerates of volcanic origin, portions of which are intercalated with the volcanic sequences. All these domains are intruded by Proterozoic granitoids and the belt is underlain by Archean basement gneisses and migmatites. Most of the belt was metamorphosed to middle greenschist facies, except where amphibolite facies metamorphism developed around intrusions.

Outcrop is sparse both regionally and locally throughout the project area. Most of the detailed geological information is obtained from surface trenching, which is routinely used as a mapping tool. Other detailed information is obtained from drill holes (diamond and percussion) and underground mapping, although the latter is used mainly as a double check on drill core geology and is carried out by technicians.

The Weber Belt is a ten-kilometre long east-west trending south dipping shear zone, which abruptly turns towards the south near its western extremity. A similar southern bend may occur at its eastern extremity as Weber Belt stratigraphy has been intersected by drilling in this area, south of the main trend. The Weber Belt is host to the most significant gold mineralization in the RIGB, including the Fazenda Brasileiro mine. The Weber Belt also hosts the Barrocas Oeste, Papagaio, Lagoa do Gato and Canto satellite zones, all of which are either in small-scale production or have been in production from small tonnage open pits.

The Weber Belt has been grouped into the following four distinct overturned sequences from south to north:

1.	the Riacho do Incó unit, which is mainly composed of carbonate-chlorite schist with minor intercalations of carbonaceous schist lenses. The protolith of this rock is assumed to be basaltic lava;

2.	the Fazenda Brasileiro unit, which is dominated by felsic and mafic schists. This unit contains the dominant gold concentrations and is subdivided into three units, namely:

(i)	the graphitic schist (“GRX”), which forms the hanging wall of the main Fazenda Brasileiro mine ore zone. Due to its lateral persistence and distinctive character, it is considered a marker horizon;

(ii)
the magnetic quartz-chlorite schist (“CLX”), which consists of two major layers of 20 metre and 3 metre average thickness. Part of this unit is situated at the contact with the GRX and hosts the main ore shoot; and

(iii)
the Intermediate Sequence, which is composed of sericite-chlorite-carbonate schist (“CAX”) and plagioclase-actinolite schist (“PAX”). The latter are weakly altered gabbroic bodies which show ophitic to subophitic textures and occur disseminated within the CAX and sometimes within the CLX units. The CAX rocks represent less mafic surrounding basalts. Researchers feel that the Fazenda Brasileiro unit as a whole represents a mafic sill, emplaced between metabasalts and turbidites. The intrusion is differentiated into metagabbro (PAX and CAX), grading to metaferrogabbro (CLX), and even into meta-anorthosite (quartz-feldspathic breccia) at the top. Such a pattern, however, appears inconsistent with the reverse dip of the unit. An alternative interpretation suggests that the gabbro was restricted to the PAX lithologies and that the CLX consisted of differentiated tholeiitic basalts;

3.
the Canto unit, which consists of fine-grained carbonaceous sediments (pelites and rhythmically banded pelites and psammites), volcanic layers and an agglomeratic pyroclastic sequence. The pyroclastic sequence is the main host rock for the Canto mineralization; and

4.	the Abóbora unit, which is located in the northernmost part of the Weber Belt. It comprises a thick sequence of basalt flows with local, narrow sedimentary intercalations.

Deformation along the main east-west shear zone has destroyed most of the original features in the rocks of the mine area.

The structural history of the area is complex, with at least three phases of ductile and ductile-brittle deformation followed by late brittle faulting which latterly offset the Fazenda Brasileiro ore shoots (referred to as “orebodies” in some papers and reports) by up to 100 metres. The main mineralization, in the form of sulphide bearing quartz veining, is associated with the second phase.

Mineralization within the magnetic schist (CLX unit), host to the vast majority of the deposit, exhibits a hydrothermal alteration zoning affecting single veins and entire ore shoots. Three types of quartz veins are recognized, simple quartz veins, quartz-carbonate-biotite veins and quartz-albite-sulphide veins. Simple quartz veins are composed of recrystalized quartz and minor calcite and the host CLX has alteration haloes with sericite, chlorite and occasionally biotite a few centimetres thick. The quartz-carbonate-biotite veins are composed of carbonate with interstitial quartz and brown biotite. Surrounding alteration consists of carbonate, biotite and rare pyrite and pyrrhotite. The quartz-albite-sulphide veins, host to the high grade mineralization, are composed of quartz, albite, pyrite and arsenopyrite. Pyrite and arsenopyrite concentrate at the contacts with the adjacent altered CLX. In general, alteration zones form centimetric to decimetric bands parallel to vein margins. Since most ore shoots are formed by several generations of crosscutting veins, alteration bands related to each generation of veins are superimposed and form a coarse-grained brecciated rock composed of quartz, albite, carbonate and sulphides. The CLX alteration is characterized by a major decrease in chlorite content along with increases in albite, calcite, pyrite and arsenopyrite.

Exploration

Mine exploration is primarily concentrating on the F, G, E-east and E-deep ore bodies. Fan diamond drilling on 25 by 10 metre grids from footwall drifts has been conducted as part of the stope definition process. This zone hosts the bulk of the Proven and Probable Mineral Reserves and nearly all of the present underground production comes from it. This is routine drilling designed to upgrade Indicated Mineral Resources to the Measured Mineral Resources category.

In 2000, a deep diamond drilling program began from hanging wall access drifts just below the bottom of the 470 metre shaft. Holes were drilled over a 2.6 kilometre strike length from 500 metres to 1,000 metres below surface on a nominal 100 metre horizontal by 25 metre vertical grid (increasing to 50 metres with depth). In 2001, significant results were obtained about 300 metres below the CE zone. Nine holes intersected typical CLX unit related mineralization over a 1 kilometre strike length now known as the “E-Deep zone”.

Since August 2003, Yamana has conducted an exploration and infill drilling program at the Fazenda Brasileiro Mine designed to upgrade the current probable mineral reserves to proven mineral reserves and replace mined mineral reserves and a deeper drilling program designed to extend the mine’s underground mineral resources at depth and to the east. Drilling has been focused on underground orebodies adjacent to the mine, underground orebodies at or near the level of existing mine workings and orebodies beneath the existing mine workings. As at December 31, 2004, Yamana had completed over 126,000 metres of drilling from 2,585 holes, which drilling was aimed at exploration and development at the Fazenda Brasileiro Mine, as well as near mine target evaluation.

Although exploration near the Fazenda Brasileiro Mine has included several targets and properties, the main focus of this exploration has been on the Pau-a-pique, Barrocas Oeste, Papagaio and Lagoa do Gato properties.

Pau-a-Pique

This property is located four kilometres west of the mine, and represents the south-western continuity of the Weber belt. Within the main shear zone, the CLX (ore host) shows a higher metamorphic grade, expressed by amphibole, chlorite, pirrotite, asenopyrite and garnet. In 2004, core drilling totalled 7,050 metres in 28 holes, which was aimed at investigating the continuity of the orebodies below old open pits. This drilling program has resulted in additional indicated mineral resources of 493,000 tonnes grading 2.91 grams of gold per tonne. In 2005, further drilling will be conducted to upgrade, and likely increase, the mineral resources at Pau-a-Pique.

Barrocas Oeste

This property is situated on the western extension of the Weber belt, where it bends to the south immediately adjacent to and west of a major north-south fault. The property has seen mining of oxide material (174,000 tonnes grading 2.82 grams of gold per tonne) from three open pits, the last of which ceased production in April 2003. Mineralization strikes northeast, dips at 45º to the southeast and plunges 10º northeast, and is geologically similar to that of Fazenda Brasileiro, although it is more complex structurally. The mineralization is known to continue with a gentle plunge to the northeast along strike. There has been no resource estimate prepared for Barrocas Oeste to date and, while its potential is good, there is not enough data available to allow for an estimate. Any resource outlined would require development of a ramp. The Company is determining the feasibility of the underground resource and additional diamond drilling will be required prior to making such determination.

Papagaio

This property is located six kilometres east of the mine within the Weber Belt stratigraphy. Three small open pits have yielded 80,000 tonnes grading 3 grams of gold per tonne. Mineralization consists of gold associated with quartz veins, albite, pyrrhotite, arsenopyrite and pyrite veins hosted by the CLX unit within a shear zone at an altered basalt/sediment contact. Three additional oxide zones totalling 250,000 tonnes grading 2.2 grams of gold per tonne have been reported by CVRD and are presently being mined from a single pit. In late May 2003, CVRD prepared an informal resource estimate on mineralization on trend to the southwest, down plunge adjacent to that being mined. The zones being mined strike west-northwest, dip approximately 25º south and plunge 10º west. The current underground reserve is 46,000 tonnes at 3.47 grams of gold per tonne, which is scheduled to be mined in 2005. Although the life of mine planning does not include long range production from Papagaio, diamond drilling to the west, down dip and plunge, is underway and is aimed at increasing the mineral resources at Papagaio.

Rufino

This property is located fourteen kilometres northeast of the mine, and consists of felsic volcanic rocks interlayered with sheared metabasalts, highly silicified. This target was formerly defined by CVRD through a discrete gold colour count anomaly found in the soil. In 2004, Yamana sampled 22 trenches and drilled 157 rotary air blast (RAB) holes, which resulted in the discovery of a 1.3 kilometre long anomaly containing over 0.4 grams of gold per tonne. The assays from the RAB samples showed an increase in the gold grade at depth, which demonstrated the significance of the shear zone as a system feeder. High grade drill intercepts (e.g. six metres at 3.03 grams of gold per tonne and five metres at 5.79 grams of gold per tonne) indicate the possibility of orebodies with weak expression on the surface. Diamond drilling is planned for 2005 in order to confirm, and possibly extend, the results of the RAB drilling.

Lagoa do Gato

This property is located seven kilometres east-northeast of the mine and covers a portion of a quartz porphyry subvolcanic intrusive in the northern portion of the Weber Belt. East-west trending shear zones 100 to 200 metres wide cut the intrusive. They host sericite schists occasionally carrying auriferous disseminated pyrite and are being mined in a series of very small open pits. Grade is 1.2 to 1.5 grams of gold per tonne and the mined material is heap leach processed. At the present time, the property is not being mined due to the fact that there are no economic resources on the surface. Further drilling is planned in order to investigate the potential underground resources, based on the positive signs of hydrothermal alteration, such as pervasive sulfidation, silicification and sericitization. The sulphides (mainly pyrite) can be found as disseminated-type, stringers and massive-type distributed in zones typical of volcanogenic environments, favourable for base metals. The main feature of this property is a very strong colour count (pan concentrate) anomaly approximately two kilometres by 300 metres is size.

Regional Exploration - Itapicuru Greenstone Belt

Exploration, largely in the form of diamond and RAB drilling, is ongoing on the Mandacaru, Serra Branca, Sapateira, Encantado, Rio do Peixe - Treado and Ambrosio properties.

Mandacaru

Mandacaru is a 17 kilometre long geochemical anomaly over a 'meta-diorite', in contact with clastic volcanics, pelitic and chemical sediments, including meta-limestones, exhalative cherts and BIF. An intensive follow-up program is underway, including detailed geological mapping, soil sampling, trenching and RAB drilling. Trenches opened in the north part of the anomaly have returned high grade intervals, including one metre at 381 grams of gold per tonne and one metre at seven grams of gold per tonne, which are associated with quartz veinlets in coarse-grained zones of the 'meta-diorite'. RAB drill holes near those trenches show repetition of mineralized zones parallel to those intercepted by trenches with grades over one metre sections of 1.6, 2.4 , 5.4 and 7.4 grams of gold per tonne. The extension of the mineralization along the southeastern strike will be pursued by RAB drilling and trenching, and the continuity at depth by diamond and reverse circulation drilling.

Serra Branca

Serra Branca, located about 35 kilometres north of Fazenda Brasileiro, has been identified as a high-priority target. The target was first identified from a gold-rich surface rock float sample (7.1 grams of gold per tonne) collected during an initial grid sampling traverse. A series of parallel trenches, 60 to 200 metres apart along strike, were subsequently dug across the belt to examine this area in detail. The trenches expose a 25 metre wide zone of strong quartz veins, with some containing visible gold, along more than 250 metres of strike length. Assay results returned for the first trench across the zone show two gold-rich intervals: 6 metres at 1.66 grams of gold per tonne (including one metre at 6.1 grams of gold per tonne) and seven metres at 1.77 grams of gold per tonne (including one metre at 10.0 grams of gold per tonne). Assay results for other trenches are pending. A second trench, 200 metres south on strike, show five metres at 8.45 grams of gold per tonne (including one metre at 32.15 grams of gold per tonne) in the same zone.

Sapateira

Sapateira Block is located at the western border of the widest portion of greenstone belt. A quick field reconnaissance indicated that the majority of the anomalies in the western part of the block is concentrated at the hinge of a major fold, within an extensive carbonate alteration zone. The axial plane of this fold coincides with a major structural line that marks the footwall of Antas I mine (CVRD). Two sets of veinlets could be recognized; the first set is sub-vertical, crosscutting the main foliation (Type 1), with the dominant direction N70E; and the second set is sub-parallel to the main foliation (Type 2). At the intersection of the two types of veins, the Type 2 vein is folded with the axis steeply plunging to the west. Both types of veins should produce roughly east-west oriented geochemical anomalies, and in fact, the existing geochemical survey suggests some east-west trending anomalies. However, the orientation of sampling is east-west, which is not adequate to define nearly east-west anomalies. Mapping indicates that target area bedrock and structure are similar to the Fazenda Brasileiro Mine. Additionally, surface geochemical data shows that the target, as currently mapped, is only a small part of a 17 kilometre long anomaly, open both to the north and to the south. This area is comparable in size to Fazenda Brasileiro.

Encantado

Encantado Block is located in the northwest part of the greenstone belt, within the Mafic Volcanic Domain. In the northern section of the Encantado Block, which corresponds to CVRD’s Palestina target, previous soil geochemistry has defined a north-south trending arsenic anomaly, which extends almost continuously for 4 kilometres and is open to the north. Within the arsenic anomalies, there are several discontinuous gold anomalies. The southern section of the Encantado Block shows some remarkable differences when compared to the northern section. Soil anomalies are more consistent and continuous, extending for approximately four kilometres in a north-south direction, still open to the north and south. There are also some high grade veins that have been mined by Garimpeiros.

Rio do Peixe-Treado

Rio do Peixe-Treado is characterized by small high grade mined out orebodies (Treado - 8,500 tonnes at 2.8 grams of gold per tonne, and Rio do Peixe - 3,200 tonnes at 19.5 grams of gold per tonne) not investigated at depth along the plunge. The area contains several unexplained colour count anomalies associated to “Garimpos” (northeast to southwest and north to south trends).

Ambrosio

This orebody is poorly investigated at depth (below 35 metres), and consists of a sincline plunging to the north, where the first 20 metres were mined out by CVRD (approximately 35,000 tonnes at 2.5 grams of gold per tonne and 3,000 ounces). Drill results (e.g. 1.5 metres at 13.7 grams of gold per tonne) at a 32 metre depth remain poorly understood to the north; accordingly, a data analysis is being conducted to review the geological model and to evaluate the exploration potential of the greater area.

Mineralization

Fazenda Brasileiro is an epigenetic, structurally controlled and hydrothermally altered, Precambrian quartz-vein hosted lode gold deposit that has been subjected to greenschist facies metamorphism. There is some suggestion of a partial syngenetic origin for the gold because of the anomalous gold content (0.05 to 0.10 grams of gold per tonne) throughout visibly unmineralized CLX.

Hydrothermal alteration and the style of veining are typical of well studied greenschist facies deposits such as Sigma and Kerr-Addison in the Canadian Archean and the Hunt Mine in Western Australia.

Underground Mine

Gold mineralization within the mine area is related to multi-phase quartz veining events. At the mine, the gold occurs in at least three textural settings; as particles attached to sulphide grains, as particles within fractures in sulphide grains and as particles within fractures in quartz/albite gangue. Gold grains typically contain less than 5% silver. The bulk of the mineralization is hosted by quartz-albite-sulphide veins within the magnetic schist (CLX) unit. Veins (often multiple) vary from one to four centimetres thick, have irregular margins and are typically oriented sub-parallel to the predominant east-west trend of the mine package. These multiple vein systems vary in true width from 1.5 metres to 40 metres and horizontal mining widths vary from a minimum 3 metres to 40 metres. They are generally 40º to 70º south dipping, with a shallow to moderate east plunge although this is quite variable, having a slight westerly plunge in the presently being mined CE area and a flat to gently westerly plunge in the areas known as the F and G zones.

Open Pit

The Canto I and II properties are located at the footwall of the Weber belt, which hosts the main orebody of the underground mine. The Canto sequence is composed of metatuffs, volcanic agglomerates, felsic volcanics, metabasalts and metasediments.

The Canto I and II properties are immediately adjacent to the mine, to the north and northeast, and are underlain by the northern portion of the Weber Belt stratigraphy. Shear zone quartz vein mineralization is hosted by metasediments and agglomerates. It is east-west striking, dips approximately 45º south and has an undulating gentle plunge to the west. Coarse grained gold occurs in quartz veins within the volcanic agglomerates and metatuffs along five shear zones, which extend for three kilometres towards the east. Ore from the Canto properties accounted for 25% of the tonnage mined out at Brasileiro in 2004, which came mostly from open pits.

The Canto area has very good advanced exploration potential, as revealed by drilling below 90 metres from the surface, with highly variable grades ranging from one gram of gold per tonne up to 60 grams of gold per tonne.

Drilling

Historically, the initial search for new ore shoots has been conducted by surface diamond drilling. The initial surface diamond drilling is followed by 100 by 50 metre grid underground fan drilling using B-sized core (36.4 millimetre diameter) to establish Indicated Mineral Resources. Fan drilling consisting of A-sized core (27.0 millimetre diameter) on a 25 by 10 metre grid pattern is then used to upgrade from Indicated to Measured Mineral Resources. Finally, blast holes are drilled on 12.5 metre centres between the 25 metre fan drilling sections to complete the stope definition process. Generally A-sized coring is done with mine machines and crews while B-sized and N-sized (47.6 millimetre diameter) coring (both on surface and underground) is done by contractors.

Geologists use a standard core logging form introduced in 2001 and record lithology, foliation angle, vein type, percent quartz veining, presence and type of ore gangue, alteration and mineralization (arsenopyrite, pyrrhotite, pyrite, chlorite, magnetite, etc.), fault angles and fault type. This information is not entered directly into the database but is used by the geologists to interactively model boundaries of ore shoots in Vulcan software. The amount of data collected meets or exceeds industry standards but AMEC/MRDI has recommended that it would be helpful if all these data were captured digitally and integrated into the database in order to make better use of them.

A-sized core is not split and the whole core is sent for assay. It is not photographed. B-sized and N-sized core is diamond sawed with one half split sent for assay and the other half archived.

Geotechnical logging is carried out on all underground and some surface holes, with recovery, lithology, alteration grade (1 to 5) and fracture information collected and RQDs and an internal rock mass quality (Q-index) calculated. Core recoveries average 95% with some losses occurring in the graphitic horizons. Point load and uniaxial stress tests have been carried out in the past.

All core drill holes are surveyed with either a Reflex Maxibor or Flexibor instrument on 3 metre intervals. CVRD indicates that it has concerns about the accuracy of readings in deep holes and thus has not included the results of two surface holes in its consideration of the potential of the E-Deep zone.

Specific gravity (“SG”) measurements are taken on a ten centimetre sample from each lithology encountered and on a 10 centimetre sample from each one-metre assay interval in each core hole. SG measurements are determined by a water displacement method as follows: The sample is coated in Vaseline and weighed. It is then placed in a graduated water filled cylinder and the amount of water displaced is measured. The SG is then calculated as the weight of the sample divided by the volume of water displaced. AMEC has questioned the fact that the samples are not dried first but a 2001 test of 12 dry versus wet samples showed that there was only an insignificant difference (0.001 grams per cubic centimetre) in the results. This SG determination method is an accepted industry practice although the use of melted wax to coat the samples is more common. WGM approves of this practice and believes that the resulting SG information is accurate and can be used in subsequent Mineral Resource estimates.
Sampling and Analysis

Surface trenches are routinely used as a mapping tool. They are about 0.5 metres wide by 1 metre deep and often up to 1 kilometre long. These are chip sampled after mapping and then backfilled.

A-sized underground diamond drill core assay samples are of whole core, generally 1 metre in length and sampling is carried out by technicians on intervals designated by the geologist in the drill log. B-sized and N-sized underground core sampling is handled in the same manner except that it is diamond sawed; only half the core is assayed and the other half is archived.

Chips and sludge from the 12.5 metre spaced blast holes are sampled and assayed over their entire length on 1.8 metre (rod length) intervals.

Development headings are sampled every round for daily grade control purposes. This sampling is of jumbo drill hole sludge.

All samples are coarse crushed to 80% minus 6.4 millimetres then the entire sample is roll crushed to 80% minus 6 mesh (3.35 millimetres). Industry standard practice is 90% passing 10 mesh (1.75 millimetres). Roller crusher specifications are checked every five days. This material is passed through a Jones (riffle) splitter and a 125 gram aliquot taken and pulverized to 95% minus 20 mesh. Procedure protocols and manuals are provided for each step in sample preparation. Crushing and grinding equipment is cleaned with compressed air after each sample and silica sand is passed through the equipment prior to running batches of samples that are likely to be of significantly different grade than the previous batch. Dust control is good although dust is not fully captured during the compressed air cleanings.

Gold determinations are carried out on 25 gram samples by fire assay with an atomic absorption (“AA”) finish. Assaying for other metals and elements in samples submitted by the geological, environmental and processing departments is carried out by AA and the lab does some wet analyses. At present the laboratory, which has a capacity of 25,000 samples per month on a two shift basis, is assaying approximately 10,000 samples per month running one shift per day, five days per week.

In 2000, the Fazenda Brasileiro laboratory took part in an AngloGold audit of Brazilian labs and was given the highest rating, that being “satisfactory”.

Security of Samples

There are no specific sample security procedures in place during sample preparation and transportation. Archived drill core and sample rejects and pulps are stored at the mine site.

Mineral Resources and Mineral Reserves

The following table sets forth the estimated Mineral Reserves for the Fazenda Brasileiro property as at December 31, 2004.

Proven and Probable Mineral Reserves(1)(2)(3)

Area	Tonnes (000s)	Grade (grams of gold per tonne)	Ounces of Gold (000s)

Underground - Proven	990	2.97	94.5
Underground - Probable	946	2.76	83.9
Open Pit - Proven	695	2.44	54.6
Open Pit - Probable	-	-	-
Total Proven	1,685	2.75	149.1
Total Probable	946	2.76	83.9
Total Proven and Probable	2,631	2.76	233.0

(1)
The Mineral Reserves for the Fazenda Brasileiro property set out in the table above have been prepared by Porfirio Cabeleiro Rodriquez, Geostatistician, of Geoexplore Consultoria e Servicos Ltd. and reviewed by Mel Klohn, a Geological Consultant, as a “qualified person”, as such term is defined in NI 43-101. The Mineral Reserves are classified as Proven Mineral Reserves and Probable Mineral Reserves and are based on the CIM Standards.

(2)	The Mineral Reserves were estimated using a cut-off grade of 1.5 grams of gold per tonne. The gold price for the Mineral Reserve estimation is US$350 per ounce.
(3)
Dilution and mining losses are incorporated in the Mineral Reserves through grade and tonnage corrections calculated for individual stopes. Mining recoveries average about 90% and dilution about 15% at a grade of about 0.50 grams of gold per tonne.

The following table sets forth the Mineral Resources for the Fazenda Brasileiro property as at December 31, 2004.

Measured and Indicated Mineral Resources(1)(2)(3)(4)
(Including Proven and Probable Mineral Reserves)

	Measured			Indicated			Measured and Indicated
Area	Tonnes (000s)	Grade (grams of gold per tonne)	Ounces of Gold (000s)	Tonnes (000s)	Grade (grams of gold per tonne)	Ounces of Gold (000s)	Tonnes (000s)	Grade (grams of gold per tonne)	Ounces of Gold (000s)
Underground	990	2.97	94.5	1,901	3.22	196.7	2,891	3.13	291.2
Open Pit	2,019	1.83	119.0	-	-	-	2,019	1.83	119.0
Total	3,009	2.21	213.5	1,901	3.22	196.7	4,910	2.60	410.2

Inferred Resources (1)(2)(3)(4)

Area	Tonnes (000s)	Grade (grams of gold per tonne)	Ounces of Gold (000s)
Underground	489	5.15	81.0
Open Pit	-	-	-
Total	489	5.15	81.0

(1)
The Mineral Resources for the Fazenda Brasileiro property set out in the table above have been prepared by Porfirio Cabeleiro Rodriquez, Geostatistician, of Geoexplore Consultoria e Servicos Ltd. The Mineral Resources are classified as Indicated Mineral Resources and Inferred Mineral Resources and are based on CIM Standards.

(2)	The Mineral Resources were estimated using a cut-off grade of 1.5 grams of gold per tonne. The gold price used for the Mineral Resource estimation is US$350 per ounce.
(3)
Dilution and mining losses are incorporated in the Mineral Resources through grade and tonnage corrections calculated for individual stopes. Mining recoveries average about 90% and dilution about 15% at a grade of about 0.50 grams of gold per tonne.

(4)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Mining Operations

Mining at Fazenda Brasileiro began from shallow open pits and a heap leach operation, progressing to an underground operation with ramp access developed from the pits. A CIP milling operation began following the development of the higher grade underground operation in 1988. The mill is a conventional CIP circuit with 960,000 tonnes per year capacity and a carbon absorption circuit to recover gold from the heap leach operation. As underground mining progressed to depth a shaft was developed. Currently the operation is being sustained by the underground operations with a variable open pit contribution to both the CIP plant and heap leach pads.

Underground Operations

The main access to the underground operations is by ramp. Over the life of the operations, four main ramps, the C, E, F and G, have been developed along the strike of the mineralization. The C, E and G ramps have surface portals and the F ramp was developed from an underground split from the G ramp. Initial underground production was sustained by ramp haulage to the surface crushing plant. When underground operations in the C and E ramps progressed deeper, a central shaft of 470 metres and underground crushing plant were installed for handling both ore and waste. Current underground production is being sustained by operations from the E ramp extension below the shaft bottom and both ore and waste are hoisted to the surface.

Underground mining employs blast hole stoping from sub-levels developed in the footwall of the mineralization. The stoping areas are accessed initially from the main haulage ramp developed in the footwall and diamond drilling is carried out from the ramp at 25 metre intervals to define the location of the mineralization. Sub-levels are then developed into the stoping areas and fan drilling of blast holes into the mineralization is used to further define the boundaries of the mineralization and design the ultimate blast patterns. Remote control equipment is used to load and haul the ore from the stoping areas to articulated haulage trucks at loading points in the sub-levels.

The sub-horizontal plunge and approximate 45o dip of the ore body, combined with a thickness up to 40 metres, provides for low development and operating costs. Future operations in the deeper areas of the E ramp will have higher haulage costs that will be partially offset by the shorter underground haulage in the F and G ramps. Operations to date have seen most of the waste rock hauled to surface. Disposal of waste rock in abandoned underground workings should be investigated as a way to reduce costs.

The underground workings have good ground conditions that do not require any special support to ensure stable openings. Development headings are typically scaled and bolted using a combination of hand and single boom scaler with rock bolts installed by single boom bolters. Cable bolts are used to secure the hanging wall in the rib pillar area at the entrance of the stoping areas from the sub-levels.

Open Pit Mining Operations

Over the operating life of Fazenda Brasileiro there have been several shallow open pits near the current ramp portals as well as several pits in the nearby area. The most recent Canto II pit is expected to continue in operation until late 2005. Typically these pits have been 30 to 50 metres deep with mining by air track drilling, backhoe loading and highway type truck haulage to the mill or heap leach site. Pre-strip and waste material from the pits is set aside and used for backfilling on completion of mining.

Mine Equipment

Ramp and sub-level development is carried out using two-boom electric hydraulic jumbos. Fan drilling is carried out with single-boom electric hydraulic jumbos. Stope mucking is carried out with remote control LHD units and articulated 25 and 35 tonne trucks are used for ramp haulage of ore and waste. The mine employs an equipment monitoring and control system located on surface that tracks and dispatches the mobile equipment to the various workplaces as required. The dispatch works with daily plans as well as ongoing progress and availability of equipment to optimize the allocation.

Due to the approaching end of mine operations, CVRD restricted investment in replacement of mine equipment. Instead, equipment is being refurbished as needed and subject to higher maintenance requirements to maintain the required availability. During May 2003, mine development and production were delayed by mechanical problems with a drill jumbo that had just been subject to a major overhaul. The advanced age and maintenance requirements of the drill jumbos are the primary concern of the operations and maintenance group at the Mine. Four of the jumbos are regarded as critical to the operation with the two others, in service since 1997 and 1993, requiring high maintenance and are often out of service.

Mine production is from underground and open pit operations at a total production rate of approximately 75,000 tonnes to 90,000 tonnes per month. The mining of the Canto open pit deposit will continue until late 2005. The Canto pit produces approximately 20,000 tonnes of ore per month.

Mine Ventilation

The mine is primarily ventilated by a series of ventilation raises that exhaust air to surface and the ramps and shaft provide the fresh air intake. The raises are connected to the main ramp in the active mining areas and secondary ventilation fans and tubing are used to carry the fresh air into individual stoping areas. There is a total of 11 ventilation raises to surface. In the inactive mining areas the ventilation raises downcast fresh air.

In May 2003, the mine development and stoping activity at the main underground production area at the bottom of the E ramp were hampered by delays in development of the ventilation raise extension to the deepest working area of the mine. The delays were caused by a number of failures of the raise boring equipment.

Mine Dewatering

Mine dewatering is carried out with a series of pump stations in the main ramps to the bottom of the central ventilation raise. Water is then pumped to surface through two additional pump stations. The mine produces very little water and most of the pumping requirements arise from the mining activity.

Mine Maintenance

Apart from minor repairs, maintenance of mobile equipment is carried out in a surface shop located near the C ramp portal. This contributes to increased downtime due to the ever-increasing distance of the mining faces from the repair facility. The operation should consider more extensive mobile maintenance capability and ways to complete equipment service and maintenance underground.

The practice of the maintenance group at the Mine is to complete certain component rebuilds on site. WGM believes that it is usually more cost effective when component rebuilds are handled by equipment manufacturers and speciality off site maintenance shops. Component rebuilds on site result in extensive warehouse inventory and/or extensive delays in waiting for small parts. This reduces equipment availability, which is important to the current operation.

Mine Workforce and Shift Schedule

The mine workforce is made up of contractors and company employees and the split in responsibilities is primarily based on the job skills required with high skill jobs being handled by Yamana employees. The mine operates on a three shift per day, eight hours per shift basis. Yamana employees carry out the drilling, blasting, mucking, shaft operation and haulage operations. The contractors carry out all open pit mining, underground face marking, raise boring and mine service operations.

The open pits operate on a three shift per day, eight hours per shift basis. The effective working time underground is five hours per shift due to lengthy travel time. Alternative schedules have been considered by Yamana but it has been concluded that the end of shift blasting requirements and the peak power shutdown requirements between 5:30 p.m. and 8:30 p.m. makes alternative schedules unattractive.

Mill Operations

The Fazenda Brasileiro mill is a conventional CIP plant which has achieved an average recovery of 94.6% over the past 10 years. The flowsheet employs two-stage crushing and ball milling with gravity recovery incorporated in the grinding classification circuit. Gravity concentrate is upgraded from 0.6% gold to approximately 10% gold on shaking tables located in the secure refinery area.

The remaining gold in the mill circuit is subjected to cyanidation in mechanically agitated tanks followed by carbon recovery in mechanically agitated CIP tanks. Two leach and CIP circuits operate as separate parallel circuits. The activated carbon is loaded to 9,000 grams of gold per tonne and subjected to pressure stripping and electrowinning for recovery of the gold. Refining of the gravity concentrates and gold from electrowinning is carried out in induction furnaces. The carbon circuit has acid washing and furnace regeneration equipment for reactivation of the carbon.

The mill has historically processed 960,000 tonnes per year with operations shutdown daily during the three-hour peak power consumption cost period. In 2002, the mining operations were unable to fully supply the mill capacity with a total of 937,100 tonnes milled. This shortfall extended into the first half of 2003. The Company increased underground development efforts and development is now fully up to date such that development is not a production constraint.

In the first quarter of 2003, CVRD decided to accelerate open pit operations and divert lower grade ore into the milling circuit to more fully utilize the milling capacity. This was justified on an incremental milling cost basis and the mine plan projects a restoration of 80,000 tonnes per month underground mining production in July 2003.

The heap leach operation has produced 76,414 ounces over the past 10 years of operation at an average recovery of 78%. In 2002, production fell to 2,408 ounces at a recovery of 70.8%. Open pit production has continued to decline to a level of 4,500 tonnes in April 2004. The Company is evaluating commencing open pit production from the Canto pit in June 2004. This carbonaceous body will provide feed to the CIP plant.

Heap leach ore is crushed to minus 20 millimetres and agglomerated with cement in a crushing plant devoted to the heap leach operation. The ore is leached on multi-layer heaps (3 to 6 metre layers) near the C ramp portal and mill. The gold bearing solution from the heap is pumped to the carbon absorption circuit at the mill for gold recovery and accounted for separate from the mill operation based on the solution volume and grade. The leach grade time is varied by material type, generally between 60 and 90 days.

The mill tailings are discharged to a lined basin and the water is reclaimed to the mill circuit. The system is operated as a zero discharge system and water inventories are kept low for the rainy season. Although the mill has a cyanide destruction circuit as a backup, the operation is able to keep the water inventory levels low in the tailings ponds. The basin consists of three lined areas for containment of solids and a solution holding pond, which have sufficient capacity for the operation until 2006. If the life of mine (“LOM”) is extended, another tailings dam will have to be constructed to extend the operation.

Operating Costs

Over the history of the mine, operating costs have been reduced from a high of $44.89 per tonne to $23.92 per tonne. Historically, total cash costs per ounce of production of the mine have been below $200 per ounce, which decreased in 2002 to US$146 per ounce due to the devaluation of the Brazilian real in relation to the United States dollar. In the first half of calendar 2003, total cash costs increased to $240 per ounce. Total cash costs per ounce produced for the six months ended February 29, 2004 were $216 per ounce. Total cash costs per ounce produced for the ten months ended December 31, 2004 were $214 per ounce. The Company is attempting to decrease these costs.

The change of CVRD ownership from the state to a private company in 1997 has allowed the reduction in the workforce and the transition to contracted employees. The acquisition of the Fazenda Brasileiro operation was structured so that the Company acquired the assets of CVRD while CVRD terminated its employees and contractors at the mine site, with CVRD being responsible for the payment of any required severance charges. The current workforce of approximately 1,000 employees and contractors at the mine site provides an opportunity for further reduction and cost savings.

Life of Mine Operating Plan

Based solely on the Proven and Probable Mineral Reserves as of December 31, 2004, the Fazenda Brasileiro operation has more than two years of remaining life. However, based on the historical rate of upgrading resources to reserves (about 80%), Yamana’s mine plan for the Fazenda Brasileiro operation incorporates some recent resource estimates and has production continuing until 2008. Some resource estimates do not conform to NI 43-101 reporting standards and, due to the uncertainties of the mineralization of the resources, it cannot be assumed that all or part of any of the resources will be upgraded to Measured Mineral Resources or Minerals Reserves and that the mine life will extend beyond its reserves. The mine has also reduced the in-stope cut-off recently and this has had the effect of extending the projected mine life.

The Company believes the life of the mine can be extended by initiating a dedicated drilling program at the mine site and satellite zones with a view to increasing the mineral reserves and extending the mine life beyond 2008. Recent drilling results support the view of continuing mine life.

Environmental, Health and Safety Matters

The mine has industry standard environmental, occupational health and safety plans in place. There is a comprehensive mine closure plan in place. While WGM was conducting a site visit, an occupational health and safety doctor carried out an audit for Santa Elina and reported no significant problems. An environmental audit of the mine site was recently conducted, concluding that closure would not present major problems and the net present value of the reclamation cost would be in the order of $4,375,000 including ordinary course mine site closure costs.

Taxes

The Fazenda Brasileiro Mine is subject to two federal taxes, corporate taxes and the social contribution tax. The respective general rates for these are 25% and 9% of net income before taxes (defined as gross revenues less all operating costs, provincial taxes and depreciation), generating a theoretical composite tax rate of 34%. The effective composite rate of 17% used by WGM in its economic analysis of the mine is significantly lower due to the tax benefits from interest and capital repayment on participating and other intercorporate obligations. Any losses may be carried forward indefinitely but are limited to 30% per year of taxable income.

Fazenda Nova Mine and the Lavrinha Property

The disclosure under the heading “Narrative Description of the Business - Mineral Projects - Fazenda Nova Mine and the Lavrinha Property” has been derived, in part, from a technical report dated December 22, 2003 entitled “Fazenda Nova Technical Report for an Open Pit/Heap Leach Gold Project in Brazil” prepared by Michael W. Cassiday, AusIMM , Vice President of Kappes, Cassiday & Associates and Melvin L. Klohn, P.Geo, Vice-President, Exploration of the Company, each of whom is a “qualified person” as defined in National Instrument 43-101.

Property Description and Location

The Fazenda Nova Mine and the Lavrinha property are located in the centre of the State of Goiás in central Brazil, some 15 kilometres west of the town Fazenda Nova, or approximately 225 kilometres west of the city of Goiânia, the capital city of Goiás.

The project consists of five mining concessions (two are contiguous) containing several gold zones and exploration targets covering a total 3,108.69 hectares. Two of the gold targets, Lavrinha and Vital, have received most of the exploration and are the most advanced. Lavrinha and Vital are located on one mining concession which was recently awarded to Yamana.

The one mining concession was optioned from Mineração Bacilândia-METAGO (“METAGO”), the Goiás State mining company, which retains a 1.5% NSR. The remaining four concessions were optioned from Western Mining Corporation (“WMC”) who retain a sliding scale/gold price royalty ranging from a 1.0% to 1.5% NSR. Exploration rights for an initial three-year period were granted in February 2002 on the four original WMC concessions.

The surface rights for the Lavrinha and Vital deposits have been leased from local landowners (farmers). Rent on the leases total about US$500 per month. Under Brazilian law, the landowners will also receive a 0.5% NSR royalty on mineral production from their properties.

Santa Elina prepared an EIS and presented it to the Goiás State Environmental Agency (“AGMAR”) in August 1997 for approval. Considerable site specific baseline data including vegetation studies, wildlife, soil and hydrology had been collected, studied and analyzed to prepare the EIS which is one of the requirements to obtain a mining license. However, due to low metal prices Santa Elina requested that AGMAR hold the licensing process. In March 2002, the licensing process was restarted and a community public meeting was held in April 2002, and since no objections were received at the meeting to the proposed mining plan, on June 24, 2002 AGMAR issued the EIS License.

The permitting process was subsequently completed and a Construction License has been granted. After the construction and fulfilling the EIS License and Construction License requirements, Yamana will apply for an Operating Licence.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Fazenda Nova Mine and the Lavrinha property are readily accessible by road, some 210 kilometres from Goiânia to the village of Fazenda Nova over a paved road and from Fazenda Nova to the project, an additional 15 kilometres over a well maintained gravel road. Goiânia is serviced by several daily scheduled air flights from major Brazilian cities. An unpaved airstrip suitable for small aircraft is located in the village of Fazenda Nova.

The climate of the area is classified as wet tropical (Köppen classification) with hot, rainy summers from October to March and dry winters from April to September. The average annual temperature is 24.7° Celsius and the average annual rainfall is 1,630 millimetres.

The Fazenda Nova Mine and the Lavrinha property are located in a farming and cattle raising community. Modern educational, medical, shopping and banking facilities are available in the nearby towns of Fazenda Nova, Jussara, Bacilândia and Israelândia.

Goiás has several operating mines with numerous personnel well trained in mining.

Complete support facilities will be required including warehouse, administration offices, maintenance shops and assay laboratory, cafeteria and clinic. Housing will not be required given the towns nearby within a 40 kilometre distance.

Electrical power (69 kilovolts) is readily available some 6.5 kilometres from a national grid powerline. Water for the project (process make up, fire protection and potable water) can be obtained from the Pilỡes River, the Rio das Pilỡes.

The physiography of the project area is typical of savannah country generally flat with little relief, however, much of the primitive vegetative cover of the area has been removed and is now replaced by pastures (livestock farming). The Rio das Pilões is the main drainage of the general area with the project site located between the creeks, Córrego das Bacias and Córrego do Garrafáo.

Surface rights covering the project areas have been leased from the local landowners. The flat country offers ample sites for waste disposal areas, heap leach pads, and for operating and processing facilities. Surface and groundwater are readily available for mining and processing operations.

History

Placer deposits of gold and diamonds were discovered by the Portuguese Bandeirantes in the 18th Century. The main mining activities were concentrated along two main drainages, Rio Pilões and Rio Claro. The Portuguese Crown, however, claimed the area, withdrew it from exploitation and the area remained with limited exploitation until Brazilian Independence was declared.

More recently, the rivers have been periodically worked by garimpeiros (artisanal miners), however, no primary mineralization was discovered during their activities. Presently, garimpeiro activity is forbidden in the area by the Federal Agency for Environmental Affairs.

The Fazenda Nova/Lavrinha prospect was discovered by WMC during a 1991 to 1992 regional exploration program. WMC terminated exploration in the area in 1992 and thereafter METAGO continued to work on the Lavrinha anomaly. In 1993, METAGO was awarded a temporary mining permit. Over a 13-month period in 1993 and 1994, METAGO developed a small, open pit-heap leach gold operation, mining and processing the gold-bearing saprolite. Although initial gold recovery of the run-of-the-mine heap leach operation was reportedly approximately 85%, poor agglomeration and poor heap leach construction practices resulted in reduced recoveries and the eventual closure of the mine.

After Santa Elina acquired the property in 1995, it decided to focus on delineating further gold mineralization and carried out a drilling program.

Geological Setting

The Fazenda Nova Mine and the Lavrinha property are underlain primarily by rocks of Precambrian-age (4,500 to 543 million years) and secondarily by rocks of Paleozoic-age (543 to 248 million years) in four lithologic-tectonic domains. Outcrops of bedrock are rare as a thick residual soil known as “laterite” covers the area. The laterite soil, leached of silica and enriched in iron oxide, commonly has a “pisolitic” or hardened layer at approximately 5 to 6 metres depth. Weathering commonly extends to approximately 50 metres depth together with extensive formation of thoroughly decomposed, chemically weathered bedrock known as “saprolite.”

The most prominent geological feature of the regional area is the northwest trending Fazenda Nova-Israelândia-Ipora lineament. This major regional feature is a shear zone some 5 to 10 kilometres wide, containing severely crushed and granulated (“cataclastic”) rocks. It forms the boundary between a domain of metamorphic weakly-foliated granite-like (“gneissic”) rocks to the east and a volcano-sedimentary sequence to the west. The “gneissic” rocks are of uncertain age but are intruded by upper Precambrian-age granitic bodies and are overlain to the east by metamorphic sedimentary rocks of Neo-Proterozoic age (900 to 543 million years).

Most of the known gold prospects are in the western part of the project area, underlain by metamorphic felsic and mafic volcanic units interlayered with metamorphic sedimentary rocks. The layered rocks are part of the Amorinopolis Group and are known locally as the Jaupaci sequence. They are intruded by small to large granitic bodies of Upper Precambrian age and contain mafic to ultramafic rock bodies of uncertain age or origin. Gold showings occur along a 40 kilometres long trend following the regional northwest shear zone and commonly related to the intrusive granitic bodies.

The Lavrinha regional project geology is totally masked by the residual laterite soil. Most detailed geologic information has been obtained from the diamond drilling program (approximately 25,000 metres), from the auger drilling program (approximately 10,000 metres), and through the mapping of the garimpo pits (artisanal workings) from an exploration program carried out by Santa Elina beginning in January 1995.

The bedrock of the Lavrinha area consists of deformed metamorphic “dacite” - a quartz-bearing type of volcanic rock - and instrusive bodies of “diorite” and “tonalite” - granitic rocks that contain only small to moderate amounts of quartz. The intrusive bodies occur as cross-cutting dikes and as flat-lying tabular masses known as sills. They are less deformed than the dacite but often show strong hydrothermal alteration; approximately 70% of the original minerals have been replaced by carbonate, chlorite, sericite, biotite and sulphides.

The average depth of the weathered zone is 50 metres with the top marked by a 1.5 metre thick clayey soil, underlain by a 0.7 to 1.0 metre thick “pisolitic” or hardened layer, in turn underlain by a zone of chemically decomposed bedrock (“saprolite”) which can be up to 4.7 metres thick.

Exploration

Exploration was conducted on the Fazenda Nova/Lavrinha area by WMC during a 1991 to 1992 regional geochemical exploration program. WMC followed up with a soil sampling program on a 100 by 50 metre grid and delineated two areas with potential for mineral resources known as Lavrinha and Vital.

WMC continued with auger drilling and at Lavrinha obtained gold values up to 6.44 grams of gold per tonne over 19.0 metres and estimated a resource of 235,000 tonnes at 3.93 grams of gold per tonne. The auger drilling at Vital intercepted several sub-parallel gold bearing veins, at widths of 1 to 2 metres.

After a land tenure conflict developed, WMC stopped exploration in the area. This conflict was subsequently resolved and METAGO continued working on the Lavrinha and was awarded a temporary mining license in 1993. METAGO, over a 13 month period during 1993 to 1994, developed a small, open pit, heap leach operation in the saprolitic rocks of the weathered zone at Lavrinha. A reported total of 100,000 tonnes of the gold bearing saprolite at an estimated grade of 2.2 grams of gold per tonne and at a cut-off grade of 1.5 grams of gold per tonne was mined. The heap leach operation was originally estimated to produce an 85% recovery but because of poor agglomeration and heap leach construction practices resulted in poor recoveries and the eventual closure of the mine.

After acquiring the property, Santa Elina decided to suspend any further mining and concentrate on outlining additional gold mineralization. Santa Elina carried out auger, reverse circulation and diamond drilling in the Lavrinha-Vital area totalling 36,069 metres and outlined a gold mineralized saprolitic zone over an area of 3 by 1.5 kilometres to a depth of 50 metres.

Several other oxidized gold targets in the general area will require exploration.

Mineralization

Gold occurs as very small (less than 20 microns) free grains, commonly associated with fine grained arsenopyrite. The mineralization resulted from ascending hydrothermal fluids infilling a network of fractures and zones of weakness to form a “stockwork” system. The hydrothermal fluids are composed of carbonates (mainly the iron-rich varieties known as siderite and ankerite) and arsenopyrite, with gold accompanying the arsenopyrite commonly in areas associated with carbonate-quartz veinlets. Gold is localized along the margins of dikes that cut a diorite body; the dikes trend about N20°W and dip 75° to the northeast.

The mineralization examined in detail to date - and the only mineralization considered in the 2003 report by WGM - is the oxidized material occurring as “saprolite.” Primary mineralization known at depth beneath the “saprolite” has not been evaluated. During preliminary work, high grade discontinuous zones were intercepted in eleven deep holes drilled in an open grid in a centre portion of the area. These holes indicate the presence of mineralization to a depth of 170 metres and two to 20 metres wide grading from 2 to 8 grams of gold per tonne, such as 21.9 metres interception at 5.04 grams of gold per tonne grade or 9 metres at 8.3 grams of gold per tonne. A ground EM survey indicated an extensive conductive zone with depths to 200 metres.

Drilling

A total of 36,069 metres of drilling was carried out by Santa Elina on the project. Drill hole spacing in the main portion of Lavrinha and North Lavrinha is 25 metres; in the fringe areas and at Vital the drill hole spacing is roughly 50 metres. Most drill holes are inclined at 45° to 60° and drilled in a S70°W direction. A few vertical holes and some holes in the opposite direction (N70°E) were also drilled. Core recoveries generally exceeded 90%. The core boxes are well labelled and systematically stored.

Representative samples from the auger and reverse circulation drilling have been bagged, labelled and stored.

Drill hole orientation and inclination was designed to cut the dikes at right angles, as close to the true thickness of the gold mineralization as possible along the margins of the dikes.

The most important controlling feature in the Lavrinha area is a diorite dike complex that intrudes the dacite host rocks. The gold mineralization is commonly associated with arsenopyrite and quartz-carbonate veinlets and tends to follow the N20°W strike (75° northeast dip) of the diorite, as the contacts of the dike were the main conduits for the mineralizing fluids. The drilling is perpendicular to these contacts. The mineralization is not limited to a single rock type, but the diorite appears to have the highest assays.

The upper 50 metres is intensely weathered to saprolite and there may have been some remobilization of the gold in this layer.

Sampling and Analysis

Sample preparation for Fazenda Nova samples was designed and installed and the personnel were trained by the well known Brazilian Assay Laboratory, NOMOS of Rio de Janeiro. The sample preparation laboratory and drill core storage are both located in the town of Fazenda Nova.

Samples of drill core were cut by diamond saw while those of the auger and reverse circulation holes were split by a Jones riffle splitter. Following preparation, the samples were shipped by truck, twice a week to the NOMOS laboratory where samples were analyzed by fire assay for their gold content and also assayed for their arsenic content.

WGM advises that the samples collected were representative and without sample bias.

Security of Samples

Kenneth A. Lovstrom, an independent consulting geochemist from Tucson, Arizona was contracted by Santa Elina/Echo Bay to review the laboratory and sampling handling procedures and quality control.

The Fazenda Nova data quality control program is made up of: (i) the insertion of a bulk control sample at a frequency of 1 in 20 drill samples; (ii) two blank samples per drill hole and 1 per 40 at the preparation facility; and (iii) one duplicate drill sample per 20, all sent for analysis to the NOMOS laboratory.

The throughput of the samples from the sample preparation laboratory is tracked by computer generated flow sheets and stick on labels.

Samples were shipped by truck to the NOMOS laboratory, although the specific measures taken were not available. WGM believes that the procedures adopted were adequate, and no comments regarding security were made in the report by Mr. Lovstrom during his quality control review of the sampling operation.

Check assays were conducted at Geolab, Belo Horizonte, MG and at Bondar-Clegg's Lusiânia, Brazilia DF in Brazil and at Bondar-Clegg in Vancouver and Lakefield Research, Ontario in Canada.

WGM advises that the amount of sampling was adequate and that the sample preparation, the security and the analytical procedures were all carried out in a professional manner.

Mineral Resources and Mineral Reserves

The following table sets forth the Probable Mineral Reserves for the Fazenda Nova Mine as at December 31, 2004.

	Probable Mineral Reserves(1)(2)(3)
	Tonnes	Grade	Ounces of Gold
	(000s)	(grams of gold per tonne)	(000s)
Fazenda Nova	4,986	0.91	146.6

(1)
The Mineral Reserves for Fazenda Nova Mine were updated by Rogerio Moreno, Principal Geologist of Moreno & Associates, and reviewed by Mel Klohn, a Geologist Consultant, as a “qualified person”, as such term is defined in NI 43-101. The Mineral Reserves are classified as Probable Mineral Reserves and are based on CIM Standards.

(2)	The Mineral Reserves were estimated using a cut-off grade of 0.32 grams gold per tonne. The gold price for the Mineral Reserve estimation is US$345 per ounce.
(3)
Dilution and mining losses are incorporated in the Mineral Reserves through grade and tonnage corrections calculated for individual stopes. Mining recoveries average about 90% and dilution about 15% at a grade of about 0.50 grams of gold per tonne.

Mineral Resources for Fazenda Nova, which are inclusive of mineral reserves, as at December 31, 2004 are outlined as follows:

	Indicated Mineral Resources(1)			Inferred Mineral Resources(1)
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces of Gold
	(000s)	(grams of gold per tonne)	(000s)	(000s)	(grams of gold per tonne)	(000s)
Fazenda Nova	6,053	0.87	168.5	95.0	0.50	1.5

(1)
The Mineral Resources for the Fazenda Nova Mine set out in the table above have been prepared by Michael W. Cassiday, AusIMM, Vice President of Kappes, Cassiday & Associates. The Mineral Resources are classified as Indicated Mineral Resources and Inferred Mineral Resources and are based on CIM Standards.

(2)
The Mineral Resources were estimated using a cut-off grade of 0.30 grams of gold per tonne. The gold price used for the Mineral Resource estimation is US$350 per ounce. The cut-off grade is based upon historical metal recovery from the property together with operating cost estimates of US$4.24 per tonne.

(3)	Dilution and mining losses are incorporated in the Mineral Resources through the cut-off grade used.
(4)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Mining Operations

Construction of the Fazenda Nova Mine began in January 2004 and was completed in the second half of 2004. The construction costs of the mine was below the Company’s original capital expenditure estimate of $6.6 million.

The Fazenda Nova Mine is a shallow open-pit heap leach mine, with initial pits to a depth of 50 to 60 metres in saprolite ore. Gold production began in late 2004 and 2005 will be the first full year of production at the Fazenda Nova Mine. Annual gold production at the Fazenda Nova Mine is expected to average approximately 36,000 ounces per year, for a total of 143,000 ounces of gold produced in the initial phase of the mine life of greater than four years. Production estimates are based on feasibility study parameters and actual production may vary from these estimates. Certain process modifications have been and are being made to improve operations for 2005 and beyond. These are considered to be ordinary course in the start up phase of a heap leach mine operation. Actual production for 2005 may also be affected by record rainfalls (which have occurred in December 2004 and in early January 2005), although the Company has undertaken certain measures to accommodate a heavier than normal rainfall.

Due to current unit costs, total cash costs are estimated to be in the range of $165 to $175 per ounce of gold (life of mine), inclusive of royalties and taxes, assuming current arrangements with cement manufacturers (cement for agglomeration is a significant component of operating cash costs). Cash costs will vary period to period and will begin at higher levels during start-up of operations. The Company intends to complete a drilling program to determine whether or not the mine life can be extended.

São Francisco Project

The disclosure under the heading “Narrative Description of the Business - Mineral Projects - São Francisco Project” has been derived, in part, from a technical report dated November 2004 entitled “São Francisco Technical Report for an Open Pit Gravity Concentration and Heap Leach Project in Brazil” (the “São Francisco Report”) prepared by Melvin L. Klohn, Geologist Consultant, Mario E. Rossi, Principal Geostatisician of GeoSystems International (“GSI”), Michael Hester, Vice President of Independent Mining Consultants, Inc. and Michael W. Cassiday, Vice President of Kappes, Cassiday & Associates (“KCA”) , each of whom is a “qualified person” as defined in National Instrument 43-101, and in part from a technical report dated July 4, 2003 entitled “A Preliminary Feasibility Study of the Santa Elina Gold Project Composed of the São Francisco, São Vicente and Fazenda Nova/Lavrinha Properties in Brazil for Santa Elina Mines Corporation” prepared by Velasquez Spring, P.Eng., Senior Geologist, G. Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer, John R. Sullivan, P.Geo., Senior Associate Geologist, and Michael W. Kociumbas, B.Sc., Vice-President and Senior Geologist, of WGM (the “WGM Report”), each of whom is a “qualified person” as defined in National Instrument 43-101, which is referenced in the São Francisco Report.

Property Description and Location

The São Francisco project is located in the extreme western portion of Mato Grosso State in west central Brazil, very close to the Bolivian frontier some 560 kilometres west of the capital city of Cuiaba. São Francisco consists of four contiguous exploration permits totalling 35,446 hectares in area granted between 1980 and 1982 by the Departamento Nacional da Produção Mineral, Brazil’s department of national mineral production. The permitting process for the construction of the São Francisco project has been completed and a license for construction has been granted.

A substantial amount of environmental study, analysis and regulatory review has also been performed in support of the São Francisco project. These activities have focused on collecting environmental baseline information for an EIS and evaluation of Brazilian environmental law, regulations and technical standards that are applicable to the project. Although the project lies within the surface area of two cattle ranches (Fazenda Eunice and Fazenda Cachoeira), there are no villages or cattle grazing in the immediate area.

Field studies of vegetation, wildlife, culture, archaeology and hydrology, among other natural resources, were carried out in order to obtain site-specific data. Samples of surface water, soil, aquatic biologic, fish, etc., were collected for an EIS which was prepared and submitted to FEMA-MT in November 1997. A public meeting was held in June 1998. An Environmental Control Plan, based on FEMA-MT requirements was issued in December 2001 and, as FEMA-MT requirements were met, the project was granted a series of three construction licenses starting in 2001 through 2004. The latest construction license expires in August 2005. An application must be made for an Operating License and studies prepared regarding acid rock drainage potential and other heap leach related issues. In addition, one condition of the Construction License is the preparation of a reclamation/closure plan.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

There are several daily commercial flights linking Cuíaba to major Brazilian cities. From Cuíaba access is by road or by charter flights to an airstrip at Sao Francisco. There is a gravel airstrip at São Francisco. The São Francisco airstrip will require upgrading to enable safe and reliable regular service. São Francisco is accessible via a 58-kilometre gravel road from São Vicente. This road will require upgrading to be serviceable on a regular year-round basis.

The climate of the area is tropical to semi-tropical with hot rainy summers, daily maximums in the range of 35° Celsius to 40° Celsius, and cooler dry winters with daily maximums in the range of 16° Celsius to 20° Celsius. The summer rainy period starts in December and continues through March. The dry season is from May to September.

No national electrical service is available at Sao Francisco; the closest national grid power source is at Pontes e Lacerda approximately 50 kilometres from São Francisco. As part of the São Francisco Project development, a power line will be constructed to connect the project to the national grid. Sufficient water to supply the proposed mining operations is available at Sao Francisco from streams and groundwater. Water for the São Francisco Project will be from dams constructed on the Cesarão Creek and on the Longa Vida Creek. Water use permits for the Casarão Creek are covered by the construction permit and an extension to cover Longa Vida Creek has been submitted to FEMA-MT.

The physiography of the São Francisco project is characterized by a mountain range, part of the Aguapei Mobile Belt and Mafic Arc, which follows the Brazil-Bolivia border. The range, in the vicinity of the projects, forms a prominent ridge some 800 metres in elevation that strikes approximately N30°W and is some 20 kilometres wide. The ridge stands out from the plains with a gentle slope on the western side towards Bolivia with the east side forming a prominent vertical, to near vertical, cliff-like escarpment that extends for more than 200 kilometres within the Aguapei Mobile Belt.

The São Francisco deposits occurs on gentle slopes of São Vicente ridge, a subdued hill surrounded by a broad, flat plain drained by a few major creeks. Vegetation consists of mixed forest, savannah, and open fields. The proposed tailings storage and waste disposal sites at São Francisco are on the flat plain adjacent to São Vicente ridge and they offer ample room to meet the needs of the planned future mining operations as well as ample room for the planned heap leach pads. Sufficient surface and groundwater are available to supply the planned mining and processing operations. Surface rights for both Sao Francisco are owned by Santa Elina Desenvoluimento Mineral S.A.

History

Gold was first discovered in the area in the 1700s and mining at São Francisco began with black African slaves. The area became the first significant gold mining district in Brazil, and the nearby settlement Villa Bela was at that time named the capital of Mato Grosso State. The district reportedly produced and shipped to Portugal some 60 to 70 tonnes of gold between 1720 and 1830. Remnants of this period of mining activity can be seen on the São Francisco property in the old building foundations, the ruins of a church and a water dam and aqueducts used to transport water for the placer mining operations. A portion of the São Francisco concession area has been set aside as a national archaeological site.

In the mid-1970s, garimpo (artisanal mining) activity began in the area, and, in 1977, Santa Elina began acquiring property in the Santa Elina gold belt and commenced dredging/placer mining in 1983.

In 1996, Echo Bay purchased 43% of Santa Elina and jointly Echo Bay and Santa Elina carried out a number of exploration programs including more detailed diamond core drilling and reverse circulation drilling of the São Francisco deposit. Mineral resource/mineral reserve estimations and associated preliminary feasibility studies were subsequently carried out.

In 1998, the ongoing metallurgical tests for heap leach processing were completed that indicated the process to be viable. In 2002, Santa Elina re-examined the 1997 studies for each property. That resulted in the capital expenditure estimates being significantly reduced for each deposit, in large part because of currency devaluation.
Geological Setting

São Francisco is a shear hosted lode gold deposit. It is epigenetic, structurally controlled, and composed of narrow, 1 centimetre to 5 centimetres wide, quartz veins containing free gold. The veins and vein systems/stockworks both parallel and crosscut the bedding planes and appear to represent separate but closely related mineralizing events.

The regional geological setting for the São Francisco project and numerous other gold occurrences that comprise the Santa Elina gold belt of central west Brazil and east central Bolivia is the Aguapei Mobile and Mafic Arc Belt. This belt follows a major crustal-scale break or shear zone separating the Amazon Craton of Archean-age (3,800 to 2,500 million years ago) on the east from the Paragua Craton of Proterozoic-age (2,500 to 1,600 million years ago) on the west. The belt extends more than 600 kilometres in a NNW-SSE direction and is characterized by a prominent mountain range made up of a 1,200 metre thick sequence of Proterozoic-age sedimentary rocks known as the Aguapei Group. The Aguapei Group, the host rocks for the gold mineralization, is a sequence of texturally and mineralogically supermature detrital sediments made up of braided river facies, eolian (wind-deposited) dunes, and shallow marine platform facies. Southward along the belt, the lower part of the Aguapei Group contains interbedded volcanic units and basic sills and dykes (that may be thrusted from the east).

The Aguapei Group unconformably overlies the central part of the Amazon Craton (Brazilian Precambrian Shield), locally known as the Xingu Complex. The complex contains lower Proterozoic volcano-sedimentary belts elongated in a NW-SE direction and surrounded by Archean metamorphic rock masses. The volcano-sedimentary belts and the Xingu Complex have both been intruded by large bodies of granitic rock. The flat area surrounding the mountain range is believed to be mainly underlain by the Xingu Complex but most of the area is covered by residual soils with few outcrops and poorly known geology. Prolonged and deep erosion of this continental mass during Proterozoic time was accompanied by the development of basins in which were deposited the 1,200 metre thick Aguapei Group of sediments. These sediments, now metamorphosed, have been mapped over a 300 kilometre strike length in Brazil, continues southwards into Bolivia for at least another 200 kilometres, and then passes again into Brazil.

Structurally, the Aguapei Group rocks have been subjected to a NW-SE compression that folded the eastern edge of the belt into a series of broad to tight folds. These folds form NNW-SSE ridges that run parallel to the axis of the mobile belt. Faulting, fracturing and shearing have also developed some running parallel to the axis but with at least one well-developed NE-SW fracture system that crosscuts the regional trend. The mountain range is bounded on both sides by faults, with the fault on the east dipping away from the range at a shallow angle. This fault separates the Archean basement on the east from the Proterozoic metamorphosed sediments on the west. The internal part of the Aguapei Mobile Belt away from the mountain front contains extensive plateaus of Aguapei Group rocks that show little or no deformation.

The known bedrock gold deposits and occurrences in Mato Grosso State are separated into two districts: the São Vicente Borda district and the Pontes e Lacerda district (to the south of São Francisco).

The local host rocks consist of fine- to coarse-grained meta-arenites (metamorphic sandstones), with locally reddish-coloured meta-pelites (metamorphic mudstones) and occasionally meta-conglomerates (old pebble beds) of the Fortuna Formation, the basal unit of the Aguapei Group. The meta-conglomerates are composed of quartz pebbles and grains set in a siliceous sandy matrix. Primary sedimentary structures such as cross-bedding, graded bedding and ripple marks are commonly observed.

The rock units are folded into a series of broad folds that can be traced over several kilometres. The folds trend NNW-SSE and plunge NW. They are faulted and sheared, generally parallel to the folding, and crosscut by fractures that strike WSW-ENE. All rocks at São Francisco have been subjected to low-grade metamorphism.

Mineralization is enclosed by a hydrothermal alteration zone (“HAZ”). The HAZ occurs as a regular steeply dipping tabular zone; the depth of the HAZ has yet to be defined by drilling. Alteration associated with mineralization in the HAZ consists of silicification and occasional sericite and chlorite.

Exploration

Exploration work was conducted on both properties between 1985 and 1997 by Santa Elina or companies working for or with Santa Elina. There were no exploration activities from 1998 to late 2003.

Exploration at São Francisco resumed in November 2003 and continued until June 2004. During this time, a total of 49 diamond drill holes, a 150 metre vertical shaft and 107 metres of underground drifts were completed. In addition, an extensive metallurgical testing program was conducted at the KCA Reno facilities, large pilot-sized column leach tests on São Francisco material were conducted at the São Vicente facility and pilot-plant sized gravity concentration circuit tests were conducted on-site at São Francisco.

The 49 diamond core holes drilled during this period (15,030 metres total) covered the entire mineralized area. Of the 49 holes, 44 were vertical and 5 were inclined.

The shaft and drift excavations were conducted to: (i) access deep mineralization delineated by the previous drilling program; (ii) generate bulk samples to determine the effect of coarse gold on the grade of the deposit; (iii) provide ROM ore for column leach tests, and (iv) obtain a better understanding of the geology of the mineralized zone.

The coarse gold present in the São Francisco deposit makes it difficult to obtain drill assays that accurately and reliably represent the overall grade of the deposit. Evidence indicates that a significant portion of the coarse gold present is not being captured by the small volume (8 kilogram) drill samples. An independent sampling consultant, Francis Pitard of Francis Pitard Sampling Consultants of Broomfield, Colorado, evaluated the occurrence of coarse gold at São Francisco and recommended procedures to obtain better grade estimations. He concluded that bulk sampling would greatly improve the accuracy and reliability of grade determinations. He additionally concluded that the actual grade of the deposit would probably be higher than the grade indicated by the drilling.

A bulk sampling program was undertaken from December 2003 to June 2004 to more accurately assess the gold grade as compared to nearby drill holes. The program consisted of three large trenches (each about 100 metres long X 4 metres wide X 2.5 metres deep) across strike of the deposit, a vertical 2 metre diameter shaft sunk to a depth of 150 metres near the center of the deposit, and 107 metres of drifts from the bottom of the shaft driven in both directions along strike of the deposit.

Bulk samples obtained from the shaft and drift materials were classified as “Marginal or ROM Ore”, “Average Grade Ore”, and “High-grade Ore”, based on the geological logging and gold grades of a vertical hole that was drilled as a pilot hole for the shaft. The “Marginal Ore” bulk samples were sent to São Vicente facilities, where the material was leached in four large columns of 1.8 metres in diameter and 10 metres high (about 40 tonnes of ore each). Shaft samples from depths of 25 to 57 metres and 103 to 130 metres were classified as “Average Grade Ore”. The ore type of the top interval was PDC while the lower interval was classified as FOX-1. Samples taken from the 130 to 150 metre interval were classified as FOX-1 and “High-grade Ore” (>3 gpt Au). All of the “Average Grade Ore” or “High-grade Ore” bulk samples - and all of the bulk samples from the three trenches - were fed to an on-site pilot gravity concentration plant.

The on site pilot gravity plant was used to separate and recover the coarse gold particles in the bulk samples. The bulk samples, ranging in weight from 100 kilograms to more than a thousand tonnes each, were crushed and pulverized to minus 2 millimetres. Gold was mechanically concentrated using jigs, a Knelson centrifugal concentrator, and sluices. The concentrate was then screened and panned and the coarsest gold visually separated, with any remaining gold removed from the concentrate by amalgamation. This gravity-recovered gold constitutes the “coarse gold fraction” of each bulk sample. The “fine gold fraction” of the sample, carried in the gravity tails, was analyzed by standard fire assay at the Lakefield or SGS laboratories in Belo Horizonte. The grade of the total sample is the sum of the grades separately represented by the “coarse” and “fine” gold fractions.

Bulk samples from the three surface trench sites ranged from 265 tonnes to 2,208 tonnes each, with an effort made to separately sample and analyze any lateritic material present from underlying saprolitized bedrock material. The gold grade for each trench was estimated in advance of the bulk sampling using assays of samples composited from small volume core samples of holes previously drilled along the trench sites (from 4 to 6 holes at each site). In all cases, the grades of the bulk samples were higher than the drill-estimate grades. The grade of the bulk sample coarse gold fraction alone exceeded the drill grades.

The 2 metre diameter vertical shaft was sunk near the centre of the deposit about 300 metres from a decline sunk during an earlier bulk-sampling campaign in the 1990’s. The shaft is 150 metres deep and was sampled continuously at 2 to 4 metre intervals. An additional 107 metres of underground drifts were developed at the bottom of the shaft in both directions along the strike of the orebody. The shaft follows a vertical NQ (47.6 millimetre diameter) core hole which served as pilot hole for the shaft development.

Gold grades of the shaft bulk sample, weighing from 13 to 38 tonnes each, were compared directly against assays of the 2 metre interval drill core samples from the shaft pilot hole, approximately 8 kilograms each. Without exemption, these comparisons show that the bulk samples contain significantly more gold than the equivalent drill hole intervals. This disparity is especially significant in the higher grade zones, for example from 124 metres to 150 metres depth where bulk sampling shows the 26 metre interval to contain an average of 3.88 grams per tonne gold, as compared with the drill-indicated grade of 0.70 grams per tonne gold.
Mineralization
Gold mineralization in the folded Aguapei Group metasediments at São Francisco occurs in epigenetic, quartz-filled shear zones generally along the foliation that is oriented parallel, or subparallel and proximal, to the axis of the folds and in later, flat to shallow dipping quartz veins and infilled shear zones that cut the primary bedding of the host rocks. The gold occurs always as free gold, frequently as coarse nuggets measuring several millimetres in diameter within the quartz, as laminations along the fracture planes, and within limonite boxwork after pyrite and arsenopyrite. Pyrite and arsenopyrite commonly occur at depth and form the gangue minerals in the unweathered sulphide horizons. A significant “nugget” effect is present.

Within the deposit two zones are recognized. The Upper Zone occurs from surface to 130 metres vertical with mineralization grading approximately 0.90 grams of gold per tonne. The grades are regularly distributed within meta-arenites containing abundant interbeds of meta-pelite. The Lower Zone is a higher grade zone below the Upper Zone within meta-arenites having lesser meta-pelite interbeds. Grades range from 1.86 to 58.0 grams of gold per tonne.

Higher grade gold mineralization also occurs where narrow 1 to 5 centimetres wide quartz veining is intense and cross-cuts the bedding (possible extensional fractures), producing a stockwork-like appearance. Four sets of vein systems have been identified.

The major shear zones provided the conduits for the gold solutions that were then trapped in the flanks of the anticline (saddle and leg reefs) or at contacts of contrasting permeability. These major shear zones have played an important role in the deposition of the gold as shown by the close proximity of gold to these structures in near vertical bodies along the major alteration zones.

The HAZ that contains the mineralization is a relatively regular, steeply dipping tabular zone which extends to levels below the drilling performed to date. Within the HAZ, mineralization is localized by: tensional and shear quartz veins; mylonite bands with sulphides; macroscopic folds (i.e. visible in hand specimen without a microscope); and strain softening zones.

The highest elevation of the mineralization is 800 metres above mean sea level and the lowest 450 metres above mean sea level. It is 1,800 metres long, 150 metres wide and 350 metres deep (still open at depth).

Drill hole data from a 2003-2004 Santa Elina Desenvolvimentos Mineral S.A. (“SEDM”) drilling program, and the mineralization exposed in the shaft, have led to a refined São Francisco geological model. This model defines three main zones: (i) a saprolite zone; (ii) a higher grade zone that encloses the core of the deposit extending from the saprolite zone at the surface downward to depth; and (iii) a broad hydrothermal alteration envelope encompassing extensive areas of erratic and mostly lower grade mineralization as well as the zones of higher grade mineralization. The higher grade zone is fairly continuous along the northwest-southwest strike direction, dips about 65 degrees to the northeast and plunges at a low angle towards the northwest.

The frequency of visible gold, observed in 50% of the holes inside the main high-grade zone, is significant. Visible gold signifies the presence of coarse gold, resulting in an accentuated nugget effect which may cause the analyses of small volume samples, such as those generated by drilling, to probably not be truly representative of the mineralization present in these zones. Careful logging of drill core during the 2003-2004 SEDM drilling program verified that it is possible to visually identify the main high-grade zone of the deposit. This zone is distinct and marked by the combination of quartz veins and pyrite (either fresh or oxidized/leached). An increase in the volume concentration of these readily identifiable and quantifiable elements is directly associated with a concentration of visible gold and consequent increase in gold grade. The holes at the extreme northwest and southeast ends of the deposit show a larger frequency of fresh pyrite than holes drilled in the central part where the rock is more heavily fractured and oxidation persists to greater depth. An orange-to-red color acquired by the host rock in the areas of larger sulfides concentration is another distinctive feature of the higher grade zones.

Information from the 2003-2004 SEDM drilling program helped confirm the mineralization model fashioned during the previous drilling programs. In this model, the hydrothermal alteration envelope enclosed the enriched central zone (or feeder), whose shape is defined by the principal gold-bearing quartz veins which dip consistently to the northeast. The veins within this zone are thicker (up to 40 centimetres) and accompanied by a greater abundance of pyrite.

Drilling
All drilling to date, including reverse circulation and diamond drilling, has totalled approximately 65,239 metres in 384 holes.

From 1990 through 1997, a total of 50,917 metres in 334 drill holes were completed by Santa Elina on the deposit and immediate area. All diamond drill core was either NQ (47.6 millimetre diameter) or HX (76.2 millimetre diameter) in size and core recoveries were above 95%. Reverse circulation drilling accounts for 8,951 metres of total, and six of the core holes were drilled for metallurgical purposes. The resource area was drilled on a 25 metre by 25 metre grid. The drill holes are a combination of vertical and northeast and southwest inclined holes (mostly at an angle of 60°). Drilling was carried out by a variety of Brazilian contractors.

Specific gravities were calculated in the classic manner of weighing in air and weighing in water of a paraffin coated section of core.

Core recoveries, measurements of RQD, and geologic descriptions (including lithology, alteration and mineralization) were all made before the core was sampled.

Five lithological units have been identified at São Francisco; however, it is believed that they play a relatively minor role in the mineralization and grade distribution in the deposit. The one important distinction is to separate out the saprolite (highly weathered and decomposed bedrock) material from the rest of the units. By far the greatest control over the mineralization is the identification of a HAZ. The basic separation had been to flag assays as being either inside or outside of this zone. The HAZ was digitized into the model in previous resource estimates and a 3-D triangulated solid was generated and used as boundaries for grade interpolations. This separation of inside and outside the HAZ was done to ensure that information from holes outside the HAZ was not used to interpolate grades inside the HAZ during the block modelling process and to ensure that grades were not interpolated into areas with limited drilling information. The gold grade of the mineralization is about 15 times higher inside the HAZ than outside.

Other major logged attributes such as alteration, sulphide content, presence of gold nuggets, occurrence of sericite, kaolin and hematite and the abundance of quartz were looked at in detail recently (2003) by FSS Canada Consultants Inc. (“FSS”) to determine their impact on grade distribution, particularly within the HAZ. The presence of one or more of these attributes almost always indicates a higher gold grade and these subdivisions within the HAZ were used in the grade interpolation.

Five geologic zones with distinct gold grade distributions were identified and studied with variography by FSS; four of these were within the HAZ and one was outside the HAZ. Each drill hole sample interval was assigned to one of the five zones and this information was used to provide a 3-D prediction of the location of the geologic zones. The conclusion was that all four HAZ zones do have spatial continuity, indicating that geologic zones, defined largely on statistical grounds, should be correlatable and a sectional geological interpretation of these zones should be possible. These zones should also be separable during mining in the open pit. A better definition of the zones will improve the local accuracy of the resource estimate, which is essential when completing the final mine plan. WGM audited the work completed by FSS and agreed with its conclusions and the parameters used.

A diamond drilling program was conducted at the São Francisco Project from November 2003 to March 2004, which was the first drilling on the project since 1997. The main objective of this drilling program was to verify the continuity of the deep high-grade zones encountered in the previous São Francisco drilling programs.

A total of 49 core holes averaging 300 metres in depth were drilled in 38 sections covering the entire mineralized strike of the deposit, being a distance of 1,850 metres. Drilling was done by two contract Longyear LF-44 drill rigs. Of the 49 holes drilled in the program, 44 were vertical and 5 were inclined.

For the first half of the drilling program (25 holes totalling 7,400 metres), the upper parts of the drill holes, where soils and saprolites are present, were started with HQ (63.5 millimetre diameter) core with the major parts of the holes in fresher rock at depth drilled with reduced size NQ (47.6 millimetre diameter) core. For the second half of the program (24 holes totalling 7,630 metres), the entire length of each hole was drilled with HQ (63.5 millimetre diameter) core. The mid-program change to HQ (63.5 millimetre diameter) core was mandated by the need to obtain larger-volume drill samples that might more fairly represent the actual in-situ gold grades.

Core recovery averaged 95% with losses confined to the shallow soil and saprolite zones. Even in these zones core recoveries were never less than 80%.

Sampling and Analysis

Prior to 2003, similar sampling procedures were carried out at São Francisco and São Vicente.

Samples from Sao Francisco are predominantly drill core (HX-size 76.2 millimetre diameter or NQ-size 47.6 millimetre diameter) with a lesser number of chip samples from reverse circulation drill holes. At São Francisco, 334 holes were drilled and sampled. Holes in the resource areas were drilled on 25 metre x 25 metre grids. Core recoveries averaged better than 95%.

The HX-sized core was split and 11 kilogram samples collected at 2 metre intervals from one-half the core. The NQ-sized core was also sampled at 2 metre intervals but the entire core was used in order to provide an adequate sample size.

Concerns about the gold nugget effect in sampling led Santa Elina to develop specific sampling protocols. From 1990 to 1997, samples were taken at 2 metre intervals from one-half of the diamond-sawed core. Samples were crushed on site to quarter-inch and pulverized to minus 2 millimetres in a hammer mill. A fraction of this was saved for ore characterization, the rest was panned to remove the so-called “gravity” gold (+150 mesh), which was then amalgamated and assayed at the São Vicente mine laboratory facilities. The heavies that remained after amalgamation were assumed to contain no gold but were captured and saved. The entire pan tailings were collected, dried, and split to a 1.8 kilogram sample and shipped to the NOMOS laboratory in Rio de Janeiro for gold analysis of a 50 gram sample by fire assay with an AA finish. The value obtained from this assay was termed the fine or “chemical” gold assay. Therefore, each 2 metre interval has two assays, gravity and chemical, and the sum of them is the total gold grade.

The reverse circulation drill holes were also taken at 2 metre intervals. Sample collection was done using a cyclone installed at the drill rig. One of two splitting devices was set under the cyclone: a “Jones” splitter was used for dry samples, and a rotating hydraulic splitter for wet samples. Both splitters provided for 100% capture of cuttings with division of sample product handled automatically. A portion of this sample was dried and sent to NOMOS and a portion retained on site.

Past sampling procedures were audited in 1997 by an independent geochemical consultant, Kenneth Lovstrom of Tucson, Arizona. Lovstrom in general found no fault with past procedures, but for the subsequent 1997 drilling program he recommended a more industry standard protocol consisting of new preparation and analytical methods and a system of check sampling.

At the site, NOMOS set up a preparation and analytical lab. Assaying was done on entire samples using fire assay with an AA finish. In this sample stream there was no “gravimetric” gold assay. Almost two thousand 1997 samples were analyzed using both pre-1997 and 1997 protocols. It was concluded that results were comparable, that the pre-1997 sampling data were reliable, and that, by inference, the “gravimetric” step was not necessary. Some doubt has recently been cast on this conclusion.

Check assaying was carried out for Santa Elina by Bondar-Clegg in Vancouver and GeoLab in Brazil. The check assay system consisted of the introduction of blanks and standards each 26 samples, duplicates each 10 samples and checks of 5% of the pulps at a second lab. Four of the standards were prepared by Bondar-Clegg in a round robin process with material from Santa Elina’s Fazenda Nova project. Mr. Lovstrom concluded at the end of the program in January 1998 that the assay data were acceptable for use in resource estimates.

In their 2003 Preliminary Feasibility Study report, WGM note that data obtained after January 1998 indicate some further investigation is required regarding the earlier sampling results. A 50 sample set of pulps was subjected to a metallic sieve assaying method followed by fire assay and an AA finish. These results were compared with the historic results using the pre-1997 Santa Elina procedures and the procedures introduced following the quality control audit noted above. Although the small sample population does not allow for definite conclusions, there appears to be a large discrepancy between the metallic sieve assay results and the historic ones - with the metallic sieve assay grades being much higher. In addition, the same data notes that the pre-1997 Santa Elina procedures included deducting 8% from the gravimetric gold assay to account for silver amalgamated with the gold, but earlier reports neglected to mention this step. Based on this information, Yamana believes it is possible the earlier reported grades might be understated.

Security of Samples

For the pre-2003 work done, there is no information available regarding specific sample security procedures during sample preparation, analysis and/or transportation. Remaining drill core from São Francisco is stored under cover at the São Vicente project site, as are the sample pulps and rejects.

For the year 2003-2004 SEDM program at São Francisco, samples were collected, prepared and analyzed using stringent protocols, import established by Francis Pitard, a sampling consultant from Broomfield, Colarado.

Drill core was photographed in its entirety prior to splitting or sampling and then logged in detail. Samples were collected at 2 metre intervals continuously for the full length of the core. The NQ (47.6 millimetre diameter) drill core produced during the first half of the drilling program was submitted in its entirety for sample analysis to maximize sample size, approximately 8 kilograms per each 2 metre sample. This was considered necessary to alleviate some of the coarse gold nugget effect which is accentuated with small samples. During the second half of the program, all drilling was done with HQ (63.5 millimetre diameter) core. This core was sawed in half using a diamond rock saw and one-half of the core submitted for sample analysis and one-half retained for future reference. Each 2 metre interval of HQ half-core yielded samples weighing approximately the same as the 2 metre intervals of NQ whole-core (i.e., 8 kilograms).

The 2 metre core samples were carefully labelled using replicate tear-off control tags and sealed in secure plastic bags for shipment to independent analytical laboratories. Blank samples and standard samples were inserted for control purposes for every 20 samples submitted for analysis. All sampling and bagging was personally carried out or closely supervised by a senior Yamana geologist.

Samples were then transported by a commercial trucking contractor directly to Laboratorio Lakefield-Geosol or SGS do Brasil Ltda. Independent certified analytical laboratories located in or near Belo Horizonte in Minas Gerais state, Brazil. Upon receipt of the samples, the laboratories were instructed to report any apparent tampering or inconsistencies in sample numbering to Yamana; however, no discrepancies or tampering were encountered.

Of the 369 blank samples inserted in the drill samples at the project site for QA/QC control, the laboratories detected small amounts of detectable gold in fewer than 5 percent of these blanks. This indicates that minor contamination of samples occurred in both laboratories on infrequent occasions, but appears to not be a significant problem in either laboratory. Similarly, assays of the 228 standards inserted in drill samples submitted to Lakefield and the 137 standards inserted in the samples submitted to SGS show a range of reported assay values generally within acceptable analytical error with perhaps a slight basis on the low side from both laboratories, especially Lakefield. There are no obvious “red flags” in either the blank or standard results to suggest any significant problems with the drill sample assays.

Mineral Resources and Mineral Reserves
The following table sets forth the estimated Mineral Reserves for the São Francisco property as at December 31, 2004.
Proven and Probable Mineral Reserves(1)(2)(3)

Ore Source	Tonnes (000s)	Grade (grams of gold per tonne)	Ounces of Gold (000s)
Main Ore
Proven Mineral Reserve	8,928	0.999	286.8
Probable Mineral Reserve	18,728	0.998	600.9
Total Main Ore	27,656	0.998	887.7
ROM Ore
Proven Mineral Reserve	6,762	0.231	50.2
Probable Mineral Reserve	13,414	0.233	100.5
Total ROM Ore	20,176	0.232	150.7
Total Mineral Reserves	47,832	0.675	1,038.4

(1)
The Mineral Reserves for the São Francisco property set out in the table above have been prepared by Independent Mining Consultants, Inc. The Mineral Reserves are classified as Proven Mineral Reserves and Probable Mineral Reserves and are based on CIM Standards.

(2)
The Mineral Reserves were estimated using a cut-off grade of 0.32 grams of gold per tonne for main ore and a range of 0.16 grams of gold per tonne to 0.32 grams of gold per tonne for run of mine (“ROM”) ore. The gold price used for the Mineral Reserve estimation is US$350 per ounce. The cut-off grade is based upon historical metal recovery from the property together with an average life of mine operating cost estimate of US$3.58 per tonne of ore (main ore and ROM ore).

(3)	Dilution and mining losses are incorporated in the Mineral Reserves through the cut-off grade employed.

The following table sets forth the estimated Mineral Resources for the São Francisco property as at December 31, 2004.

Measured, Indicated and Inferred Mineral Resources(1)(2)(3)(4)
(Including Mineral Reserves)

	Tonnes (000s)	Grade (grams of gold per tonne)	Ounces of Gold (000s)
Measured and Indicated Mineral Resources
Main Ore	37,584	0.963	1,164.0
ROM Ore	30,736	0.225	223.0
Total Measured and Indicated Resources	68,320	0.631	1,387.0
Inferred Resources
Main Ore	22,529	0.695
ROM Ore	42,394	0.223
Total Inferred Mineral Resources	64,923	0.387

(1)
The Mineral Resources for the São Francisco property set out in the table above have been prepared by GeoSystems International, Inc. The Mineral Resources are classified as Measured, Indicated and Inferred Mineral Resources and are based on CIM Standards.

(2)
The Mineral Resources were estimated using a cut-off grade of 0.32 grams of gold per tonne for main ore and a range of 0.16 grams of gold per tonne to 0.32 grams per tonne of ROM ore. The gold price used for the Mineral Resource estimation is US$350 per ounce. The cut-off grade is based upon historical metal recovery from the property together with an average life of mine operating cost estimate of US$3.58 per tonne.

(3)	Dilution and mining losses are incorporated in the Mineral Resources through the cut-off grade employed.
(4)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

The mineral reserves and resources for São Francisco have been defined entirely by drilling. A previous bulk sample completed by Santa Elina shows grades that are greater than the grades used to calculate the mineral reserves. Yamana intends to conduct a further drilling program of the higher grade deeper zones and the results of that drilling program are expected to provide a better understanding of the overall deposit.

Mining Operations

The Company expects production to begin at São Francisco in the fourth quarter of 2005. Construction of a 7.5 year operation at São Francisco has commenced. Both equipment and workforce will be transferred from São Vicente to São Francisco as the initial operation is completed and the new site commissioned. The townsite and other already facilities in place at São Vicente would be used for Sao Francisco.

A small-scale demonstration plant has been constructed to process the tailings from the Portuguese operations of the 1700s. The operation has processed the Portuguese tailings in a hammer mill followed by a sluice or Knelson concentrator to collect a gravity concentrate for amalgamation. The operation is expected to produce 10 kilograms or approximately 320 ounces of gold per month to help offset the interim site maintenance costs as well as support some of the process design criteria for the full scale operation that is planned.

Based on the Whittle pit design developed from the May 2003 resource block model, the São Francisco operation will mine and process over a mine life of nine years 28,800,000 tonnes at 0.81 grams of gold per tonne. The overall stripping ratio will be 1.71. The pit design incorporates a pit slope of 42° in the upper oxidized zone increased to 60° in the unweathered rock, based on previous studies of slope stability. The mine design calls for 5 metre benches in the ore.

The mining operation will be carried out with hydraulic excavators and 30 tonne haulage trucks with typical pit support equipment to sustain the operation. The mining rate will be 9,600 tonnes per day of ore with a total combined mining rate of 26,000 tonnes per day of ore and waste required to sustain the operation. The head grade is 0.81 grams of gold per tonne.

The proposed flowsheet includes crushing to a maximum size of 36 millimetres, followed by agglomeration, then heap leaching with a 90-day leach time. The heap leach layers will require surface grading and covering with PVC during the wet season to divert excess rain water. The proposed heap leach cycle time is 120 days. Also, a dump leach operation is proposed for pit material at a cut-off grade of 0.18 grams of gold per tonne that is estimated at an average grade of 0.24 grams per tonne. The proposed heap leach cycle time is 120 days. However, no testwork has been done to support this dump leach operation.

Conclusions and Recommendations

Various Qualified Persons (from KCA, GCI, IMC, WGM and Mel Klohn, Geological Consultant) have completed site visits and reviewed data supplied by SEDM over the last several years. A feasibility study was completed by KCA and the results from this Study show that the São Francisco Project can be mined by open pit methods and the ore processed by a combination of gravity concentration and heap leaching at a profit. There is also potential to find additional gold mineralization in the area.

Several mineral reserves and resources have been reported over the last few years. In 2004, GSI updated the mineral resources and IMC updated the mining plan and came up with a total proven and probable mineral reserve estimate of 48.7 million tonnes at 0.675 grams per tonne gold, or 1.04 million ounces of gold.

Gold production is currently estimated at approximately 25,300 kilograms (814,700 ounces) over an approximate 7.5-year mine life. This is based on the proven and probably mineral reserve estimates and 80% gold recovery on crushed ore and 71% on run of ROM ore.

Capital costs were estimated to be US$46.1 million, not including US$1.9 million in working capital. Operating costs were estimated to be US$212 per ounce of gold, including all royalties and refining costs. Total costs, including life-of-mine capital, were estimated to be US$281 per ounce.

GSI made the following recommendations:

Work performed to date on the São Francisco gold project indicates that an in-situ fully diluted resource of about 1.2 million ounces of gold at a 0.3 grams per tonne cutoff is present. There is some additional potential in transferring the inferred resources into measured and indicated, as well as some areas and further down-dip extensions. However, it is suggested that Yamana put the project into production as quickly as possible, and then do further drilling to upgrade the available resource base.

There is some additional geological work that should be completed in the near future, which includes:

1.
Confirm the grade relationships in space between the bulk samples available, and the new resource model. This may include accessing the shaft and drifts to re-sample specific intervals, looking for a direct correlation between the two. It is unlikely that a direct, straightforward relationship (factor) can be developed with sufficient accuracy, but at least a general order-of-magnitude factor may be developed.

2.
Develop a conditional simulation study to further analyze the project’s potential. The simulation study can incorporate upside potential of Au grades according to the local geologic environment, and so be more efficient and representative than a simplistic sensitivity analysis on grade. This would result in a more realistic definition of the ultimate pit, which, for the strip ratio, is likely to be larger.

KCA recommends the following:

Grade control will be crucial to achieve the overall recovery as outlined in its feasibility study. The coarse gold, that is expected to contribute to more gold being in the deposit than currently reflected in the reserves, will also make grade control difficult. To achieve the high recovery estimated for the high-grade ore, it is important that this ore can be successfully separated from the lower/average grade ore so that is can be sent through the fine crushing step. In addition, it will also be difficult to make the split between average and marginal ores to be sure the correct material is sent to be crushed, versus just sent to the ROM heap leach. The inability to successfully maintain grade control will result in the grades of the various products being closer to the same, and will likely result in lower overall recovery of gold from the deposit.

A formal construction decision for São Francisco was made in November 2004 and construction commenced shortly thereafter. With construction now underway, production at São Francisco is planned for the fourth quarter of 2005.

São Vicente Property

The disclosure under the heading “Narrative Description of the Business - Mineral Projects - São Vicente Property” has been derived, in part, from a technical report dated November 2004 entitled “São Francisco Technical Report for an Open Pit Gravity Concentration and Heap Leach Project in Brazil” (the “São Francisco Report”) prepared by Melvin L. Klohn, Geologist Consultant, Mario E. Rossi, Principal Geostatisician of GeoSystems International (“GSI”), Michael Hester, Vice President of Independent Mining Consultants, Inc. and Michael W. Cassiday, Vice President of Kappes, Cassiday & Associates (“KCA”), each of whom is a “qualified person” as defined in National Instrument 43-101, and in part from a technical report dated July 4, 2003 entitled “A Preliminary Feasibility Study of the Santa Elina Gold Project Composed of the São Francisco, São Vicente and Fazenda Nova/Lavrinha Properties in Brazil for Santa Elina Mines Corporation” prepared by Velasquez Spring, P.Eng., Senior Geologist, G. Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer, John R. Sullivan, P.Geo., Senior Associate Geologist, and Michael W. Kociumbas, B.Sc., Vice-President and Senior Geologist, of WGM (the “WGM Report”), each of whom is a “qualified person” as defined in National Instrument 43-101, which is referenced in the São Francisco Report.

Property Description and Location

The São Vicente property is located in the extreme western portion of Mato Grosso State in west central Brazil, very close to the Bolivian frontier some 560 kilometres west of the capital city of Cuiaba. It is approximately 50 kilometres north of São Francisco. São Vicente consists of three contiguous mining permits totalling 28,980 hectares in area.

As a historic operation, São Vicente has seen a certain number of environmental studies since production began in 1985. Water quality has been monitored and some mined areas revegetated. In addition there have been vegetation, wildlife, hydrology and pit stability studies. Studies planned prior to or coincident with developing a new operation include ones to determine acid rock drainage generation potential and specific revegetation procedures for different areas of the operation. A short form Environmental Impact Study (“EIS”) was submitted to FEMA-MT, the Mato Grosso State environmental agency, in February 1997. It was approved with certain conditions, largely revolving around monitoring activities and provision of a reclamation/closure plan. The operating license has expired.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

There are several daily commercial flights linking Cuíaba to major Brazilian cities. From Cuíaba access is by road or by charter flights to an airstrip at Sao Vicente. There is a 1,250 metre paved runway at São Vicente. São Vicente is accessible by a 125 kilometre long road (90 kilometres are paved) from the town of Pontes e Lacerda that is in turn linked to Cuíaba. São Vicente is accessible via a 58-kilometre gravel road from São Francisco. This road will require upgrading to be serviceable on a regular year-round basis.

The climate of the area is tropical to semi-tropical with hot rainy summers, daily maximums in the range of 35° Celsius to 40° Celsius, and cooler dry winters with daily maximums in the range of 16° Celsius to 20° Celsius. The summer rainy period starts in December and continues through March. The dry season is from May to September.

The town of Pontes e Lacerda, 125 kilometres from São Vicente by road, with a population of 40,000 is the closest full service community. Besides small-scale mining, other industries in the area are agriculture, cattle ranching, latex production for the rubber industry and tile and brick manufacturing.

No national electrical service is available at the property; the closest national grid power source is at Pontes e Lacerda approximately 50 kilometres from São Francisco. Electrical power for the previous mining operation at São Vicente was provided by company diesel generators. Sufficient water to supply the proposed mining operations is available at Sao Vicente from streams and groundwater. Water use permits for the Casarão Creek are covered by the construction permit and an extension to cover Longa Vida Creek has been submitted to FEMA-MT. Santa Elina has permits in place for water use at São Vicente.

Sixty homes, dormitories, a school and other basic facilities remain on site at São Vicente from the previous mining operation and are in serviceable condition but will be subject to certain rehabilitation work. A small number of care and maintenance personnel live on both the sites. It is proposed that the São Vicente site infrastructure serve the combined São Francisco-São Vicente operation with daily travel to and from São Francisco.

Since the suspension of São Vicente operations in 1997, some of the site production facilities have been removed to other projects. The jigs, thickener, and carbon circuit from the milling operation remain on site from the previous alluvial operation. At the townsite, there are a maintenance garage, limited pilot test facilities and a laboratory, all of which will require upgrading to support future operations.

The physiography of the São Vicente property, as is the São Francisco property, is characterized by a mountain range, part of the Aguapei Mobile Belt and Mafic Arc, which follows the Brazil-Bolivia border. The range, in the vicinity of the projects, forms a prominent ridge some 800 metres in elevation that strikes approximately N30°W and is some 20 kilometres wide. The ridge stands out from the plains with a gentle slope on the western side towards Bolivia with the east side forming a prominent vertical, to near vertical, cliff-like escarpment that extends for more than 200 kilometres within the Aguapei Mobile Belt.

The São Vicente deposit occur on gentle slopes of São Vicente ridge, a subdued hill surrounded by a broad, flat plain drained by a few major creeks. Vegetation consists of mixed forest, savannah, and open fields. The existing tailings storage and waste disposal sites at São Vicente are on the flat plain adjacent to São Vicente ridge and they offer ample room to meet the needs of the planned future mining operations as well as ample room for the planned heap leach pads. Sufficient surface and groundwater are available to supply the planned mining and processing operations. Surface rights for Sao Vicente are owned by Santa Elina Desenvoluimento Mineral S.A.

History

Gold was first discovered in the area in the 1700s. The area became the first significant gold mining district in Brazil, and the nearby settlement Villa Bela was at that time named the capital of Mato Grosso State. The district reportedly produced and shipped to Portugal some 60 to 70 tonnes of gold between 1720 and 1830.

In the mid-1970s, garimpo (artisanal mining) activity began in the area, and, in 1977, Santa Elina began acquiring property in the Santa Elina gold belt and commenced dredging/placer mining in 1983. Approximately 76,000 ounces of gold were produced by placer mining at São Vicente. Hard rock mining at São Vicente produced an additional 110,810 ounces of gold by flotation and gravity methods in the period from 1995 to 1997.

In 1996, Echo Bay purchased 43% of Santa Elina and jointly Echo Bay and Santa Elina carried out a number of exploration programs including more detailed diamond core drilling and reverse circulation drilling of the São Vicente deposit. Mineral resource/mineral reserve estimations and associated preliminary feasibility studies were subsequently carried out.

In 1998, the ongoing metallurgical tests for heap leach processing were completed that indicated the process to be viable. In 2002, Santa Elina re-examined the 1997 studies for each property. That resulted in the capital expenditure estimates being significantly reduced for each deposit, in large part because of currency devaluation.

Geological Setting

The geological setting for the São Vicente property is effectively the same as was described for São Francisco.

Tight, steeply dipping, isoclinically folded meta-arenites of the Fortuna Formation comprise the local host rocks. The meta-arenites are composed predominantly of fine to grit sized quartz grains with a small percentage of interstitial recrystallized sericite, muscovite and locally minor chlorite, the alteration products of a former argillaceous matrix. Cross-bedding is commonly observed. Intercalated with the meta-arenites are metaconglomerates traceable up to several hundred meters along strike and up to 20 or 30 metres thick, particularly where the conglomerates form the basal units of depositional cycles. The metaconglomerates are composed of poorly sorted, subangular to rounded quartz and quartzite pebbles in what was generally an argillaceous groundmass. Lenticular, thin (centimeter to decimetre thick) bodies of purplish-colored metapelites, of limited areal extent, are also interbedded in the meta-arenite units, particularly in the upper portion of the depositional cycles.

The basement of the Aguapei Group is comprised of a lower to mid Proterozoic sequence of fine grained metasediments (sericite schists), acidic metatuffs, banded iron formation (“BIF”), phylites and quartzites, all intruded by granitoids and mafic rocks.

Both sequences were subject to three major deformational events that progressively resulted in folding, faulting and shearing, and finally fracturing of the rocks. These events were related to northeast-southwest compressional forces that shortened and buckled the rock masses along the Aguapei Tectonic Front. Deformation initially resulted in large anticline-synclinal folds with axial planes striking 150º and plunging to the northwest and southeast. Folds are symmetrical and can be followed for hundreds of meters. Axial plane foliation is prominent. Along the fold limbs, tight, meter-sized folds with sub-vertical axial planes exhibit a similar degree and orientation as the larger folds. Progressive compression resulted in rupturing of the flanks of the folds and formation of major shear-mylonitized zones up to 60 metres thick, which can be traced for hundreds of metres in a northwest-southeast direction, parallel to the fold axes. The final episode was the formation of extensive flat to gently dipping fractures that allowed the emplacement of the higher-grade auriferous quartz veins/silicified zones.

During the orogeny, the rocks of the Fortuna Formation were subject to low grade metamorphism. The metamorphism is evident in the recrystallization of the quartz grains and in the alteration of the argillaceous matrix minerals into sericite-muscovite assemblages.

Exploration

Exploration work was conducted on Sao Vicente between 1985 and 1997 by Santa Elina or companies working for or with Santa Elina. A considerable amount of diamond drilling was carried out during the period of mining operations at the site. The database used for geological modelling contained 224 diamond drill holes totalling 30,672 metres. Reserve circulation drilling totalled two holes and 318 metres.

During 1994, the gravity plant tailings area was tested by 100 by 25 metre spaced drill holes.

In the period between 1996 and 1997, resource and reserve estimates were undertaken with the assistance of outside consultants and Echo Bay personnel. Concurrently, metallurgical testing (largely by KCA, with some by Santa Elina itself and some by METAGO) was carried out and a preliminary feasibility study produced. Echo Bay was involved in selecting consultants and provided certain in-house proficiencies for portions of the study. Minerconsult Engenharia Ltda. (“Minerconsult”), from Belo Horizonte, was also responsible for several aspects of the study.

There were no exploration activities from 1998 to late 2003.

Mineralization

Gold mineralization at São Vicente occurs for more than 1,000 metres in two parallel NW-SE trending zones along the flanks of an anticline (convex-upward fold). These zones are within a larger regional area of shearing - 10 kilometres long by 2 kilometres wide - and characteristically proximal to the major regional shear zones.

Most of the gold occurs in millimetre to several centimetre-thick quartz veins that cut the host rocks in two prominent directions. One is sub-vertical in association with mylonite shear zones sub-parallel to foliation in the meta-arenite host rocks. The other is flat to shallow dipping and cross-cuts the foliation and bedding of the host rocks. The concentration of gold is directly related to the frequency of the two structures. Gold is closely associated with quartz, to a lesser extent pyrite, and to a very small extent, arsenopyrite. Sericite and minor chlorite are common accessory minerals. Throughout the deposit, free gold is common and is visible as fine to coarse grains, some up to 10 millimetres in diameter. This gold is commonly described as “gravimetric gold” because of the historic gravimetric method used during the assaying for gold and for the mining method used to recover it. The fine gold that occurs in sericite, sulphides and silicates is collectively described as “chemical gold”. A significant “nugget” effect is present. The contact between weathered (oxide-bearing) and unweathered (sulphide-bearing) rocks is highly irregular due to locally deep penetration of surface waters along major structural breaks.

Drilling

Santa Elina drilled 30,990 metres in 226 drill holes at São Vicente between 1985 and 1997. Part of this work was in support of ongoing production. Two hundred and twenty-four holes were diamond-core drill holes and the other two were reverse circulation drill holes, totalling 318 metres. All the drilling was carried out on the deposit or the possible immediate extensions of it and the drill core was either NQ (47.6 millimetre diameter) or HX (76.2 millimetre diameter) in size. The drill holes are predominantly inclined holes (paralleling the cross section lines) at various dips from both directions, and many of the deeper holes have been drilled as a fan from a single set-up location. Core recoveries were above 95%. Drilling was carried out by Brazilian contractors.

Core recoveries, measurements of rock quality determination (“RQD”), and geologic descriptions (including lithology, alteration and mineralization) were all made before the core was sampled.

The geology and controls on gold mineralization are similar to the São Francisco deposit. Although six structural/lithological domains were identified, the definition of the HAZ outline was considered to be the most important feature controlling the gold mineralization. As with São Francisco, the HAZ boundaries were initially digitized into the model and a 3-D triangulated solid was generated and used to constrain the grade interpolation. For the final resource estimate, Lynn Canal Geological Services used an indicator method to define the HAZ ore shell. The basic separation was to flag assays as being either inside or outside of this zone to generate an envelope of continuous mineralization and to ensure that information from holes outside was not used to interpolate grades inside the shell. This also limits the potential for smearing and diluting of grade inside the HAZ.

Sampling and Analysis

Prior to 2003, similar sampling procedures were carried out at São Vicente and at São Francisco.

Samples from Sao Vicente are predominantly drill core (HX-size 76.2 millimetre diameter or NQ-size 47.6 millimetre diameter) with a lesser number of chip samples from reverse circulation drill holes. At São Vicente, 226 holes were drilled and sampled. Holes in the resource areas were drilled on 25 metre x 25 metre grids. Core recoveries averaged better than 95%.

The HX-sized core was split and 11 kilogram samples collected at 2 metre intervals from one-half the core. The NQ-sized core was also sampled at 2 metre intervals but the entire core was used in order to provide an adequate sample size.

Concerns about the gold nugget effect in sampling led Santa Elina to develop specific sampling protocols. From 1990 to 1997, samples were taken at 2 metre intervals from one-half of the diamond-sawed core. Samples were crushed on site to quarter-inch and pulverized to minus 2 millimetres in a hammer mill. A fraction of this was saved for ore characterization, the rest was panned to remove the so-called “gravity” gold (+150 mesh), which was then amalgamated and assayed at the São Vicente mine laboratory facilities. The heavies that remained after amalgamation were assumed to contain no gold but were captured and saved. The entire pan tailings were collected, dried, and split to a 1.8 kilogram sample and shipped to the NOMOS laboratory in Rio de Janeiro for gold analysis of a 50 gram sample by fire assay with an AA finish. The value obtained from this assay was termed the fine or “chemical” gold assay. Therefore, each 2 metre interval has two assays, gravity and chemical, and the sum of them is the total gold grade.

The reverse circulation drill holes were also taken at 2 metre intervals. Sample collection was done using a cyclone installed at the drill rig. One of two splitting devices was set under the cyclone: a “Jones” splitter was used for dry samples, and a rotating hydraulic splitter for wet samples. Both splitters provided for 100% capture of cuttings with division of sample product handled automatically. A portion of this sample was dried and sent to NOMOS and a portion retained on site.

Past sampling procedures were audited in 1997 by an independent geochemical consultant, Kenneth Lovstrom of Tucson, Arizona. Lovstrom in general found no fault with past procedures, but for the subsequent 1997 drilling program he recommended a more industry standard protocol consisting of new preparation and analytical methods and a system of check sampling.

At the site, NOMOS set up a preparation and analytical lab. Assaying was done on entire samples using fire assay with an AA finish. In this sample stream there was no “gravimetric” gold assay. Almost two thousand 1997 samples were analyzed using both pre-1997 and 1997 protocols. It was concluded that results were comparable, that the pre-1997 sampling data were reliable, and that, by inference, the “gravimetric” step was not necessary. Some doubt has recently been cast on this conclusion.

Check assaying was carried out for Santa Elina by Bondar-Clegg in Vancouver and GeoLab in Brazil. The check assay system consisted of the introduction of blanks and standards each 26 samples, duplicates each 10 samples and checks of 5% of the pulps at a second lab. Four of the standards were prepared by Bondar-Clegg in a round robin process with material from Santa Elina’s Fazenda Nova project. Mr. Lovstrom concluded at the end of the program in January 1998 that the assay data were acceptable for use in resource estimates.

In their 2003 Preliminary Feasibility Study report, WGM note that data obtained after January 1998 indicate some further investigation is required regarding the earlier sampling results. A 50 sample set of pulps was subjected to a metallic sieve assaying method followed by fire assay and an AA finish. These results were compared with the historic results using the pre-1997 Santa Elina procedures and the procedures introduced following the quality control audit noted above. Although the small sample population does not allow for definite conclusions, there appears to be a large discrepancy between the metallic sieve assay results and the historic ones - with the metallic sieve assay grades being much higher. In addition, the same data notes that the pre-1997 Santa Elina procedures included deducting 8% from the gravimetric gold assay to account for silver amalgamated with the gold, but earlier reports neglected to mention this step. Based on this information, Yamana believes it is possible the earlier reported grades might be understated.

Security of Samples

For the pre-2003 work done, there is no information available regarding specific sample security procedures during sample preparation, analysis and/or transportation. Remaining drill core from São Vicente is stored under cover at the São Vicente project site, as are the sample pulps and rejects.

Mineral Resources and Mineral Reserves

A revised mineral resource and reserve estimate as well as an updated feasibility study is being prepared by the Company. Pending the results of the reserve and resource update, the following table sets forth the estimated mineral reserves for the São Vicente property as at December 31, 2004, unchanged from mineral reserves and resources as reported on February 28, 2004.

Probable Mineral Reserves(1)(2)(3)

	Tonnes (000s)	Gold (grams per tonne)	Ounces of Gold (000s)

Probable Mineral Reserves	5,22	0.96	161.0

(1)
The Mineral Reserves for the São Vicente property set out in the table above have been prepared by Santa Elina and reviewed by WGM. The Mineral Reserves are classified as Probable Mineral Reserves and are based on CIM Standards.

(2)
The Mineral Reserves were estimated using a cut-off grade of 0.30 grams of gold per tonne. The gold price used for the Mineral Reserve estimation is US$325 per ounce. The cut-off grade is based upon historical metal recovery from the property together with operating cost estimates of US$3.52 per tonne.

(3)	Dilution and mining losses are incorporated in the Mineral Reserves through the cut-off grade employed.

The following table sets forth the estimated Mineral Resources for the São Vicente property as at December 31, 2004.

Indicated and Inferred Mineral Resources(1)(2)(3)(4)
(Including Probable Mineral Reserves)

	Tonnes (000s)	Gold (grams per tonne)	Ounces of Gold (000s)

Indicated Mineral Resources	5,22	0.96	161.0
Inferred Mineral Resources	11,4	0.81	297.0

(1)
The Mineral Resources for the São Vicente property set out in the table above have been prepared by Santa Elina and reviewed by WGM. The Mineral Resources are classified as Indicated and Inferred Mineral Resources and are based on CIM Standards.

(2)
The Mineral Resources were estimated using a cut-off grade of 0.30 grams of gold per tonne. The gold price used for the Mineral Resource estimation is US$375 per ounce. The cut-off grade is based upon historical metal recovery from the property together with operating cost estimates of US$3.52 per tonne.

(3)	Dilution and mining losses are incorporated in the Mineral Resources through the cut-off grade employed.
(4)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Mining Operations

The Company expects to complete a feasibility study by April 2005, and will evaluate a construction decision at that time. Prior to considering the update to the São Vicente feasibility study, São Vicente has been viewed as a three-year gravity-heap leach operation (including development and post mining gold recovery periods). The townsite and other already facilities in place at São Vicente would be used. Depending on the development of the Sao Vicente reserves and resources, Sao Vicente may be constructed as a stand alone operation.

A preliminary feasibility study was completed in 1997 to re-establish an operation at the São Vicente site. The 1997 study was updated in 2002 to reflect the devaluation of the Brazilian currency to the US dollar and changed due to increased ore reserves, and new estimates for capital and operating costs and new quotations benchmarked from similar operations. An update to the mine plan for São Vicente is underway and the Company plans to complete a final feasibility study in early 2005.

The short-term operation planned for São Vicente includes an open pit mining operation at a stripping ratio of 1.28:1 developed by expanding the existing pit. The pit operation will supply ore to the heap leach operation over a 24-month period requiring a mining rate of 16,400 tonnes per day of combined ore and waste. A total of 5,221,444 tonnes of ore at a grade of 0.96 grams per tonne is to be mined. The primary mining fleet will consist of hydraulic drills and shovels, and articulated 35 tonne trucks. Employees would be a combination of both contracted and company employees. The Whittle designed pit includes slopes at 55º with 10 metre benches in waste and 5 metre benches in ore.

The São Vicente operation will be assembled using some of the existing equipment and infrastructure at the site along with the purchasing of new equipment for the mining and processing operations. The operating plan entails starting the São Vicente operation and on completion of mining, some of the equipment would be moved to the São Francisco site for mine development. Rental equipment would be used, if necessary, at São Vicente during the transition period.

In addition to mining the primary ore, it is also planned to mine the existing jig tailings that are stored on site and reprocess them in the heap leach operation. This mining of the jig tailings would take place over a 10 month period during the initial year of operation with an estimated total of 1,260,000 tonnes reprocessed.

Based on the metallurgical testwork, a flowsheet was proposed for São Vicente that entails crushing of the open pit ore to minus 19 millimetres and screening at 3 millimetres. The coarse fraction would be prepared for heap leaching with the fine fraction subjected to gravity recovery by jigs. The fine fraction would be de-slimed and also prepared for heap leaching. The heap leach would have a 120-day leach cycle.

The gravity and heap leach operation will be constructed in part at the existing plant site area with some deforestation required for the heap leach site. The existing tailings disposal area and water supply would be used. Construction of the heap layers would include surface grading and PVC covering required to shed water from the circuit during the rainy season. The total operating period for the heap leach is projected to be three years, the mining ending in year two with only the heap operation extending into the third year.

The projected overall gold recovery for the São Vicente operation is 81% with the gravity recovery estimated at 20% and the heap recovery estimated to be 76%.

Conclusions and Recommendations

The Company is further evaluating whether or not the reserves at São Vicente can be increased. Depending on the outcome of this further evaluation, São Vicente may be considered on a stand-alone basis from São Francisco. The Company intends to carry out an exploration program as there is evidence similar to São Francisco of higher grade zone at depth.

Santa Elina Gold Belt

Longa Vida

The regional program for the gold belt so far has focused on exploration of the areas between São Francisco and São Vicente. The highest priority target is Longa Vida, just 800 metres from the São Francisco mine. Longa Vida is a 2 kilometre target containing an over 1 kilometre long zone with coarse gold-bearing quartz veins in the eastern limb of São Francisco anticline. Two chip sample programs were performed, followed by detailed geological mapping. The first chip sample program returned values up to 600 grams of gold per tonne, and highlighted several veins with visible gold. The second program, taking 182 larger chip samples submitted to screen-fire assay, confirmed positive results over 1.25 kilometre of quartz veins, including 4.82, 9.7 and 46 grams of gold per tonne. The follow-up program at Longa Vida will consist of trenching for bulk sampling to better define the gold grades, and diamond drilling to investigate extensions of mineralization to depth. Finally, infill drilling is planned at São Francisco to upgrade resources into reserves.

Chapada Property

The disclosure under the heading “Narrative Description of the Business - Mineral Projects - Chapada Property” has been derived from a technical report dated August 2004 entitled “Chapada Copper-Gold Project, Goiás State, Brazil - Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators” (the “Chapada Technical Report”) prepared by John Wells, Consultant of Mineral Processing of Hatch Limited (“Hatch”) and by Michael G. Hester, Vice-President and Principal Mining Engineer of Independent Mining Consultants, Inc. (“IMC”). The Chapada Technical Report references certain disclosure in a technical report dated July 2003 entitled “Technical Report on the Chapada Copper Gold Property, Goiás State, Brazil” prepared by B. Terrence Hennessey, P. Geo., D. William Hooley, B.Sc., FAusIMM, and Christopher R. Lattanzi, P.Eng., of Micon International Limited (“Micon”), and updates a technical report dated February 2004 entitled “Chapada Copper - Gold Project, Goiás State, Brazil - Technical Report pursuant to National Instrument 43-101 of the Canada Securities Administrators” (the “IMC Report”) prepared by John M. Marek, P.E. and Michael G. Hester of IMC.

Property Description and Location

Mineração Maracá controls the Chapada property through a series of mining and exploration licences totaling 8,389 hectares. The mining licence covering the Chapada deposit was granted in 1979 and has been renewed periodically.

Mineração Maracá controls of surface rights in the area of the Chapada deposit covers the sites proposed for all project buildings and fixed installations, as well as the areas proposed for waste dumps and tailings disposal for the first eight years of the potential mine life. Yamana believes that it can acquire the right to dispose of waste rock and tailings on additional surface property, if and when required. Mineração Maracá’s land ownership is registered with the Registrar of Real Estate in Mara Rosa, Goiás.

Other than statutory royalties which would be payable to the Brazilian government in the event of commercial mineral production, the Company is not aware of any rights, agreements or encumbrances to which the Chapada property is subject, which would adversely affect the value of the property or Mineração Maracá’s ownership interest therein. The Company is not aware of any environmental liabilities to which the property is subject.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Chapada property is located in northern Goiás State, Brazil, approximately 320 kilometres north of the state capital Goiânia and 270 kilometres northwest of the national capital of Brasilia. The property is accessible via the paved federal road BR-153. The town of Alto Horizonte, which has a dirt airstrip suitable for small aircraft, is within 10 kilometres of the property, while the towns of Campinorte and Nova Iguacu are within 6 to 30 kilometres and Uruaçu is within 50 kilometres. A proposed new rail line, which is currently being built, will pass within 25 kilometres of the property. Adequate asphalted transportation routes are available for the delivery of supplies to the site and for the transportation of mineral concentrates to various ports and smelters.

The average elevation of the property is approximately 300 metres above sea level and the topography is characterized by low rolling hills, with large contiguous flat areas. Suitable sites have been identified for all required waste disposal, processing and ancillary project facilities. Annual temperatures typically range from a minimum of about 4° Celsius to a maximum of about 45° Celsius. Average annual rainfall is approximately 1,500 millimetres. Climatic conditions permit year-round open pit mining operations.

Electricity is available from the Brazilian national grid. There are several potential connecting points to the grid but current planning envisages the construction of a 230 kilovolt transmission line, approximately 85 kilometres long, from the Itapaci substation to the property. Adequate water resources are available locally. Consideration had been given to obtaining water by damming a local river, but more recent studies suggest that project requirements could be met entirely from groundwater sources, including drainage water from the open pit.

History

Anomalous copper values were first detected in the Chapada area in 1973, during regional stream sediment surveys undertaken by a Brazilian subsidiary of Inco Ltd. (“Inco”). The Chapada deposit itself was identified in 1975, following detailed stream sediment surveys, soil geochemistry, geophysics, trenching and pioneer drilling. Inco then proceeded with widely-spaced drilling on approximately a 500-metre by 2,000-metre grid. In 1976, Eluma, a Brazilian copper company, acquired a 50% interest in the property and, between 1976 and 1979, Inco and Eluma completed systematic drilling of the deposit on a 100-metre by 200-metre grid. An exploration shaft was sunk to a depth of 92 metres and 255 metres of cross-cuts were driven for underground exploration and metallurgical testing purposes. In December 1979, a mining license covering 3,000 hectares was issued for the property. Additional drilling, including geotechnical drilling at potential facility sites, was undertaken between 1979 and 1981, and a further six holes were drilled in 1989.

In May 1994, Santa Elina acquired the Chapada deposit. In July 1994, Echo Bay Mines Ltd. (“Echo Bay”) acquired an initial 3% interest in Santa Elina. In 1996, Echo Bay increased its interest in Santa Elina to 43%. Additional drilling was completed in 1995 and 1996 and, in 1995, WGM completed a prefeasibility study on the property. An environmental impact study was completed in 1996 by Geomina Consultants of Goiânia.

In December 1997, IMC completed an evaluation of the resources contained within the Chapada deposit and developed open pit mining plans. In January 1998, Kilborn International, Inc. (“Kilborn”) (now SNC Lavalin) published a feasibility study, based on open pit mining in accordance with the plans developed by IMC, followed by flotation of a gold-bearing copper concentrate which would be sold to commercial smelters. The Kilborn study concluded that, at metal prices of $1.00 per pound for copper and $350 per ounce for gold, development of the Chapada deposit would yield a net present value of $53 million at a discount rate of 10% per year, and an internal rate of return of 17% per year. The design open pit for the Kilborn feasibility study contained a “mineable resource” of 216 million tonnes, at an average grade of 0.365% copper and 0.289 grams of gold per tonne.

In 1999, the current shareholders of Santa Elina re-acquired the shares of Santa Elina held by Echo Bay and regained 100% ownership of Santa Elina and the Chapada property.

In mid-2000, IMC developed a series of revised ultimate pit designs, based on the updated cost estimates and a range of metal prices. In February 2004, IMC completed a technical report on the Chapada deposit and updated the mining portion of the Chapada property study by updating the studies performed by IMC during 1997 and 2000. Discounted cash flow analysis based on these revised estimates indicated that development of the Chapada deposit would yield a pre-tax net present value of $185.4 million at a discount rate of 10% per year, and an internal rate of return of 32% per year. The metal prices used in this projection were $0.85 per pound for copper and $325 per ounce for gold. Operating costs per pound of copper net of gold by-product credit of $325 per ounce, are projected at US$0.275 per pound of copper for the first five years and $0.507 per pound of copper over the life of the mine.

In June 2004, IMC revised the pit studies and reports the potential mineable reserves as the following, which are reflected in the Chapada Technical Report:

Measured + Indicated Resource        246,698 ktonnes
Stockpile Reclaim (Indicated)             50,450 ktonnes

Total Mineable Reserve              297,148 ktonnes

Geological Setting

Northern Goiás State, in which the Chapada deposit is located, is a significant mineral producing state, hosting a number of mines producing gold, nickel, phosphate and asbestos.

The regional geology of the Chapada area is composted of Proterozoic greenstones made up of volcanic and sedimentary sequences which have been locally cross cut by granitic intrusions. The greenstones have been metamorphosed to Biotite and Amphibolite schist in the Chapada mineralized area.

The Chapada area is located between the Amazonian craton to the northwest and the San Francisco craton to the southeast. This area is part of a large system of mobile belts that have a complex, multi-phased history of deformation. The component units vary widely in age.

In the immediate area of the Chapada deposit, the biotite and amphibolite schist units have been folded into a broad anticline with a northeasterly fold axis. The two limbs of the anticlinal structure dip to the northwest and southeast. There is a minor secondary synclinal fold of the major antiform so that the northeast and southwest ends are somewhat higher than the central zone of the structure in the middle of the deposit. This combination of folds gives the deposit a broad “saddle” shape.

The Chapada mineralization is hosted in the biotite and amphibolite schists described above. The best grade of the deposit appears to be located at the axis of the anticline indicating that perhaps the structural preparation associated with folding provided better conduits for hydrothermal fluids. There are intrusive pegamatites within the deposit that are essentially barren.

The bedrock schists are overlain by approximately 25 metres of saprolite material. There is a minor lateritic component near the top of the saprolite zone. Within that laterite component there is a “Ferricrete” or Iron Shot zone at surface that will be useful as road base and provides a sound initial working surface in the mine area.

Exploration

Anomalous copper values were first discovered in the Chapada area in 1973, during a regional program of stream sediment sampling. The Chapada deposit was identified during follow-up work that was conducted in 1974 and 1975, and included detailed stream sediment surveys, soil geochemistry, geophysics, trenching and broadly spaced initial target drilling. Additional copper-gold anomalies have been identified along the general trend defined by the northwest strike of the Chapada deposit. Exploration of the approximately 50 kilometre trend has been undertaken by Yamana predecessors with geophysical, geochemical and drill sampling means with some success.

Due to the presence of a ubiquitous lateritic-saprolitic soil cover, outcrops in the Chapada area are sparse. The available outcrops have been mapped and a generalized geological map has been prepared to show large-scale lithological and structural features. Geological interpretation on a smaller scale, however, is difficult and of limited use in guiding exploration. Airborne and ground geophysics have contributed to the geological knowledge of the area but, since the mid-1970s, the primary exploration tool has been diamond drilling. Several drilling campaigns, which are discussed below, have resulted in the delineation of a deposit containing substantial resources of copper-gold mineralization. The data obtained from the drilling campaigns are considered to be reliable and representative of the deposit being tested, although, as discussed subsequently, there are some indications that the average copper assay may be slightly biased on the high side.

The Chapada deposit is a construction stage project which is currently being built as laid out in the feasibility study dated June 2004. There has been a large amount of exploration work conducted on the deposit and elsewhere on the property over the project life, as described above.

The Chapada deposit is the principal asset at the Chapada property discovered during a regional stream sediment survey. The survey defined a strong copper geochemical anomaly over 50 kilometres in length encompassing multiple gold and copper prospects and former garimpo mining areas including the Chapada deposit. In 1996, Echo Bay/Santa Elina conducted other exploration work on targets in the vicinity of the main deposit. So far only limited exploration has been carried out along the soil anomaly trend except for the zones close to the Chapada deposit.

The zones on which the exploration was conducted were the C1-W, Cl-E/Mário Cabrito, João Severino, Suruca and C4 zones. The C4 target is outside of Santa Elina’s exploration licences, however, it is affected by the proposed tailings pond and will need to be evaluated with some urgency. The exploration work performed included grid cutting (100 metres x 25 metres), soil sampling (analysis for gold, copper, lead, zinc and arsenic), geologic mapping, ground geophysics (ground magnetics and Max-Min electromagnetic surveys) and diamond core drilling. In total 4,315 soil samples were collected, 86 kilometres of ground magnetics surveys and 27.4 kilometres of Max-Min surveys were completed and 3,497 metres of core were drilled with 2,805 samples sent in for assay.

The exploration work carried out in 1996 was aimed at suspected gold and copper mineralization in the target areas listed above. It has revealed that the volcano-sedimentary sequence that hosts the Chapada deposit mineralization occurs in the studied areas, showing a wider occurrence than previously known and a similar copper-gold association with apparent vertical zoning.

Mineralization

The primary copper-gold mineralization at Chapada is epigenetic. Copper is principally present as chalcopyrite with minor bornite. Fine-grained gold is closely associated with the sulphide mineralization and was likely contemporaneous with copper. The shearing and the metasomatic event resulted in the appearance of at least two tabular zones of biotite schist which host the disseminated mineralization.

Copper mineralization occurs as finely disseminated crystals, elongated pods, lenses along foliation, crosscutting stringers and coarse clots in occasional late stage quartz veins or pegmatites. The copper mineralization and grade are somewhat better in the central zone of the deposit along the anticline axis than in the surrounding anticlinal limbs. However, copper mineralization is pervasive over a broad area. Gold mineralization is more uneven spatially and may have been remobilized by post mineral low temperature alternation events.

Drilling

Between 1976 and 1996, 856 diamond core drill holes totalling 67,315 metres of drilling and 47,939 sample intervals were completed in the vicinity of the Chapada deposit, in several campaigns.

Diamond drilling to date has delineated the main deposit areas at a spacing of 100 metres by 50 metres, with a tighter 50-metre pattern in the central portion of the deposit. Although drilling has been conducted intermittently over a period of 20 years, the bulk of the drilling was performed in 1995 and 1996. The 416 holes drilled in 1995, to an average depth of about 16 metres, were designed to test the overlying saprolitic horizon. The 264 deeper holes (average depth: 142 metres) drilled in 1996 tested the full thickness of the mineralized zone. All holes drilled in 1995 and 1996 were NQ or NX in size.

Average core recovery has been 95%, with a 10% coefficient of variation. Collar locations of all holes have been surveyed. Down-hole surveys, using a Tropari instrument, were performed only on inclined drill holes, which represent approximately 5% of all of the holes which were drilled into bedrock.

The Chapada deposit is essentially flat lying and the holes are mostly vertical. Thus, for the most part, the mineralized intersection encountered in drilling fairly represents true thickness. Holes are drilled on section lines oriented perpendicular to the strike of the deposit. Given the extent of metamorphism, alteration and deformation which have affected the area, correlation of the lithologies between drill holes is frequently uncertain. Generally speaking, however, there is good correlation of mineralization between adjacent holes and adjacent sections. Santa Elina reports that channel sampling and bulk sampling from the underground openings also confirmed the continuity of mineralization in the area tested.

The diamond drilling conducted to date on the Chapada property has outlined a zone of continuous copper-gold mineralization approximately 3,500 metres long by 900 metres wide, with a depth of up to 220 metres.

Sampling Method and Approach

During the most recent drilling campaigns in 1995 and 1996, all core drilled by Santa Elina was logged, with both geological and geotechnical information being recorded. The data recorded on the logs include rock type, degree of oxidation, degree of alteration, estimated percentage of sulphide minerals and the presence of additional minerals.

The most common sample length is 1.5 metres, but there is considerable variation since samples were selected to honour lithological contacts or other geological features. The Micon Report states that overall core recovery averaged 95%, although IMC has not reviewed the core recovery data.

Micon considers that the sampling procedures used by Santa Elina have provided representative samples of the deposit being tested. Micon is not aware of any drilling, sampling or recovery factors that could materially affect the accuracy of the results obtained.

Sample Preparation, Analyses and Security

Sampled core is sawn in half, with one half being retained for reference and the other being submitted for sample preparation and assay. The entire half-core submitted for analysis is first reduced in size to minus ¼ inch in a jaw crusher, and is then further reduced to minus one millimetre in a roll crusher. The crushed product is split into three portions, two of which are retained. The third portion is pulverized to minus 150 mesh to provide 500 grams of the final pulp.

The gold analysis utilized a 30 gram sample that was fire assayed with an atomic absorption determination. The total copper analysis utilized a 0.25 gram sample that was dissolved with a four acid digestion (hydrochloric, nitric, hydrofluoric and perchloric). This was evaporated and dissolved with hydrochloric acid with the copper determination by atomic absorption.

The principal assay laboratory used by Yamana is Geolab, located in Belo Horizonte, Brazil, although another Brazilian laboratory, Nomos, was used to analyze samples obtained from the shallow saprolite drilling conducted in 1995. Geolab was founded in 1967 and is now part of the ALS Chemex laboratories group, although it was not in 1996. It is Micon’s understanding that the ALS Chemex laboratories group has obtained ISO 9002 certification. Usually the jaw crushing and roll crushing were done at the Chapada sample preparation facility at Alto Horizonte. During times of peak drilling, however, some half core samples were sent to Geolab.

It is reported that the chain of custody of drill core samples is as follows. Core was placed in wooden storage boxes at the drill rig under the supervision of geotechnicians. The core boxes were transported to the secure sample preparation facility in Alto Horizonte (an office-warehouse-bunkhouse complex in a walled compound), where the core was logged for geotechnical characteristics and is scribed longitudinally prior to being sawn in half. Sawing took place at a separate location, two blocks from the sample preparation facility, because of noise considerations in the surrounding residential area. The sawn core was then replaced in the core boxes and returned to the sample preparation facility, where it was logged geologically by geologists. The core was then divided into individual sample lengths for the sample preparation procedures described above.

After logging, the half-core selected for assay for each sample interval undergoes the sample preparation procedure described above. The sample preparation facility located at Alto Horizonte is capable of preparing about 400 samples per week. The sample pulps prepared are transported to the Geolab laboratory in Belo Horizonte for assay. During periods of peak drilling, the number of half-core samples submitted for preparation exceeds the capacity of the sample preparation facility. At such times, either: (i) complete half-core which is in excess of the capacity of the preparation facility is sent to Geolab for both sample preparation and assaying; or (ii) half-core is crushed to only minus 10 mesh at Chapada, before being forwarded to Geolab for final sample preparation.

The sample preparation and assaying have been performed using procedures that are accepted as standard in the mining industry. The security procedures are also reasonable given the high volume of samples and relatively low mineral concentrations of the samples.

As of August 2004, the half core, course rejects, and pulps from the 1995-1996 drilling campaigns are still located at the core storage facility at Alto Horizonte. The sample preparation equipment has been removed. It was reported to IMC that the sample preparation personnel at the site were under contract from the Geolab Laboratory and were not Santa Elina personnel.

It is the opinion of IMC that the sampling, sample preparation and assaying procedures, have resulted in representative samples of the Chapada deposit.

Data Verification

The following three basic techniques of data verification have been employed, which are all practices which are generally accepted within the industry: (i) the insertion of standards, blanks and duplicates into the stream of samples submitted for assay; (ii) the submission of duplicate samples to a second laboratory; and (iii) reviews by independent consultants of the quality assurance-quality control procedures employed, and also of the accuracy of the assay database.

Standards, Blanks and Duplicates

Yamana submits to a second laboratory duplicates of 5% of the samples obtained from the zone of potentially economic mineralization. The Cone laboratory in Colorado is used for this purpose. On average, the copper assays reported by Cone were 7% lower than the Geolab assays, while, for gold, Cone was 2% higher than Geolab. The discrepancy in the average duplicate copper assay is regarded by Micon as being marginally beyond the generally accepted limits of reasonable agreement. In an overall economic sense, however, the effect of this discrepancy is somewhat offset by the difference in the average gold assay, which is in the opposite direction to the difference in average copper assay.

The following independent reviews have been conducted on the sampling and/or data verification procedures:

•
The Winters Company (“Winters”) visited the Chapada site while the 1996 drilling program was in progress, in order to review drilling and sampling procedures, and the geological interpretations being made by the project staff. The Winters report made a number of recommendations in all areas, including drilling, sampling, sample preparation and geological interpretation. Santa Elina reports that it addressed most of these recommendations. In general, however, Winters expressed reasonable satisfaction with all of the procedures being followed by Santa Elina.

•
Also in 1996, K. A. Lovstrom (“Lovstrom”), a consulting geochemist of Tucson, Arizona, reviewed Santa Elina’s quality assurance-quality control program with respect to sampling and assaying procedures. Lovstrom’s ultimate conclusion was that, based on Lovstrom’s evaluation of quality control data provided by Chapada project staff, the database is of sufficient quality for a bankable feasibility study. In February 2004, IMC reviewed several reports from Lovstrom, including the data file of all of the quality control assays. IMC concluded that the quality control program was sufficient to ensure consistent and relatively high quality assays for the Chapada project.

•
In 1997, IMC reviewed the Chapada database and Santa Elina’s data verification procedures, as part of its overall assignment to review the Chapada block model and develop open pit mining plans. IMC concluded that the database is of sufficient quality for a feasibility level study. Upon further review in 2004, IMC confirmed its 1997 conclusion.

Mineral Resources and Mineral Reserves

The following tables set forth the estimated Mineral Reserves and Mineral Resources for the Chapada deposit as at December 31, 2004.

Proven and Probable Mineral Reserves(1)(2)(3)

		Grade
	Tonnes	Copper	Gold
Category	(thousand)	(%)	(grams per tonne)
Open Pit Mining
Proven Reserve	17,341	0.418	0.324
Probable Reserve	229,357	0.370	0.283
Total Open Pit Reserve	246,698	0.373	0.286
Stockpile Reclaim (Probable)	50,450	0.222	0.141
Total Mineral Reserve	297,148	0.347	0.261

(1)
The Mineral Reserves for the Chapada deposit set out in the table above have been prepared by IMC. The Mineral Resources are classified as Measured, Indicated and Inferred Mineral Resources and have been prepared in compliance with CIM Standards.

(2)
The Mineral Reserves were estimated using a cut-off grade of 0.17% copper equivalent and a strip ratio of 0.68 to 1 (tonnes waste per tonne ore). The metal prices used for the Mineral Reserve estimation are US$0.85 per pound for copper and US$325 per ounce for gold.

(3)	Dilution and mining losses are incorporated in both the proven and probable Mineral Reserves.

Measured, Indicated and Inferred Mineral Resources(1)(2)(3)
(Including Mineral Reserves)

		Grade
	Tonnes	Copper	Gold
Category	(million)	(%)	(grams per tonne)
Measured	25.2	0.34	0.30
Indicated	396.2	0.30	0.22
Measured + Indicated	421.4	0.30	0.23
Inferred (4)	250.9	0.25	0.15

(1)
Measured and Indicated Mineral Resources for the Chapada deposit set out in the table above have been prepared by IMC. The Mineral Resources are classified as Measured, Indicated and Inferred Mineral Resources and have been prepared in compliance with CIM Standards.

(2)
The Mineral Resources were estimated using a cut-off grade of 0.15% copper equivalent. The metal prices used for the Mineral Resource estimation are US$0.85 per pound for copper and US$325 per ounce for gold.

(3)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
(4)
The estimate of Inferred Mineral Resources was prepared by Micon International Limited in a NI 43-101 compliant technical report dated July 2003. IMC estimated inferred mineral resources in their report dated February 2004 at 68 million tonnes grading 0.20% copper and 0.14 grams of gold per tonne.

Mineral Processing and Metallurgical Testing

A significant amount of metallurgical testwork has been performed on samples taken from the Chapada deposit, with the first preliminary work being conducted in 1975. The testwork, which has used samples representative of all of the major mineralized rock types, has included: mineralogical examinations; grindability testing and the determination of Bond work indices; studies of the relationship between grind size and metallurgical recovery, including an evaluation of regrinding the rougher flotation concentrate; flotation testwork, including evaluation of reagents, pulp density, pH and residence time; and settling tests.

The testwork has indicated that a readily-saleable gold-bearing copper concentrate can be produced by flotation, with overall average recoveries of approximately 89% of the copper and 55% of the gold contained in the mill feed. The flotation concentrate is projected to contain 26% to 28% copper and 16 to 20 grams of gold per tonne, with no material presence of deleterious impurities.

In the Kilborn Report, Kilborn selected a process flowsheet consisting of the following principal elements:

•	Crushing of run-of-mine material to minus 165 millimetres in a gyratory crusher, at a design feed rate of 35,300 tonnes per day or 12.7 million tonnes per year.
•
Two stages of grinding, with a SAG mill and a ball mill arranged in series. The ball mill will operate in closed-circuit with cyclones, to produce a product with a design size of 80% passing 150 microns.

•
A flotation circuit consisting of rougher/scavenger flotation cells, a regrind tower mill, cleaner flotation cells, a second cleaner column flotation cell, and cleaner/scavenger flotation cells. The regrind mill is designed to treat the rougher/scavenger concentrate, the cleaner scavenger concentrate and the second cleaner tail. The regrind mill will operate in closed-circuit with cyclones, producing a product with a design size of 80% passing 45 microns. The regrind cyclone overflow is fed to the first cleaner flotation cells. The rougher/scavenger tailings are discharged to the final tailings sump, as are the tailings from the cleaner scavenger circuit.

•	Concentrate thickening and filtration facilities.
•
An impoundment for the storage of tailings, and facilities for the recycling of process water.
Micon is of the opinion that the Kilborn report has demonstrated the technical feasibility of producing a saleable copper concentrate from the Chapada deposit.

Environmental Studies

In 1996, environmental baseline studies were carried out in the Chapada area. Studies of acid rock drainage potential and the quality of the liquid portion of the tailings stream were performed in 1996 and 1997. Generally, these studies indicated that:

•	waste rock from the open pit has sufficient effective neutralizing capacity to consume any acid generated and, hence, that selective waste handling requirements are likely to be minimal;
•	unprocessed mill feed material has significant acid rock drainage potential, but five of the seven samples tested exhibited excess neutralization capacity;
•	solid mill tailings are likely to be acid generating if exposed to air because of the presence of residual sulphides; and
•
the quality of the liquid tailings effluent was good, with all parameters tested meeting Brazilian standards after a settling time of 30 days. Some parameters exceeded surface water quality standards at settling times less than 30 days.

In November 1996, Geomina Consultants of Goiânia compiled an environmental impact report. As reported to Yamana, the environmental impact report received the full support of the local community during a public meeting and was then approved by the state environmental agency. Further, Yamana understands that Santa Elina reported that the initial environmental licence for the Chapada project was approved in November 1999, and that the construction licence was issued in April 2001. A third license, the operations license is issued during construction. Project construction licenses are valid until April 29, 2006.

As part of the recent study, an environmental impact study was carried out by Geomina Assessoria e Prestacao de Servicio aos Setores Mineral e Ambiental. The following summary of this study was provided to Hatch by Yamana personnel, with input from Hatch.

Environmental and socioeconomic characterization of the project influence area was done by using exiting available data, and by obtaining site-specific information. Hatch has recommended reviewing some data during the next phase of engineering. No ethnic minorities or tribal groups are identified in the project area of influence.

A non-intervening archeological inspection, developed in May 2004, led to the identification and registration of eight and nine archeological sites and occurrences, respectively. The potential rescue of identified sites and/or occurrences will be decided in coordination with the authorities during an additional specific site inspection to be developed by Yamana specialists to confirm the preliminary results.

A site vegetation survey identified 113 species of six types of vegetation, reinforcing the tropical characteristics of the natural vegetative covers. Three protected species were found. Deforestation licenses were approved. Two forest reservations ( 186 and 234 hectares) will be created according to law to balance deforestation at the mine and tailing dam areas.

Fauna studies identified a total of 127 species, six of them being protected. According to the environmental impact study, minimal impacts to these species are expected.

An environmental characterization test program was conducted on the unprocessed rock and mill products during year 1997 by using Environmental Protection Agency standards and protocols. The results have suggested low ARD potential. Aluminum, iron and manganese observed in leachates are within concentrations detected in the local groundwater.

Surface water background concentrations are higher than expected discharges and Yamana is clarifying Class 2 water quality compliance. Effluent physicochemical treatment facilities include a specific pond for tailing dam overflow and/or contaminated excess pit water. A monitoring program will assure water quality compliance. Yamana will perform a water sampling and laboratory test program during first months of engineering, including water availability assessments.

Storm water runoff and hazardous liquids handling will be adequately addressed using Best Management Practices. Sewage treatment consists of septic tank facilities. Sanitary and industrial solid wastes will be disposed of at the Chapada facilities and in Alto Horizonte landfill, respectively.

Closure and reclamation plan will return the land to its pre-mining use, while protecting environmental and human life, reducing long-term monitoring, maintenance, and potential liabilities. An amount of $9,524,360 was estimated for closure and abandonment costs.

Conclusions and Recommendations

It is the opinion of IMC that the sampling programs and resource modeling work performed for the Chapada Project are adequate to define the mineral resource and mineral reserve stated in this report. IMC has not recommended that any additional studies be conducted.

It is the opinion of Hatch and IMC that the technical studies performed to date, most notably the Kilborn 1997 feasibility study and the Hatch June 2004 feasibility study have effectively demonstrated the technical feasibility study of the Chapada Project. Good recoveries of copper and gold metal can be achieved and a marketable copper-gold concentrate can be produced with well proven technology.

The Hatch June 2004 feasibility study has also demonstrated that, with current copper and gold prices, the financial feasibility of the Chapada Project is also demonstrated.

Given the positive results of the Chapada Technical Report, Hatch and IMC recommend that the Chapada Project can be advanced to the next stages of development.

For the process plant and infrastructure the next stages would be the detailed engineering work followed by engineering, procurement and construction management services. Two years are scheduled for this work and the estimated costs are included in the capital cost estimate developed for this study. Hatch has identified certain matters that the Company will consider during the early stages of detailed engineering.

At the end of this next stage, if the capital costs based on the detailed engineering confirm the economics of the project, a decision could be made as to whether to begin construction.

The economics of the projects are heavily influenced by movements in the Brazilian Real relative to cost inflation within Brazil. These factors should be closely monitored during the project for movements that affect the economics of the project.

The mine development schedule is also approximately two years. Tasks that need to be started in the immediate future include: (1) removal of trees from initial mining areas, waste storage areas, and stockpile areas; (2) development of monthly and quarterly mine plans for initial mining periods which include details such as site drainage, road construction and topsoil storage; and (3) order the initial mine equipment so that overburden removal can commence in a timely fashion.

A formal construction decision for the Chapada Project was made in November 2004. The Chapada Technical Report estimates capital requirements of $178 million (before working capital), which includes a contingency amount of approximately US$21 million. Production is expected to commence in early 2007. The mine plan, as outlined in the Chapada Technical Report, contemplates average annual production of approximately 130 million pounds of copper and approximately 134,000 ounces of gold per year on average for each of the first five years of operation. A mine life of 19 years in contemplated for total production of about 1.9 billion pounds of copper and about 1.2 million ounces of gold.

Other Properties

The geological and historical property summaries disclosed under the headings “Narrative Description of the Business” - “Mineral Projects” - “Cumaru-Gradaus, Brazil”, “Eastern Santa Cruz Province, Argentina”, “Martinetas and other Micmar Properties, Argentina”, “La Paloma (Syrah), Argentina”, “Estrella and Condor, Argentina” and “Other Properties in Argentina” have been prepared by Melvin L. Klohn, Geological Consultant.

Cumaru-Gradaus, Brazil

Regional Setting

Yamana made its first foray into Brazil in November 2002, selecting the first of several interesting gold exploration opportunities for acquisition. The Cumaru-Gradaus acquisition consists of almost 1,000 square kilometres of exploration concessions and mining rights in the southern part of the Carajas region in Para State, Brazil. Located about 8 degrees south of the equator, the climate is tropical with alternating wet and dry seasons. Most of the area’s original forest cover has been cleared for either subsistence farming or organized agriculture. The property is accessible by 90 kilometres of all-weather unpaved road from a major paved highway at the town of Rendencao (population 80,000). The town offers a range of services and supplies, as well as a modern airport with scheduled plane service. Electricity, telephone, and other services are also available at the property in the village of Cumaru (population 4,000).

The property is in the southern part of the Carajas region, historically famous for its major deposits of iron, nickel, manganese and gold. The best known of the region’s gold deposits is the famous Serra Pelada deposit, discovered by a local prospector in 1980 and site of a subsequent major rush involving an estimated 100,000 artisanal miners (“garimpeiros”). The next major gold discovery occurred the following year at Cumaru, the property now controlled by Yamana; this caused a second, albeit smaller, rush involving about 15,000 garimpeiros. Both of these sites were subsequently set aside by the Federal Government as Garimpeiro Reserves. Recent changes in the law allowed Yamana to negotiate with garimpeiro cooperative holding rights to the Cumaru Reserve and acquire exclusive exploration rights to the property.

The Carajas region more recently has become famous as one of the world’s premier regions for iron oxide-copper-gold (IOCG) deposits. Since the discovery of the huge Olympic Dam deposit in Australia in the 1970s, IOCG deposits have been aggressively sought globally by major mining companies. To date, the Carajas region has yielded more giant IOCG discoveries than any other region in the world. Important discoveries include Salobo (784 million tonnes at 0.96% copper and 0.52 grams of gold per tonne), Crystalino (500 million tonnes at 1.3% copper and 0.3 grams of gold per tonne), Sossego (355 million tonnes at 1.1% copper and 0.28 grams of gold per tonne), and Alemao Bahia (170 million tonnes at 1.5% copper and 0.80 grams of gold per tonne). The potential of this newly recognized copper-gold province to contain other large discoveries has caused a flurry of exploration, including intense drilling activity by Codelco (in joint venture with Barrick) on ground just north of the Cumaru Reserve property, which is now held by Yamana.

Property Description

Yamana’s acquisition includes the 970-square kilometre Cumaru Garimpeiro Reserve and the adjoining 17-square kilometer Gradaus mining property. Gradaus consists of partially developed private ground with an active mining license and an operations camp. The adjacent and much larger Cumaru Reserve is the site of widespread, extensive alluvial workings (now mostly inactive) from which an undocumented but apparently large amount of alluvial gold (reportedly more than 1 million ounces) was extracted during the early-1980s gold rush. This tract until now was held exclusively by the Comaroo Garimpeiro Cooperativa and has never been explored with modern methods by an organized company.

The adjoining Gradaus property has seen two generations of mining: (1) scattered garimperio activity that illegally trespassed on the private ground to exploit shallow alluvial gold in the early-1980s, and (2) an organized mining effort by the Gradaus property owners in the early-1990s. The latter effort, consisting of an open pit mine and combined gravimetric-heap leach recovery operations, reportedly recovered significant gold over a 4-year period from bedrock veins beneath the garimpeiro workings. Limited exploration carried out during this period, including 21 diamond core holes (2,260 total metres) drilled to an average depth of 115 metres, examined veins within and beneath the open pit. Although results of this drilling were moderately encouraging, Yamana considers this an early-stage exploration property that needs much additional work and more drilling to identify a gold system of possible future interest.

Geology

The Cumaru-Gradaus property is underlain by greenstones and granitic to gabbroic instrusive bodies of Late Archean age (slightly more than 2,500 million years old), and by platform sediments and volcanics of Early Proterozic age (from 1,600 to 2,500 million years old). There are few good outcrops in the area; bedrock is best exposed in some of the many widely scattered garimpeiro pits. Elsewhere, the rock units are mostly covered by soil and a layer of deeply weathered, oxidized bedrock known as “saprolite.”

The old Gradaus open pit mine and many of the garimpeiro gold workings occur near the top of an elliptical granodiorite body (“Cumaru Stock”) that intrudes metamorphosed volcanics and volcaniclastic sediments of the Gradaus Greenstone Belt. Gold is associated with veins in shear zones cutting the edge of the stock and in the alteration halo surrounding the stock. Garimpeiro workings follow the elliptical margin of the stock, extending more than 8 kilometres beyond the Gradaus mine property boundary into the adjoining Cumaru reserve. None of this zone has been explored in detail or tested at depth by drilling. Elsewhere on the property, garimpeiro workings occur widely throughout the Gradaus Greenstone Belt and to a lesser extent in the overlying platform assemblage. Few of these occurrences have been examined in detail or explored at depth by drilling.

Eastern Santa Cruz Province, Argentina

In March 2002, Yamana formed a new Argentine operating subsidiary, Recursos Yamana S.A. (“RYSA”), to explore and advance its gold-dominant properties and assets in the eastern part of the Deseado Massif region. From April 2002 to July 2004 these properties were subject to the Santa Cruz Joint Venture with Buenaventura and Hochschild. The Company is currently evaluating its options with respect to exploring the eastern region gold properties, which may include seeking further joint venture partners or the Company conducting the exploration program on its own.

Yamana, through RYSA, currently holds approximately 1,050 square kilometres of mining rights in the eastern part of Santa Cruz Province. In addition, RYSA owns all or part of three large ranches controlling surface rights over the Martinetas, Microonda and Goleta group of properties (collectively known as “Micmar”) and recently signed a lease-purchase option for another large ranch to control surface rights over the important La Paloma property.

All mining properties in Santa Cruz Province are subject to a maximum 3% mine-mouth royalty payable to the province. Yamana’s properties held at the time of the Santa Cruz Joint Venture agreement - approximately 195 square kilometres of mining rights - additionally carry a 2% NSR royalty payable to Royal Gold, Inc. Yamana’s new properties, acquired subsequent to the Santa Cruz Joint Venture agreement, are subject only to the provincial royalty. No permits are required to carry out current exploration activities.

Important gold-silver occurrences in Santa Cruz Province are confined to the Deseado Massif, a geologically defined region of about 80,000 square kilometres that occupies the northern one-third of the province. The Deseado Massif region is extensively underlain by a thick pile of rhyolitic volcanic and interbedded sedimentary rocks of Jurassic-age (130-170 million years old) and is crisscrossed by numerous large fault and fracture zones. During Jurassic volcanism, these structures were sites of widespread hydrothermal activity, forming numerous shallow-level “epithermal” quartz-adularia fissure-veins, vein breccias, and stockwork-vein systems, some of which carry gold and silver minerals. The occurrences are classic low-sulphidation type, having relatively weak alteration haloes and only small amounts of sulphide minerals, and they may contain anomalous amounts of arsenic, mercury, and antimony - which can serve as exploration pathfinder elements - and small to moderate amounts of lead, copper, or zinc minerals.

Martinetas and other Micmar Properties, Argentina

The adjacent Martinetas, Microonda and Goleta properties, together with other new adjoining properties, are collectively denoted as the “Micmar” properties. The area consists of flat to very gently rolling treeless windswept terrain averaging about 150 metres above sea level. It is transected by Argentina’s main north-south paved highway (Ruta 3), offering easy year-around access to coastal shipping ports, and by a major gas pipeline, offering a possible source of energy for future mining operations. The properties are within 15 kilometres of Yamana's 100%-owned Bema ranch base camp and generally accessible all year by 2-wheel drive vehicles. Yamana owns all or part of three contiguous ranches to secure surface rights over 420 square kilometres that includes much of the area of the Micmar properties and the most important known gold targets.

The Micmar properties cover much of a 12-kilometre-wide circular volcanic feature thought to be a possible caldera. This feature is continuously underlain by a moderately thick sequence of Jurassic-age rhyolitic ash-tuffs and volcaniclastic beds, part of a regional lithologic unit known as the Chon Aike Formation. A variety of gold occurrences have been discovered in the Micmar area, mostly in association with various shallow-level volcanic structures such as rhyolite domes, volcanic breccias, and fissure vents, and in epithermal quartz-adularia fissure vein systems.

Yamana explored the Micmar properties in moderate detail from 1995 to 1999. During this period, several drilling campaigns tested 21 different targets with 300 drill holes totalling 20,545 metres. Additionally, more than 6,000 metres of shallow backhoe trenches were dug and sampled across parts of the properties. Almost 90% of the drilling consisted of reverse-circulation drill holes including 166 shallow scout holes (average 20 metres depth) drilled during the early prospecting stages of exploration and 101 deeper holes (average 145 metres depth) optimized to define large-tonnage bulk-mineable gold targets. Thirty-three of Yamana’s 300 Micmar drill holes were diamond core holes, mostly drilled during later campaigns when exploration was directed toward high-grade gold veins and shoots.

La Paloma (Syrah), Argentina

Yamana acquired the Syrah property (since renamed “La Paloma”) when it completed the acquisition of Platero in March 2001. Ownership was subsequently transferred from Yamana to RYSA.

When Yamana acquired Platero, the La Paloma (Syrah) property consisted of a single exploration claim (“cateo”) of 99 square kilometres; subsequently, the Santa Cruz Joint Venture filed five new exploration claims surrounding the property, expanding the project to approximately 600 square kilometres in size. The Santa Cruz Joint Venture has also signed an option to purchase agreement with the owner of La Paloma ranch, thus securing 190 square kilometres of surface rights covering important parts of the project area.

La Paloma is located about 40 kilometres northwest of Martinetas. It is transected by a major all-weather graded road that provides year-around access for 2-wheel drive vehicles to Argentina’s main north-south paved highway, Ruta 3, which lies about 60 kilometres east of the property. This highway offers easy access to ocean ports and other modern facilities. A major gas pipeline that runs parallel to Ruta 3 offers a possible source of energy for future mining operations. The area consists of rolling, treeless windswept terrain, ranging from 150 to 200 metres above sea level.

The area is underlain largely by andesitic volcanic flows, ash-tuffs, and volcaniclastic beds, part of a locally thick Jurassic-age volcanic sequence known as the Bajo Pobre Formation which is overlain by rhyolitic volcanic units of the regionally extensive Chon Aike Formation. The andesitic rocks of the Bajo Pobre are slightly richer in iron and more chemically reactive than the Chon Aike rhyolitic rocks and they commonly form conspicuous bright-coloured alteration haloes around old hydrothermal centres which occur along the plethora of crisscrossing fault and fracture zones.

The La Paloma area was first explored by Newcrest in 1993-1997 and optioned for a short period to North in 1997. Both are major mining companies who focused their exploration efforts in this area on finding large tonnage bulk-mineable gold targets - not narrow high-grade veins. The companies collected more than 1,200 surface samples, drilled 12 widely-spaced reverse circulation holes totalling 1,402 metres, and completed several kilometres of shallow backhoe surface trenches after the drilling campaign was done. Newcrest subsequently relinquished the mineral rights in 2000 and the property was then acquired by Platero.

Estrella and Condor, Argentina

Yamana’s adjacent Estrella and Condor properties are located in the central part of the Deseado Massif, adjoining the western boundary of the major producing Cerro Vanguardia gold-silver property. Estrella and Condor each consist of two Manifestations of Discovery plus zones of protection, a collective area of approximately 52 square kilometres.

The area consists of rolling, moderately incised, treeless windswept terrain, approximately 300 metres average elevation above sea level. From Argentina’s main north-south paved highway (Ruta 3) located to the east, the properties are reached by 30 kilometres of graded all-weather secondary road followed by approximately 40 kilometres of poorly maintained 4-wheel drive ranch access roads. Ruta 3 offers easy year-around access to coastal shipping ports. A major gas pipeline that runs parallel to Ruta 3 has been tapped as source of energy for operations at the Cerro Vanguardia mine. Surface rights on both properties are owned by a single large ranch and are not currently controlled by Yamana.

Yamana briefly tested the Estrella and Condor properties in 1996-1997 with a series of wide-spaced reverse-circulation drill holes: 17 holes totalling 2,497 metres at Estrella, and 25 holes totalling 4,040 metres at Condor. Additionally, 1.8 kilometres of shallow exploration trenches were completed at Condor; no trenching has been done at Estrella. This exploration campaign was largely focused on large-tonnage bulk-mineable targets, not on high-grade gold veins such as those currently being exploited at Cerro Vanguardia.

At Estrella, the principal gold-bearing structure is Veta Michélle, comprised of a set of sub-parallel quartz veins extending west across the property from the adjoining Cerro Vanguardia mine property. Exposed intermittently for 2.5 kilometres along strike, Veta Michelle disappears to the west beneath a thin cover of young basalt flows. The Santa Cruz Joint Venture has to date made no plans to pursue this property.

Yamana’s Condor property, which adjoins Estrella on the north, contains at least two large structures that extend off the Cerro Vanguardia mine property. The structures form a set of sub-parallel faults with a large uplifted block between the structures. The uplifted block is comprised mostly of arkosic sandstones and organic-rich shales of the slightly older Jurassic-age Roca Blanca Formation and partly by andesitic volcanic tuffs of the Bajo Pobre Formation, and it is flanked by slightly younger Jurassic-age rhyolitic ash-tuffs of the regionally extensive Chon Aike Formation. The bounding faults apparently served as conduits for hydrothermal activity that pumped considerable amounts of silica and arsenic, together with minor gold and silver, into the surrounding rocks. In Yamana’s 1996-1997 search for bulk-mineable gold deposits, these structures and the adjacent sandstone formation were tested by drilling and trenching with disappointing results, but several targets remain untested. The Santa Cruz Joint Venture has to date made no plans to pursue this property.

Other Properties in Argentina

Yamana’s other properties are all early-stage exploration properties that have not been examined in detail with trenching or tested by drilling. Most of the properties occur within a 40-kilometre radius of the Micmar properties and Yamana’s operations base camp, which would likely serve as a central site for possible future mining operations. The properties are all less than 250 metres above sea level, close to existing infrastructure, and generally accessible all year by two-wheel drive or four-wheel drive vehicles. Surface rights for these properties are currently not controlled by Yamana.

Most of these early-stage properties are geologically similar to Micmar or La Paloma, consisting mainly of epithermal vein systems hosted by Jurassic-age rhyolitic volcanic rocks of the Chon Aike Formation or andesitic volcanic rocks of the Bajo Pobre Formation. In a few instances, the vein systems are hosted by older units such as Permian-age sandstones and conglomerates of the La Golondrina Formation or Triassic-age granitic rocks of the La Leona Formation.

ITEM 5
DIVIDENDS

The Company has never paid a dividend on the Common Shares and does not expect to do so in the foreseeable future. The actual timing, payment and amount of any dividends paid by the Company will be determined by the Board from time to time based upon, among other things, the cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations and such other business considerations as the Board considers relevant.

ITEM 6
DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of first preference shares, Series 1 (the “Preference Shares”) of which there were 122,466,716 Common Shares and no Preference Shares issued and outstanding as of February 28, 2005.

Common Shares

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

Upon a consolidation, merger, or amalgamation of the Company with or into any other corporation, holders of Preference Shares who have not exercised their right of conversion at the date of the consolidation, merger, or amalgamation are entitled to receive upon the exercise of their conversion right, after the effective date of the consolidation, merger, or amalgamation, the aggregate number of shares or securities or property of the Company resulting from the consolidation, merger, or amalgamation, the holder would have been entitled to receive if they had at the effective date of the consolidation, been the registered holder of such number of common shares. Holders of Preference Shares are also entitled to receive, in the event of liquidation, dissolution or winding up of the Company, an amount equal to US$0.125 in respect of each of Preference Share held and all unpaid cumulative dividends before any distribution of the assets of the Company among holders of the Common Shares or any other class of shares.

ITEM 7
MARKET FOR SECURITIES

Price Range and Trading Volume

Common Shares

The Common Shares are listed and posted for trading on the TSX under the symbol “YRI”, on Amex under the symbol “AUY” and on AIM under the symbol “YAU”. The following table sets forth information relating to the monthly trading of the Common Shares on the TSX for the fiscal year ended December 31, 2004.

Period	High (Cdn.$)	Low (Cdn.$)	Volume

March 2004(1)	4.48	3.10	10,805,408
April 2004	4.59	2.90	10,043,069
May 2004	3.39	2.63	10,004,748
June 2004	3.45	2.30	11,048,175
July 2004	3.40	2.65	6,977,856
August 2004	3.24	2.60	5,834,521
September 2004	3.29	2.64	8,260,280
October 2004	3.80	3.27	10,541,397
November 2004	3.94	3.23	11,916,371
December 2004	3.75	3.05	9,589,566

(1)	The Company changed its year end to December 31 during 2004. Accordingly, its most recently completed fiscal year covered a 10-month period commencing on March 1, 2004.

Common Share Purchase Warrants

The common share purchase warrants of the Company are listed and posted for trading on the TSX under the symbol “YRI.WT”. The following table sets forth information relating to the monthly trading of the warrants for the fiscal year ended December 31, 2004.

Period	High (Cdn.$)	Low (Cdn.$)	Volume

March 2004(1)	3.15	2.12	2,188,150
April 2004	3.20	1.75	2,215,900
May 2004	2.15	1.58	238,233
June 2004	2.25	1.22	1,079,500
July 2004	2.14	1.60	58,666
August 2004	2.10	1.60	89,300
September 2004	2.05	1.59	883,025
October 2004	2.43	2.10	402,002
November 2004	2.50	2.00	1,152,200
December 2004	2.40	1.95	1,459,900

(1)	The Company changed its year end to December 31 during 2004. Accordingly, its most recently completed fiscal year covered a 10-month period commencing on March 1, 2004.

ITEM 8
DIRECTORS AND OFFICERS

The following table sets forth the name, province or state and country of residence, position held with the Company and period(s) during which each director of the Company has served as a director, the principal occupation of each director and executive officer of the Company. All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Name and Municipality of Residence	Position with the Company and Period(s) Served as a Director	Principal Occupation
James Askew(2)(3)(4) Colorado, United States	Director since July 31, 2003	Chairman, International Mining Finance Corporation

Victor H. Bradley(1)(4) California, United States	Chairman of the Board and a Director since February 7, 1995	Mining Consultant/Corporate Director

Peter Marrone Ontario, Canada	Chief Executive Office and a Director since July 31, 2003	President and Chief Executive Officer of the Company

Patrick J. Mars(1)(3)(4) Ontario, Canada	Director since August 16, 2001(5)	Mining Consultant/Corporate Director

Juvenal Mesquita Filho São Paulo, Brazil	Director since July 31, 2003	President of Mineracao Santa Elina S/A

Antenor F. Silva, Jr. Rio de Janeiro, Brazil	Chief Operations Officer and a Director since July 31, 2003	Chief Operations Officer of the Company

Charles Main Ontario, Canada	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer

Greg McKnight Ontario, Canada	Executive Vice President, Business Development	Executive Vice President, Business Development

Mark T. Bennett Ontario, Canada	Corporate Secretary	Corporate Secretary

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Sustainability Committee.
(4)	Member of the Corporate Governance Committee.
(5)	Mr. Mars also served as a director of the Company between February 7, 1995 and February 18, 1999.

The principal occupations, businesses or employments of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set out below.

James Askew - Director. Mr. Askew is a mining executive and currently serves as a director on the boards of various companies within the international resource industry, including acting as Chairman of International Mining Finance Corporation and a director of Golden Star Resources Ltd.

Victor H. Bradley - Director. Mr. Bradley joined Yamana in February 1995 as President and Chief Executive Officer, which position he held until July 2003, at which time he became Chairman of Yamana. Mr. Bradley also works as a mining consultant and sits on the board of several resource companies, including Frontier Pacific Mining Corporation, Bullion River Gold Corporation and Kaieteur Resource Corporation of which he is also Executive Chairman. Mr. Bradley is a Chartered Accountant with over 40 years of experience in the minerals industry. For 30 of those years, Mr. Bradley held senior financial positions with a wide range of mining and exploration companies.

Peter Marrone - President and Chief Executive Officer. Mr. Marrone joined Yamana as President and Chief Executive Officer of Yamana in July 2003, and was instrumental in the creation of the Company and organizing it as a significant gold producer in Brazil.   Prior to joining Yamana, Mr. Marrone was Executive Vice President and Managing Director, Investment Banking of Canaccord Capital Corporation from 2001 to July 2003, and prior thereto was a partner at the law firm of Cassels Brock & Blackwell LLP, where he practiced in the area of securities law with a strong focus on mining and international transactions.  Mr. Marrone has more than 20 years of business and capital market experience and has been on the boards of a number of public companies and advised companies with a strong Brazilian presence.  Mr. Marrone is a Faculty Scholar and holds a Bachelor of Laws degree.

Patrick J. Mars - Director. Mr. Mars currently works as a mining consultant and serves as a director of several resource companies, including Glencairn Gold Corporation, Endeavour Mining Capital Corp., SAGE Gold Inc., Carpathian Gold Inc., First Point Minerals Corp. and Manicouagan Minerals Inc. During the period of January 1999 to May 2001, Mr. Mars was Chairman and director of First Marathon Securities (UK) Ltd. prior to such company being acquired by National Bank of Canada, after which time Mr. Mars was director of NBC Financial (UK).

Juvenal Mesquita Filho - Director. Mr. Mesquita is currently the President of Mineração Santa Elina S/A, in Brazil, as well as a director of Santa Elina Mining Corporation since September 1994.

Antenor F. Silva - Chief Operating Officer. Mr. Silva joined Yamana as Chief Operating Officer in July 2003. Mr. Silva has approximately 40 years of experience in the mining and chemical industries, and has provided technical consultation and training in development, construction, start-up, operation, strategic planning and productivity for various mining, hydropower and industrial companies. During this time, Mr. Silva has been instrumental in researching and developing metallurgical and engineering processes for mill plants in mining projects in Brazil, and implementing metallurgical processes which contributed to the development of mines in Tunisia, Africa and Togo, Africa. Mr. Silva has gained significant experience in senior management at various engineering companies and mining, petroleum and chemical companies. Prior to joining Yamana, Mr. Silva acted as Chief Operating Officer of Santa Elina Mines Corporation. Mr. Silva has also served as a director on the boards of several engineering, mining and aluminum extrusion companies. Mr. Silva holds a Bachelor of Science degree in in Mining and Metallurgical Engineering from the Universidade do Estado de São Paulo in São Paulo, Brazil.

Charles B. Main - Vice President, Finance and Chief Financial Officer. Mr. Main joined Yamana as Vice President, Finance and Chief Financial Officer in August 2003, with over 20 years of experience in the finance and mining industries. Prior to joining Yamana, Mr. Main held the principal positions of Director of Corporate Development of Newmont Capital Corporation, Vice President of Normandy Mining Limited and Chief Financial Officer and a director of Banff Resources Ltd. from March 2000 until July 2003, and was Vice President, Finance with TVX Gold Inc. from 1999 to 2000, which company was acquired by Kinross Gold Corporation in 2003. Mr. Main is a Chartered Accountant and a member of the Ontario and Canadian Institutes of Chartered Accountants. Mr. Main holds a Bachelor of Commerce degree from McGill University.

Greg McKnight - Vice President, Business Development. Greg McKnight joined Yamana as Vice President, Business Development in February 2004. Mr. McKnight has approximately 14 years of investment banking and corporate experience during which he has focused almost entirely on the mining sector. Prior to joining Yamana, Mr. McKnight was a director in the investment banking division of Canaccord Capital Corporation, a position he held since December 2001. From 1997 through 2001, Mr. McKnight held the position of Director, Investment Banking Mining at TD Securities Inc. and HSBC Securities Inc. During the year prior to joining Yamana, Mr. McKnight was instrumental in his capacity as an investment banker in structuring the transaction and raising the equity for Yamana that enabled the Company to complete the acquisition of substantially all of the Brazilian mining assets that it currently owns. Mr. McKnight holds a Bachelor of Commerce degree from the University of Toronto and a Masters of Business Administration from the Ivey School of Business at the University of Western Ontario.

Mark T. Bennett - Corporate Secretary. Mr. Bennett was appointed as Yamana’s Corporate Secretary in August 2003. Mr. Bennett is a Partner of Cassels Brock & Blackwell LLP, and has practiced law with Cassels Brock since 1995. Mr. Bennett practices in the area of corporate and securities law with an emphasis on mining, corporate finance and merger and acquisition transactions. Mr. Bennett acts both for underwriters and issuers in a variety of industries including a number of publicly traded mining companies. Mr. Bennett also advises public companies and their boards of directors on various aspects of securities law compliance and corporate governance. Mr. Bennett has a Bachelor of Laws degree the University of Toronto and is a member of the Canadian Bar Association, the Law Society of Upper Canada and the Rocky Mountain Mineral Law Foundation.

As of February 28, 2005, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 3,322,793 Common Shares, representing approximately 3% of the total number of Common Shares outstanding.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company.

(a) is, as at the date hereof, or has been, within the 10 years before the date hereof, a director or executive officer of any company that, while that person was acting in such capacity:

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Patrick Mars who was President and Chief Executive Officer of a mining company when it made a voluntary arrangement with creditors in 1998; or

(b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to the bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

No director or executive officer of Yamana, or a shareholder holding sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest between the Company and any directors or officers of the Company, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officers of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

ITEM 9
PROMOTER

Santa Elina Mines Corporation undertook the initiative in substantially reorganizing the business of the Company during the financial year ended February 28, 2003, and, in connection with the reorganization of the business of the Company, received approximately 38.8% of the outstanding Common Shares of the Company. Accordingly, Santa Elina may be considered to be a promoter of the Company within the meaning of applicable securities legislation. As of the date hereof, Santa Elina holds approximately 19.7% of the outstanding Common Shares of the Company.
ITEM 10
LEGAL PROCEEDINGS

The Company is not a party to, nor is any of its property the subject of, any legal proceedings or any pending legal proceedings, or, to the Company’s knowledge, contemplated legal proceedings, the outcome of which could have a material adverse effect on the Company.

ITEM 11
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below or as disclosed elsewhere herein, none of the directors, executive officers or principal shareholders of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

In connection with the resignation of Victor Bradley, the Chairman of the Company and the former President and Chief Executive Officer of the Company, effective July 31, 2003, the Company paid him $50,000 and issued 350,000 Common Shares to Mr. Bradley in lieu of any and all amounts that may be owing to Mr. Bradley pursuant to the terms of his employment agreement with the Company.

On July 31, 2003, the Board approved, subject to receipt of all regulatory and shareholder approvals, a resolution authorizing subscriptions for the issuance of an aggregate of 808,000 Common Shares to certain employees of the Company at an issue price of Cdn$1.67 per share. The share subscription agreements received TSX approval on August 20, 2003, subject to shareholder approval which was received on June 24, 2004. The employees of the Company and the number of Common Shares issued to such persons are set forth in the following table:

Name	Number of Common Shares
Peter Marrone	217,391
Antenor Silva	208,695
Charles Main	68,870
Juvenal Mesquita Filho	208,695
Greg McKnight	69,565
Seiti Nakamura	17,392
Evandro Cintra	17,392

Total:	808,000

ITEM 12
TRANSFER AGENTS AND REGISTRAR

The transfer agent and registrar for the Common Shares and the warrant agent for the common share purchase warrants of the Company is CIBC Mellon Trust Company at its principal offices in Toronto, Ontario.

ITEM 13
MATERIAL CONTRACTS

The only contracts entered into by the Company, other than a contract entered into in the ordinary course of business, that is material to the Company and that was entered into within the most recently completed financial year, or since January 1, 2002 but is still in effect, are as follows:

1.
A warrant indenture dated July 31, 2003, as supplemented August 12, 2003, between the Company and CIBC Mellon Trust Company, as warrant agent (the “Warrant Indenture”). The following is a summary of the key terms of the Warrant Indenture: Each whole warrant entitles the holder thereof to purchase one Common Share at a price of $1.50. The exercise price and the number of Common Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Warrants are exercisable at any time prior to 5:00 p.m. (Toronto time) on July 31, 2008, after which time the warrants will expire and become null and void. Under the Warrant Indenture, the Company will be entitled to purchase in the market, by private contract or otherwise, all or any of the warrants then outstanding, and any warrants so purchased will be cancelled. The exercise price for the warrants is payable in Canadian dollars. The Warrant Indenture provides for adjustment in the number of Common Shares issuable upon the exercise of the warrants upon the occurrence of certain corporate events. No fractional Common Shares will be issuable upon the exercise of any warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

2.	The Trust Indenture dated as of December 21, 2004 herein referred to under the heading “General Development of the Business of the Company - Three Year History”.

3.	The Subscription Agreement dated as of October 15, 2004 referred to under the heading “General Development of the Business of the Company - Three Year History”.

ITEM 14
AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full Board of Directors.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board of Directors. A copy of the charter is attached hereto as Schedule “A”.

During the year ended December 31, 2004, the Audit Committee was comprised of three directors, all of whom were independent directors: Victor H. Bradley (Chair), Patrick J. Mars and Lance Tigert. In addition to being independent directors as described above, all members of the Company’s Audit Committee must meet an additional “independence” test under Multilateral Instrument 52-110, “Audit Committees” in that their directors’ fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company. The meaning of independence under 52-110 is set out in “Schedule “A” to the Audit Committee’s charter. Each member of the Audit Committee is financially literate within the meaning of Multilateral Instrument 52-110.

The Audit Committee met 5 times during the most recently completed financial year, of which Mr. Bradley attended 5, Mr. Mars attended 5 and Mr. Tigert attended 4.

Report on Activities of Audit Committee

In carrying out its mandate, the Audit Committee met five times during the year ended December 31, 2004, on May 12, June 25, August 3, November 3 and December 13, 2004. The Audit Committee reviewed, with the Vice-President, Finance and Chief Financial Officer and the auditors of the Company, the annual consolidated financial statements for the year ended February 29, 2004, as well as the consolidated financial statements for the four months ended June 30, 2004 and the seven months ended September 30, 2004. For each of the financial statements reviewed by the Audit Committee, the Audit Committee received the input and comments of the Company’s auditors, which included among other things, confirmation of the cooperation of the management of the Company in conducting their audit and of the independence of the auditors from the Company. The Audit Committee also reviewed the management discussion and analysis and other financial disclosure related to the financial statements described above.

The foregoing report dated this 7th day of March, 2005 has been furnished by the Chairman of the Audit Committee on behalf of the Committee:

(Signed) Victor H. Bradley

Relevant Educational Experience

Set out below is a description of the education and experience of each of the Company’s two current audit committee members, which is relevant to the performance of his responsibilities as an audit committee member. The Board intends to appoint a third independent director to its audit committee shortly.

Victor H. Bradley - Mr. Bradley is a Chartered Accountant and possesses over 40 years of experience in the minerals industry. Mr. Bradley has held various senior financial positions with a wide range of mining and exploration companies.

Patrick J. Mars - Mr. Mars has extensive experience in the finance industry. Mr. Mars previously served as the Chairman and a director of First Marathon Securities (UK) Ltd., prior to the company’s acquisition by National Bank of Canada, and subsequently served as a director of NBC Financial (UK) Ltd. following the acquisition. Mr. Mars works a mining consultant and sits on the boards of various resource companies.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

The aggregate audit fee billed by the Company’s external auditors for the year ended December 31, 2004 were $271,900 (February 29, 2004 - $392,930). The audit fees relate to the audit of consolidated financial statements, quarterly reviews of interim financial statements, and other statutory and regulatory filings, including procedures performed in connection with the Company’s short-form prospectus filings.
Audited-Related Fees

Audit-related fees billed by the Company’s external auditors for the year ended December 31, 2004 were $8,500 (February 29, 2004 -$17,700). The audit-related fees were for various review and audit services performed in connection with proposed business transactions by the Company as well as advising management, securities regulators and legal counsel.

Tax Fees

There were no tax fees in respect of tax compliance, tax advice and tax planning billed by the Company’s external auditors for the years ended December 31, 2004 or February 29, 2004.

All Other Fees

There were no other fees billed by the Company’s external auditors in the past two fiscal years.

ITEM 15
INTERESTS OF EXPERTS

John R. Sullivan, P. Geo., Senior Associate Geologist, G. Ross MacFarlane, P. Eng., Senior Associate Metallurgical Engineer and Valasquez Spring, P. Eng., Senior Geologist, each of Watts, Griffis and McQuat Limited are the authors of the technical report dated July 4, 2003 entitled “A Technical Review of the Fazenda Brasileiro Gold Mine and Adjacent Exploration Property in Bahia State, Brazil for Santa Elina Mines Corporation”, referred to herein under the heading “Narrative Description of the Business - Mineral Projects”, and each is a “qualified person” as defined in National Instrument 43-101. Neither Mr. Sullivan, Mr. MacFarlane nor Mr. Spring has any interest in any securities or other property of the Company or its associates or affiliates, nor do they expect to receive or acquire any such interests. The December 31, 2004 statement of estimated mineral reserves for the Fazenda Brasileiro property referred to under “Narrative Description of the Business - Mineral Projects”, was prepared by Porfirio Cabeleiro Rodriguez, Geostatician, and reviewed by Mel Klohn, Geological Consultant, as a “qualified person” as defined in National Instrument 43-101. At the time, Mr. Klohn was Vice-President, Exploration of the Company. Mr. Klohn has since resigned from his position with the Company and is now a Geological Consultant. Mr. Klohn’s interest in the securities of the Company represents less than one percent of the Company’s outstanding securities and he has no interest in other property of the Company or its associates or affiliates, nor does he expect to receive or acquire any such interests.

John Wells, Consultant of Mineral Processing of Hatch Limited and Michael G. Hester, Vice-President and Principal Mining Engineer of Independent Mining Consultants Inc. are the authors of the technical report dated August 2004 entitled “Chapada Copper-Gold Project, Goias State, Brazil - Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators”, referred to herein under the heading “Narrative Description of the Business - Mineral Projects”, and each is a “qualified person” as defined in National Instrument 43-101. Neither Mr. Wells nor Mr. Hester has any interest in any securities or other property of the Company or its associates or affiliates, nor do they expect to receive or acquire any such interests.

Michael W. Cassiday, AusIMM, Vice President of Kappes, Cassiday & Associates and Melvin L. Klohn, P. Geo., Geologist Consultant, are the authors of the technical report dated December 22, 2003 entitled “Fazenda Nova Technical Report for an Open Pit/Heap Leach Gold Project in Brazil”, referred to herein under the heading “Narrative Description of the Business - Mineral Projects”, and each is a “qualified person” as defined in National Instrument 43-101. Mr. Cassiday does not have any interest in the securities of the Company or in any other property of the Company or its associates or affiliates, nor does he expect to receive or acquire any such interests. Subsequent to co-authorizing the technical report dated December 22, 2003, Mr. Klohn was appointed as Vice-President, Exploration of the Company. Mr. Klohn has since resigned from his position with the Company and is now a Geological Consultant. Mr. Klohn’s interest in the securities of the Company represents less than one per cent of the Company’s outstanding securities and he has no interest in other property of the Company or its associates or affiliates, nor does he expect to receive or acquire any such interests.

Melvin L. Klohn, a Geological Consultant, as a “qualified person” as defined in National Instrument 43-101, prepared the geological and historical property summaries disclosed herein under the headings “Narrative Description of the Business - Mineral Projects - Cumaru-Gradaus, Brazil - Eastern Santa Cruz Province, Argentina - Martinetas and other Micmar Properties, Argentina - Other Properties in Argentina”. Mr. Klohn’s interest in the securities of the Company represents less than one per cent of the Company’s outstanding securities and he has no interest in other property of the Company or its associates or affiliates, nor does he expect to receive or acquire any such interests.

ITEM 16
ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Company’s management information circular dated March 15, 2005. Additional financial information is provided in the Company’s financial statements and managements’ discussion and analysis for the fiscal year ended December 31, 2004. Additional financial information relating to the Company may also be found at www.sedar.com.

SCHEDULE “A”
AUDIT COMMITTEE CHARTER

I. PURPOSE

The Audit Committee shall provide assistance to the Board of Directors of Yamana Gold Inc. (the “Company”) in fulfilling its financial reporting and control responsibilities to the shareholders of the Company and the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are to:

●
Oversee the accounting and financial reporting processes of the Company, and the audit of its financial statements, including: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; and (iii) the independent auditors’ qualifications and independence.

●	Serve as an independent and objective party to monitor the Company’s financial reporting processes and internal control systems.

●	Review and appraise the audit activities of the Company’s independent auditors.

●
Provide open lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters, and meet periodically with management and with the independent auditors.

II. COMPOSITION

The Audit Committee shall be comprised of at least three directors. Each Committee member shall be an “unrelated director” in accordance with the Corporate Governance Guidelines of the Toronto Stock Exchange in effect from time to time, if any. In addition, the composition of the Audit Committee shall comply with the rules and regulations of any other stock exchange on which the shares of the Company are listed, subject to any waivers or exceptions granted by such stock exchange.

Each Committee member shall be “independent” within the meaning of Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”), as may be amended from time to time, as outlined in Schedule “A” hereto. Pursuant to MI 52-110, a member will be considered “independent” if he has no direct or indirect, material relationship with the Company. MI 52-110 sets forth certain relationships which deem one not to be independent.

In addition, a director shall not be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person” or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company), directly or indirectly, any consulting, advisory, or other compensation from the Company other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees. An “affiliated person” means a person who directly or indirectly controls the Company, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

All members shall, to the satisfaction of the Board of Directors, be financially literate in accordance with the requirements of the MI 52-110 (i.e. will have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements). At least one member shall have accounting or related financial management expertise to qualify as a “financial expert”. A person will qualify as “financial expert” if he or she possesses the following attributes:

1.	an understanding of financial statements and generally accepted accounting principles used by the Company to prepare its financial statements;

2.	an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

3.
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

4. an understanding of internal controls and procedures for financial reporting; and

5. an understanding of audit committee functions.

The Committee members will be elected annually at the first meeting of the Board of Directors following the annual general meeting of shareholders.

III. RESPONSIBILITIES AND POWERS

Responsibilities and powers of the Audit Committee include:

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Annual review and revision of this Charter as necessary with the approval of the Board of Directors provided that this Charter may be amended and restated from time to time without the approval of the Board of Directors to ensure that that the composition of the Audit Committee and the Responsibilities and Powers of the Audit Committee comply with applicable laws and stock exchange rules.

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Making recommendations to the Board of Directors regarding the selection, the appointment, evaluation, fees and compensation and, if necessary, the replacement of the independent auditors, and assisting in resolving any disagreements between management and the independent auditors regarding financial reporting.

●	Approving the appropriate audit engagement fees and the funding for payment of the independent auditors’ compensation and any advisors retained by the Audit Committee.

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Ensuring that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

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Confirming the independence of the auditors, which will require receipt from the auditors of a formal written statement delineating all relationships between the auditors and the Company and any other factors that might affect the independence of the auditors and reviewing and discussing with the auditors any significant relationships and other factors identified in the statement. Reporting to the Board of Directors its conclusions on the independence of the auditors and the basis for these conclusions.

●	Overseeing the work of the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

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Ensuring that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

-	bookkeeping or other services related to the accounting records or financial statements of the Company;

-	financial information systems design and implementation;

-	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

-	actuarial services;

-	internal audit outsourcing services;

-	management functions or human resources;

-	broker or dealer, investment adviser or investment banking services;

-	legal services and expert services unrelated to the audit; and

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the Company’s annual financial statements (and interim financial statements as applicable) and related footnotes, management’s discussion and analysis and the annual information form, for the purpose of any other services which the Public Company Accounting Oversight Board determines to be impermissible.

●	Pre-approving all audit services, internal control related services and approving any permissible non-audit engagements of the independent auditors, in accordance with applicable legislation.

●	Meeting with the auditors and financial management of the Company to review the scope of the proposed audit for the current year, and the audit procedures to be used.

●	Reviewing with management and the independent auditors:

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the Company’s annual financial statements (and interim financial statements as applicable) and related footnotes, management’s discussion and analysis and the annual information form, for the purpose of recommending approval by the Board of Directors prior to its release, and ensuring that:

º	management has reviewed the audited financial statements with the audit committee, including significant judgments affecting the financial statements

º	the members of the Committee have discussed among themselves, without management or the independent auditors present, the information disclosed to the Committee

º
the Committee has received the assurance of both financial management and the independent auditors that the Company’s financial statements are fairly presented in conformity with Canadian GAAP in all material respects

-	Any significant changes required in the independent auditors’ audit plan and any serious issues with management regarding the audit.

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the Company’s internal controls report and the independent auditors’ certification of the report, and review disclosures made to the Committee by the CEO and CFO about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

-	Other matters related to the conduct of the audit that are to be communicated to the Committee under generally accepted auditing standards.

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Satisfying itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure described in the preceding paragraph, and assessing the adequacy of such procedures periodically.

●	Reviewing with the independent auditors and management the adequacy and effectiveness of the financial and accounting controls of the Company.

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Establishing procedures: (i) for receiving, handling and retaining of complaints received by the Company regarding accounting, internal controls, or auditing matters, and (ii) for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

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Reviewing with the independent auditors any audit problems or difficulties and management’s response and resolving disagreements between management and the auditors and reviewing and discussing material written communications between management and the independent auditors, such as any management letter of schedule of unadjusted differences.

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Making inquires of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

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Making inquires of management and the independent auditors to identify significant business, political, financial, litigation and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

●	Assessing the overall process for identifying principal business, political, financial, litigation and control risks and providing its views on the effectiveness of this process to the Board.

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Ensuring that the disclosure of the process followed by the Board of Directors and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented.

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Obtaining reports from management, the Company’s independent auditors that the Company is in conformity with legal requirements and the Company’s Code of Business Conduct and Ethics and reviewing reports and disclosures of insider and affiliated party transactions.

●	Discussing any earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

●	Ensuring adequate procedures are in place for review of the Company’s disclosure of financial information and assess the adequacy of these procedures at least once per year.

●	Reviewing of confirmation of compliance with the Company’s policies on internal controls, conflicts of interests, ethics, foreign corrupt practice, etc.

●	Ensuring that the Company’s Annual Information Form and the Company’s Management Information Circular contains the disclosure as required by law, including that required by MI 52-110.

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Reviewing with financial management and the independent auditors interim financial information, including interim financial statements, management discussion and analysis and financial press releases for the purpose of recommending approval by the Board of Directors prior to its release.

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At least annually obtaining and reviewing a report prepared by the independent auditors describing (i) the auditors’ internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues; and (iii) all relationships between the independent auditors and the Company (to assess auditors’ independence).

●	Reviewing and approving hiring policies for employees or former employees of the past and present independent auditors.

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Engaging independent counsel and other advisors if the Committee determines such advisors are necessary to assist the Committee in carrying out its duties and setting and paying for any counsel or advisors employed by the Audit Committee.

●	Discussing with the Company’s legal counsel legal matters that may have a material impact on the financial statements or of the Company’s compliance policies and internal controls.

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Reporting annually to the shareholders in the Company’s Annual Information Form on the carrying out of its responsibilities under this charter and on other matters as required by applicable securities regulatory authorities.

IV. MEETINGS

The Audit Committee will meet regularly at times necessary to perform the duties described above in a timely manner, but not less than four times a year and any time the Company proposes to issue a press release with its quarterly or annual earning information. Meetings may be held at any time deemed appropriate by the Committee.

The Audit Committee shall meet periodically in separate executive sessions with management (including the Chief Financial Officer), the internal auditors and the independent auditor, and have such other direct and independent interaction with such persons from time to time as the members of the Audit Committee deem appropriate. The Audit Committee may request any officer or employee of the Company or the Company’s outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

The independent auditors will have direct access to the Committee at their own initiative.

The Chairman of the Committee will report periodically the Committee’s findings and recommendations to the Board of Directors.